Old Mutual Advantage Growth Fund

SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2008 (Unaudited)

Description	Shares	Value (000)
Common Stock - 98.3%		
Aerospace/Defense - 1.1%		
Boeing	7,658	$ 327
Total Aerospace/Defense		327
Agricultural Chemicals - 2.3%		
Monsanto	9,843	692
Total Agricultural Chemicals		692
Applications Software - 2.5%		
Microsoft	38,635	751
Total Applications Software		751
Athletic Footwear - 1.4%		
Nike, Cl B	8,370	427
Total Athletic Footwear		427
Beverages-Non-Alcoholic - 2.6%		
PepsiCo	14,550	797
Total Beverages-Non-Alcoholic		797
Brewery - 1.8%		
Cia de Bebidas das Americas ADR	12,480	553
Total Brewery		553
Cable/Satellite TV - 2.0%		
DIRECTV Group*	26,534	608
Total Cable TV		608
Chemicals-Specialty - 1.9%		
Ecolab	16,380	576
Total Chemicals-Specialty		576
Computer Services - 2.2%		
Accenture, Cl A	11,450	375
Cognizant Technology Solutions, Cl A*	16,300	294
Total Computer Services		669
Computers - 6.0%		
Apple*	6,635	566
Hewlett-Packard	15,120	549
International Business Machines	8,085	680
Total Computers		1,795
Consulting Services - 1.1%		
FTI Consulting*	7,390	330
Total Consulting Services		330
Consumer Products-Miscellaneous - 1.6%		
Clorox	8,895	494
Total Consumer Products-Miscellaneous		494
Cosmetics & Toiletries - 3.0%		
Procter & Gamble	14,635	905
Total Cosmetics & Toiletries		905
Disposable Medical Products - 2.4%		
C.R. Bard	8,535	719
Total Disposable Medical Products		719
Diversified Manufacturing Operations - 3.8%		
Danaher	8,825	500
Illinois Tool Works	18,295	641
Total Diversified Manufacturing Operations		1,141
Electric Products-Miscellaneous - 1.8%		
Emerson Electric	14,800	542
Total Electric Products-Miscellaneous		542
Electronic Components-Semiconductors - 3.9%		
Intel	47,585	698
Texas Instruments	29,905	464
Total Electronic Components-Semiconductors		1,162
Energy-Alternate Sources - 0.8%		
Covanta Holding*	10,855	238
Total Energy-Alternate Sources		238

Engineering/R&D Services - 3.0%		
ABB ADR	24,925	374
Jacobs Engineering Group*	10,875	523
Total Engineering/R&D Services		897
Engines-Internal Combustion - 0.8%		
Cummins	8,626	231
Total Engines-Internal Combustion		231
Entertainment Software - 0.8%		
Electronic Arts*	14,670	235
Total Entertainment Software		235
Fiduciary Banks - 2.8%		
Northern Trust	9,441	492
State Street	9,000	354
Total Fiduciary Banks		846
Finance-Investment Banker/Broker - 0.9%		
Charles Schwab	16,265	263
Total Finance-Investment Banker/Broker		263
Industrial Gases - 2.0%		
Praxair	9,938	590
Total Industrial Gases		590
Instruments-Scientific - 1.0%		
Thermo Fisher Scientific*	8,815	300
Total Instruments-Scientific		300
Investment Management/Advisory Services - 2.0%		
T Rowe Price Group	16,766	594
Total Investment Management/Advisory Services		594
Life/Health Insurance - 0.7%		
Manulife Financial	12,055	205
Total Life/Health Insurance		205
Machinery-Farm - 0.3%		
AGCO*	4,455	105
Total Machinery-Farm		105
Machinery-Pumps - 1.1%		
Flowserve	6,205	320
Total Machinery-Pumps		320
Medical Information Systems - 1.3%		
Cerner*	10,137	390
Total Medical Information Systems		390
Medical Products - 7.3%		
Henry Schein*	17,200	631
Johnson & Johnson	13,920	833
Stryker	7,905	316
Varian Medical Systems*	11,928	418
Total Medical Products		2,198
Medical-Biomedical/Genetic - 2.9%		
Amgen*	14,935	863
Total Medical-Biomedical/Genetic		863
Medical-Drugs - 2.9%		
Abbott Laboratories	16,250	867
Total Medical-Drugs		867
Networking Products - 2.5%		
Cisco Systems*	46,961	765
Total Networking Products		765
Oil Companies-Exploration & Production - 1.4%		
Southwestern Energy*	14,955	433
Total Oil Companies-Exploration & Production		433
Oil Field Machinery & Equipment - 2.9%		
Cameron International*	19,365	397
National Oilwell Varco*	19,995	489
Total Oil Field Machinery & Equipment		886
Oil-Field Services - 3.5%		
Halliburton	20,165	367
Schlumberger	8,941	379
Smith International	12,850	294
Total Oil-Field Services		1,040
Pharmacy Services - 2.0%		
Express Scripts*	10,935	601
Total Pharmacy Services		601

Retail-Apparel/Shoe - 0.5%		
Guess?	9,645	148
Total Retail-Apparel/Shoe		148
Retail-Computer Equipment - 1.2%		
GameStop, Cl A*	17,405	377
Total Retail-Computer Equipment		377
Retail-Discount - 3.5%		
Family Dollar Stores	18,250	476
Wal-Mart Stores	10,440	585
Total Retail-Discount		1,061
Retail-Restaurants - 3.2%		
McDonald's	15,725	978
Total Retail-Restaurants		978
Transport-Rail - 1.2%		
Union Pacific	7,630	365
Total Transport-Rail		365
Web Portals/ISP - 1.9%		
Google, Cl A*	1,819	560
Total Web Portals/ISP		560
Wireless Equipment - 2.5%		
Qualcomm	21,435	768
Total Wireless Equipment		768
Total Common Stock (Cost $37,501)		**29,612**
Money Market Fund - 1.9%		
Dreyfus Cash Management Fund, Institutional Class, 1.585% (A)	565,274	565
Total Money Market Fund (Cost $565)		**565**
Total Investments - 100.2% (Cost $38,066)†		**30,177**
Other Assets and Liabilities, Net - (0.2)%		**(53)**
Total Net Assets - 100.0%	$	**30,124**

 * Non-income producing security.
 (A) The rate reported represents the 7-day effective yield as of December 31, 2008.

 ADR - American Depositary Receipt
 Cl - Class
 ISP - Internet Service Provider
 R&D - Research and Development

† At December 31, 2008, the approximate tax basis cost of the Fund's investments was $38,066 (000), and the unrealized appreciation and depreciation were $682 (000) and $(8,571) (000), respectively.

 Cost figures are shown with "000's" omitted

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

> Level 1 – quoted prices in active markets for identical securities
> Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
> Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of December 31, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$ 30,177
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 30,177

Old Mutual Analytic U.S. Long/Short Fund

SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2008 (Unaudited)

Description	Shares	Value (000)
Common Stock - 115.5%		
Advertising Agencies - 0.0%		
Interpublic Group*	17,142	$ 68
Total Advertising Agencies		68
Aerospace/Defense - 3.2%		
Boeing	59,155	2,524
General Dynamics	28,416	1,636
Lockheed Martin	24,209	2,036
Raytheon	16,751	855
Total Aerospace/Defense		7,051
Agricultural Chemicals - 1.5%		
CF Industries Holdings	17,469	859
Mosaic	57,596	1,993
Terra Industries	33,005	550
Total Agricultural Chemicals		3,402
Agricultural Operations - 1.2%		
Archer-Daniels-Midland	88,548	2,553
Total Agricultural Operations		2,553
Airlines - 1.1%		
Southwest Airlines	276,440	2,383
Total Airlines		2,383
Applications Software - 4.0%		
Compuware*	30,846	208
Microsoft (D)	441,015	8,573
Total Applications Software		8,781
Athletic Footwear - 1.2%		
Nike, Cl B (D)	50,125	2,556
Total Athletic Footwear		2,556
Auto/Truck Parts & Equipment-Original - 0.0%		
Federal Mogul*	10,547	45
Total Auto/Truck Parts & Equipment-Original		45
Auto-Cars/Light Trucks - 0.3%		
Ford Motor*	320,721	734
Total Auto-Cars/Light Trucks		734
Beverages-Wine/Spirits - 0.2%		
Brown-Forman, Cl B	10,648	548
Total Beverages-Wine/Spirits		548
Brewery - 1.1%		
Molson Coors Brewing, Cl B	50,578	2,474
Total Brewery		2,474
Broadcast Services/Programming - 0.1%		
Liberty Media - Capital, Ser A*	27,323	129
Total Broadcast Services/Programming		129
Building & Construction Products-Miscellaneous - 0.1%		
Armstrong World Industries	6,802	147
Total Building & Construction Products-Miscellaneous		147
Cable TV - 2.0%		
Cablevision Systems, Cl A	3,335	56
Comcast, Cl A (D)	232,951	3,932
DISH Network, Cl A*	18,698	207
Time Warner Cable, Cl A* (D)	10,484	225
Total Cable TV		4,420
Cellular Telecommunications - 0.5%		
NII Holdings*	19,545	355
US Cellular*	16,516	714
Total Cellular Telecommunications		1,069
Chemicals-Diversified - 0.0%		
Rohm & Haas	322	20
Total Chemicals-Diversified		20
Chemicals-Specialty - 1.0%		
Ashland	169,739	1,784

Ecolab	9,438	332
Total Chemicals-Specialty		2,116
Coal - 0.2%		
Arch Coal	21,829	356
Total Coal		356
Commercial Banks-Central US - 0.0%		
BOK Financial	906	37
Total Commercial Banks-Central US		37
Commercial Banks-Southern US - 0.0%		
Bancorpsouth	2,630	61
Total Commercial Banks-Southern US		61
Commercial Banks-Western US - 0.1%		
Bank of Hawaii	4,964	224
Total Commercial Banks-Western US		224
Commercial Services - 1.1%		
Quanta Services*	120,358	2,383
Ticketmaster Entertainment*	14,637	94
Total Commercial Services		2,477
Commercial Services-Finance - 3.8%		
H&R Block	158,098	3,592
Lender Processing Services	11,538	340
Visa, Cl A	39,218	2,057
Western Union	173,014	2,481
Total Commercial Services-Finance		8,470
Computer Services - 1.0%		
Accenture, Cl A	45,484	1,491
Computer Sciences*	21,540	757
Total Computer Services		2,248
Computers - 3.0%		
Dell*	36,136	370
Hewlett-Packard (D)	168,791	6,125
Total Computers		6,495
Cosmetics & Toiletries - 4.2%		
Bare Escentuals*	3,801	20
Procter & Gamble (D)	149,843	9,263
Total Cosmetics & Toiletries		9,283
Distribution/Wholesale - 0.5%		
Ingram Micro, Cl A*	81,852	1,096
Total Distribution/Wholesale		1,096
Diversified Banking Institution - 0.5%		
Bank of America	21,556	304
JPMorgan Chase (D)	23,616	745
Total Diversified Banking Institution		1,049
Diversified Manufacturing Operations - 0.5%		
General Electric	34,589	560
Harsco	8,779	243
Tyco International	10,406	225
Total Diversified Manufacturing Operations		1,028
E-Commerce/Services - 1.4%		
eBay* (D)	222,550	3,107
Total E-Commerce/Services		3,107
Electric Products-Miscellaneous - 0.5%		
Molex	79,560	1,153
Total Electric Products-Miscellaneous		1,153
Electric-Integrated - 0.3%		
FirstEnergy	10,272	499
TECO Energy	14,918	184
Total Electric-Integrated		683
Electronic Components-Miscellaneous - 0.5%		
AVX	9,831	78
Jabil Circuit	109,377	738
Tyco Electronics	13,636	221
Total Electronic Components-Miscellaneous		1,037
Electronic Components-Semiconductors - 2.8%		
Cree*	6,240	99
Fairchild Semiconductor International*	6,873	34
Intel	176,162	2,583
Texas Instruments (D)	214,872	3,335

Total Electronic Components-Semiconductors		6,051
Electronic Design Automation - 0.1%		
Synopsys*	10,284	190
Total Electronic Design Automation		190
Electronic Parts Distribution - 0.3%		
Avnet*	38,035	693
Total Electronic Parts Distribution		693
Engineering/R&D Services - 4.2%		
Aecom Technology*	26,582	817
Fluor (D)	60,502	2,715
Jacobs Engineering Group* (D)	55,536	2,671
KBR	159,727	2,428
URS*	15,231	621
Total Engineering/R&D Services		9,252
Engines-Internal Combustion - 0.6%		
Cummins	49,860	1,333
Total Engines-Internal Combustion		1,333
Entertainment Software - 0.6%		
Electronic Arts*	77,046	1,236
Total Entertainment Software		1,236
Fiduciary Banks - 2.1%		
Bank of New York Mellon (D)	91,896	2,603
Northern Trust	39,970	2,084
Total Fiduciary Banks		4,687
Finance-Credit Card - 0.1%		
Discover Financial Services	34,252	326
Total Finance-Credit Card		326
Finance-Investment Banker/Broker - 2.0%		
Charles Schwab (D)	233,168	3,770
Merrill Lynch	24,199	282
TD Ameritrade Holding*	22,262	317
Total Finance-Investment Banker/Broker		4,369
Finance-Other Services - 1.7%		
Nasdaq OMX Group*	44,679	1,104
NYSE Euronext	91,864	2,515
Total Finance-Other Services		3,619
Food-Meat Products - 1.2%		
Hormel Foods	8,763	272
Tyson Foods, Cl A	260,625	2,283
Total Food-Meat Products		2,555
Food-Miscellaneous/Diversified - 0.3%		
Corn Products International	18,807	543
Total Food-Miscellaneous/Diversified		543
Food-Wholesale/Distribution - 2.1%		
SYSCO (D)	197,257	4,525
Total Food-Wholesale/Distribution		4,525
Forestry - 0.2%		
Plum Creek Timber	11,081	385
Total Forestry		385
Funeral Services & Related Items - 0.1%		
Service Corp International	33,350	166
Total Funeral Services & Related Items		166
Gas-Distribution - 0.8%		
Nicor	8,707	303
NiSource	14,027	154
Sempra Energy	24,162	1,030
UGI	11,716	286
Total Gas-Distribution		1,773
Health Care Cost Containment - 1.7%		
McKesson (D)	96,453	3,736
Total Health Care Cost Containment		3,736
Home Decoration Products - 0.0%		
Newell Rubbermaid	3,906	38
Total Home Decoration Products		38
Hospital Beds/Equipment - 0.1%		
Hill-Rom Holdings	13,255	218
Total Hospital Beds/Equipment		218
Hotels & Motels - 0.3%		

Wyndham Worldwide	109,670	718
Total Hotels & Motels		718
Independent Power Producer - 1.6%		
Calpine*	218,568	1,591
Mirant*	50,303	949
Reliant Energy*	187,931	1,086
Total Independent Power Producer		3,626
Insurance Brokers - 0.3%		
AON	15,399	703
Erie Indemnity, Cl A	1,427	54
Total Insurance Brokers		757
Investment Management/Advisory Services - 1.7%		
Blackrock	2,770	372
Janus Capital Group	89,994	723
T Rowe Price Group	74,823	2,652
Total Investment Management/Advisory Services		3,747
Life/Health Insurance - 0.4%		
Aflac	17,048	782
Total Life/Health Insurance		782
Machine Tools & Related Products - 0.1%		
Kennametal	8,553	190
Total Machine Tools & Related Products		190
Machinery-Farm - 0.2%		
AGCO*	16,759	395
Total Machinery-Farm		395
Machinery-Pumps - 0.2%		
Flowserve	8,435	434
Total Machinery-Pumps		434
Medical Information Systems - 0.6%		
Cerner*	34,074	1,310
Total Medical Information Systems		1,310
Medical Instruments - 0.1%		
Techne	1,960	126
Total Medical Instruments		126
Medical Products - 2.6%		
Johnson & Johnson (D)	44,144	2,641
Stryker (D)	75,646	3,022
Total Medical Products		5,663
Medical-Biomedical/Genetic - 3.4%		
Amgen* (D)	76,490	4,417
Charles River Laboratories*	7,471	196
Genentech* (D)	22,410	1,858
Life Technologies*	44,518	1,038
Total Medical-Biomedical/Genetic		7,509
Medical-Drugs - 4.7%		
Bristol-Myers Squibb (D)	117,639	2,735
Merck	57,441	1,746
Pfizer (D)	314,756	5,574
Sepracor*	24,805	272
Total Medical-Drugs		10,327
Medical-HMO - 0.5%		
Aetna	21,695	618
Humana*	14,660	547
Total Medical-HMO		1,165
Medical-Hospitals - 0.0%		
Health Management Associates, Cl A*	12,182	22
Total Medical-Hospitals		22
Medical-Wholesale Drug Distributors - 4.2%		
AmerisourceBergen (D)	136,264	4,859
Cardinal Health (D)	123,889	4,270
Total Medical-Wholesale Drug Distributors		9,129
Metal Processors & Fabricators - 0.1%		
Timken	14,907	293
Total Metal Processors & Fabricators		293
Metal-Aluminum - 0.6%		
Alcoa	112,052	1,262
Total Metal-Aluminum		1,262
Miscellaneous Manufacturing - 0.0%		

John Bean Technologies	7,010	57
Total Miscellaneous Manufacturing		57
Multi-Line Insurance - 0.5%		
Loews	41,955	1,185
Total Multi-Line Insurance		1,185
Multimedia - 3.0%		
McGraw-Hill	4,974	115
News, Cl A	228,042	2,073
Time Warner	273,928	2,756
Walt Disney	72,984	1,656
Total Multimedia		6,600
Oil Companies-Exploration & Production - 0.6%		
Newfield Exploration*	2,574	51
Occidental Petroleum	11,249	675
Pioneer Natural Resources	37,398	605
Total Oil Companies-Exploration & Production		1,331
Oil Companies-Integrated - 8.9%		
Chevron	88,710	6,562
ConocoPhillips	22,113	1,145
Exxon Mobil (D)	149,331	11,921
Total Oil Companies-Integrated		19,628
Oil Field Machinery & Equipment - 0.1%		
National Oilwell Varco*	8,927	218
Total Oil Field Machinery & Equipment		218
Oil-Field Services - 2.9%		
Baker Hughes	3,579	115
Halliburton (D)	159,523	2,900
Oceaneering International*	2,703	79
Schlumberger (D)	79,914	3,383
Total Oil-Field Services		6,477
Paper & Related Products - 0.2%		
Rayonier	11,172	350
Total Paper & Related Products		350
Pharmacy Services - 1.2%		
Medco Health Solutions*	61,027	2,558
Total Pharmacy Services		2,558
Property/Casualty Insurance - 0.9%		
Alleghany*	365	103
Travelers	41,036	1,855
Total Property/Casualty Insurance		1,958
REITs-Office Property - 0.9%		
Boston Properties	34,362	1,890
Total REITs-Office Property		1,890
REITs-Shopping Centers - 0.0%		
Kimco Realty	102	2
Total REITs-Shopping Centers		2
REITs-Storage - 1.0%		
Public Storage	28,829	2,292
Total REITs-Storage		2,292
Retail-Apparel/Shoe - 0.0%		
Gap	6,918	93
Total Retail-Apparel/Shoe		93
Retail-Automobile - 0.1%		
Carmax*	14,682	116
Total Retail-Automobile		116
Retail-Bookstore - 0.0%		
Barnes & Noble	4,926	74
Total Retail-Bookstore		74
Retail-Discount - 4.2%		
Big Lots*	100,385	1,455
BJ's Wholesale Club*	45,711	1,566
Costco Wholesale (D)	58,462	3,069
Wal-Mart Stores	56,534	3,169
Total Retail-Discount		9,259
Retail-Drug Store - 0.0%		
Walgreen	3,850	95
Total Retail-Drug Store		95
Retail-Major Department Store - 0.0%		

Saks*	22,752	100
Total Retail-Major Department Store		100
Retail-Restaurants - 0.2%		
McDonald's	7,918	492
Total Retail-Restaurants		492
S&L/Thrifts-Central US - 0.5%		
TFS Financial	83,208	1,073
Total S&L/Thrifts-Central US		1,073
S&L/Thrifts-Eastern US - 0.2%		
Hudson City Bancorp	25,094	401
Total S&L/Thrifts-Eastern US		401
Schools - 0.1%		
Career Education*	7,149	128
Total Schools		128
Steel-Producers - 0.2%		
AK Steel Holding	49,261	459
Total Steel-Producers		459
Super-Regional Banks-US - 2.1%		
Wachovia	20,979	116
Wells Fargo (D)	155,710	4,590
Total Super-Regional Banks-US		4,706
Telecommunications Equipment-Fiber Optics - 1.5%		
Corning (D)	354,663	3,380
Total Telecommunications Equipment-Fiber Optics		3,380
Telecommunications Services - 0.0%		
Virgin Media	10,516	52
Total Telecommunications Services		52
Telephone-Integrated - 2.9%		
AT&T (D)	193,683	5,520
Telephone & Data Systems	23,814	756
Total Telephone-Integrated		6,276
Tobacco - 0.9%		
Altria Group	53,883	812
Philip Morris International	26,863	1,169
UST	869	60
Total Tobacco		2,041
Tools-Hand Held - 0.5%		
Snap-On	29,271	1,153
Total Tools-Hand Held		1,153
Transport-Rail - 0.2%		
Union Pacific	8,739	418
Total Transport-Rail		418
Transport-Services - 2.3%		
CH Robinson Worldwide (D)	55,213	3,038
FedEx	31,467	2,019
Total Transport-Services		5,057
Water Treatment Systems - 0.3%		
Nalco Holding	65,646	758
Total Water Treatment Systems		758
Web Portals/ISP - 0.9%		
Sohu.com*	37,958	1,797
Yahoo!*	15,113	184
Total Web Portals/ISP		1,981
Wireless Equipment - 0.5%		
Motorola	256,645	1,137
Total Wireless Equipment		1,137
Total Common Stock (Cost $296,579)		**254,245**
U.S. Treasury Obligations - 1.2%		
United States Treasury Bill (B)(C)		
0.426%, 10/22/09	2,750,000	2,743
Total U.S. Treasury Obligations (Cost $2,736)		**2,743**
Money Market Fund - 1.5%		
Dreyfus Cash Management Fund, Institutional Class, 1.585% (A)	3,308,947	3,309
Total Money Market Fund (Cost $3,309)		**3,309**
Total Investments - 118.2% (Cost $302,624)†		**260,297**
Securities Sold Short - (18.8)%		
Aerospace/Defense-Equipment - (0.0)%		
Alliant Techsystems*	(414)	(36)

Total Aerospace/Defense-Equipment		(36)
Airlines - (0.4)%		
Copa Holdings, Cl A	(26,712)	(810)
Total Airlines		(810)
Applications Software - (0.3)%		
Nuance Communications*	(57,378)	(594)
Total Applications Software		(594)
Auto-Medium & Heavy Duty Trucks - (0.1)%		
Oshkosh	(14,322)	(127)
Total Auto-Medium & Heavy Duty Trucks		(127)
Building & Construction Products-Miscellaneous - (0.2)%		
Owens Corning*	(21,388)	(370)
Total Building & Construction Products-Miscellaneous		(370)
Building Products-Cement/Aggregate - (0.7)%		
Eagle Materials	(85,365)	(1,572)
Total Building Products-Cement/Aggregate		(1,572)
Building-Residential/Commercial - (2.2)%		
DR Horton	(11,558)	(82)
KB Home	(92,092)	(1,254)
MDC Holdings	(47,426)	(1,437)
NVR*	(936)	(427)
Toll Brothers*	(77,757)	(1,666)
Total Building-Residential/Commercial		(4,866)
Coal - (0.3)%		
Walter Industries	(42,009)	(736)
Total Coal		(736)
Commercial Banks-Eastern US - (0.2)%		
Webster Financial	(25,355)	(349)
Total Commercial Banks-Eastern US		(349)
Commercial Banks-Southern US - (0.3)%		
First Horizon National	(71,459)	(755)
Total Commercial Banks-Southern US		(755)
Commercial Services - (0.8)%		
Weight Watchers International	(58,332)	(1,716)
Total Commercial Services		(1,716)
Computers-Memory Devices - (0.3)%		
SanDisk*	(70,527)	(677)
Total Computers-Memory Devices		(677)
Consulting Services - (0.7)%		
Corporate Executive Board	(25,251)	(557)
FTI Consulting*	(22,312)	(997)
Total Consulting Services		(1,554)
Consumer Products-Miscellaneous - (0.1)%		
Scotts Miracle-Gro, Cl A	(6,431)	(191)
Total Consumer Products-Miscellaneous		(191)
Containers-Metal/Glass - (0.0)%		
Greif, Cl A	(308)	(10)
Total Containers-Metal/Glass		(10)
Data Processing/Management - (0.0)%		
Dun & Bradstreet	(227)	(18)
Total Data Processing/Management		(18)
Decision Support Software - (0.0)%		
MSCI, Cl A*	(4,449)	(79)
Total Decision Support Software		(79)
Diversified Banking Institution - (0.7)%		
Morgan Stanley	(100,157)	(1,607)
Total Diversified Banking Institution		(1,607)
E-Commerce/Services - (0.8)%		
Priceline.com*	(23,432)	(1,726)
Total E-Commerce/Services		(1,726)
Electronic Components-Miscellaneous - (0.0)%		
Vishay Intertechnology*	(8,598)	(29)
Total Electronic Components-Miscellaneous		(29)
Electronic Components-Semiconductors - (0.4)%		
Advanced Micro Devices*	(36,112)	(78)
International Rectifier*	(55,427)	(748)
Total Electronic Components-Semiconductors		(826)
Electronic Measuring Instruments - (0.0)%		

Itron*	(155)	(10)
Total Electronic Measuring Instruments		(10)
Finance-Consumer Loans - (0.5)%		
SLM*	(115,385)	(1,027)
Student Loan	(186)	(8)
Total Finance-Consumer Loans		(1,035)
Finance-Investment Banker/Broker - (0.6)%		
Jefferies Group	(22,642)	(318)
Lazard, Cl A	(33,050)	(983)
Total Finance-Investment Banker/Broker		(1,301)
Forestry - (0.1)%		
Weyerhaeuser	(3,889)	(119)
Total Forestry		(119)
Investment Management/Advisory Services - (0.0)%		
Legg Mason	(1,837)	(40)
Total Investment Management/Advisory Services		(40)
Life/Health Insurance - (0.5)%		
Nationwide Financial Services, Cl A	(22,174)	(1,158)
Total Life/Health Insurance		(1,158)
Medical-Generic Drugs - (2.5)%		
Mylan*	(200,345)	(1,981)
Perrigo	(108,684)	(3,512)
Total Medical-Generic Drugs		(5,493)
Metal-Aluminum - (0.7)%		
Century Aluminum*	(146,775)	(1,468)
Total Metal-Aluminum		(1,468)
Motion Pictures & Services - (0.0)%		
Ascent Media, Cl A*	(974)	(21)
Total Motion Pictures & Services		(21)
Multi-Line Insurance - (0.7)%		
Hartford Financial Services Group	(79,822)	(1,311)
XL Capital, Cl A	(50,313)	(186)
Total Multi-Line Insurance		(1,497)
Multimedia - (0.0)%		
EW Scripps, Cl A	(16,239)	(36)
Meredith	(1,591)	(27)
Total Multimedia		(63)
Office Automation & Equipment - (1.0)%		
Pitney Bowes	(89,558)	(2,282)
Total Office Automation & Equipment		(2,282)
Oil & Gas Drilling - (0.1)%		
Atwood Oceanics*	(3,256)	(50)
Unit*	(4,130)	(110)
Total Oil & Gas Drilling		(160)
Oil-Field Services - (0.1)%		
Global Industries*	(93,604)	(327)
Total Oil-Field Services		(327)
Property/Casualty Insurance - (0.0)%		
OneBeacon Insurance Group	(365)	(4)
Total Property/Casualty Insurance		(4)
Publishing-Newspapers - (0.1)%		
Gannett	(38,178)	(305)
Total Publishing-Newspapers		(305)
REITs-Apartments - (0.6)%		
Apartment Investment & Management, Cl A	(114,945)	(1,328)
UDR	(4,228)	(58)
Total REITs-Apartments		(1,386)
REITs-Diversified - (0.2)%		
CapitalSource	(103,898)	(480)
Total REITs-Diversified		(480)
REITs-Office Property - (0.0)%		
Douglas Emmett	(5,080)	(66)
Total REITs-Office Property		(66)
Retail-Apparel/Shoe - (0.0)%		
Liz Claiborne	(34,568)	(90)
Total Retail-Apparel/Shoe		(90)
Retail-Auto Parts - (0.5)%		
Autozone*	(7,574)	(1,056)

Total Retail-Auto Parts		(1,056)
Retail-Office Supplies - (0.1)%		
OfficeMax	(17,741)	(136)
Total Retail-Office Supplies		(136)
Semiconductor Components-Integrated Circuits - (0.1)%		
Linear Technology	(7,966)	(176)
Total Semiconductor Components-Integrated Circuits		(176)
Super-Regional Banks-US - (0.2)%		
Keycorp	(44,787)	(382)
Total Super-Regional Banks-US		(382)
Telecommunications Equipment - (0.1)%		
ADC Telecommunications*	(50,214)	(275)
Total Telecommunications Equipment		(275)
Telecommunications Equipment-Fiber Optics - (0.0)%		
Ciena*	(9,932)	(67)
Total Telecommunications Equipment-Fiber Optics		(67)
Television - (0.3)%		
Central European Media Enterprises, Cl A*	(32,041)	(696)
Total Television		(696)
Theaters - (0.3)%		
Regal Entertainment Group, Cl A	(57,836)	(590)
Total Theaters		(590)
Therapeutics - (0.8)%		
BioMarin Pharmaceuticals*	(100,248)	(1,784)
Total Therapeutics		(1,784)
Transport-Marine - (0.1)%		
Overseas Shipholding Group	(3,083)	(130)
Total Transport-Marine		(130)
X-Ray Equipment - (0.1)%		
Hologic*	(13,180)	(172)
Total X-Ray Equipment		(172)
Total Securities Sold Short (Proceeds received of $(52,513))		**(41,417)**
Other Assets and Liabilities, Net - 0.6%		**1,312**
Total Net Assets - 100.0%	$	**220,192**

* Non-income producing security.
(A) The rate reported represents the 7-day effective yield as of December 31, 2008.
(B) All or a portion of this security is held as required margin for open futures contracts.
(C) The rate reported on the Schedule of Investment represents the security's effective yield at time or purchase.
(D) All or portion of this security has been pledged as collateral for securities sold short.

Cl - Class
HMO - Health Maintenance Organization
ISP - Internet Service Provider
R&D - Research and Development
REITs - Real Estate Investment Trusts
S&L - Savings and Loan
Ser - Series

† At December 31, 2008, the approximate tax basis cost of the Fund's investments was $302,624 (000), and the unrealized appreciation and depreciation were $6,636 (000) and $(48,963) (000), respectively.

Cost figures are shown with "000's" omitted

The Fund had the following futures contracts open as of December 31, 2008:

Contract Description	Number of Contracts	Contract Value (000)	Expiration Date	Unrealized Appreciation (000)
S&P 500 EMINI - Long	199	$ 8,956	March 2009	$ 207
				$ 207

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of December 31, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)	Futures (000)
Level 1 – quoted prices	$ 216,138	207
Level 2 – other significant observable inputs	2,743	-
Level 3 – significant unobservable inputs	-	-
Total	$ 218,881	207

Old Mutual Barrow Hanley Value Fund

SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2008 (Unaudited)

Description	Shares	Value (000)
Common Stock - 95.1%		
Beverages-Wine/Spirits - 2.1%		
Diageo ADR	49,072	$ 2,784
Total Beverages-Wine/Spirits		2,784
Computers - 5.1%		
Hewlett-Packard	95,903	3,480
International Business Machines	38,650	3,253
Total Computers		6,733
Cruise Lines - 1.8%		
Carnival	99,558	2,421
Total Cruise Lines		2,421
Diversified Banking Institution - 4.5%		
Bank of America	130,263	1,834
Citigroup	113,409	761
JPMorgan Chase	104,757	3,303
Total Diversified Banking Institution		5,898
Diversified Manufacturing Operations - 12.3%		
Cooper Industries, Cl A	90,000	2,631
General Electric	237,730	3,851
Honeywell International	110,038	3,613
Illinois Tool Works	101,255	3,549
ITT	55,000	2,529
Total Diversified Manufacturing Operations		16,173
Electric-Integrated - 9.2%		
Constellation Energy Group	26,800	672
Dominion Resources	69,124	2,477
Duke Energy	205,320	3,082
Entergy	46,385	3,856
Exelon	35,400	1,969
Total Electric-Integrated		12,056
Electronic Components-Semiconductors - 2.0%		
Intel	179,300	2,629
Total Electronic Components-Semiconductors		2,629
Finance-Consumer Loans - 0.7%		
SLM*	107,288	955
Total Finance-Consumer Loans		955
Finance-Credit Card - 1.6%		
American Express	112,362	2,084
Total Finance-Credit Card		2,084
Finance-Investment Banker/Broker - 0.4%		
Merrill Lynch	48,168	561
Total Finance-Investment Banker/Broker		561
Food-Miscellaneous/Diversified - 2.1%		
Kraft Foods, Cl A	103,051	2,767
Total Food-Miscellaneous/Diversified		2,767
Funeral Services & Related Items - 0.8%		
Service Corp International	199,100	990
Total Funeral Services & Related Items		990
Gas-Distribution - 1.1%		
Centerpoint Energy	109,100	1,377
Total Gas-Distribution		1,377
Hotels & Motels - 0.7%		
Wyndham Worldwide	129,687	849
Total Hotels & Motels		849
Medical Labs & Testing Services - 3.2%		
Quest Diagnostics	80,544	4,181
Total Medical Labs & Testing Services		4,181
Medical Products - 1.1%		
Baxter International	26,158	1,402
Total Medical Products		1,402
Medical-Drugs - 9.8%		

Bristol-Myers Squibb	196,601	4,571
Pfizer	251,783	4,459
Wyeth	103,817	3,894
Total Medical-Drugs		12,924
Medical-HMO - 2.3%		
WellPoint*	72,912	3,072
Total Medical-HMO		3,072
Medical-Wholesale Drug Distributors - 2.3%		
Cardinal Health	86,000	2,964
Total Medical-Wholesale Drug Distributors		2,964
Multi-Line Insurance - 0.3%		
American International Group	77,469	122
XL Capital, Cl A	87,661	324
Total Multi-Line Insurance		446
Oil Companies-Exploration & Production - 4.3%		
Occidental Petroleum	93,622	5,616
Total Oil Companies-Exploration & Production		5,616
Oil Companies-Integrated - 2.7%		
ConocoPhillips	68,195	3,533
Total Oil Companies-Integrated		3,533
Pipelines - 3.4%		
El Paso	142,994	1,120
Spectra Energy	212,572	3,346
Total Pipelines		4,466
Retail-Building Products - 0.3%		
Home Depot	17,227	397
Total Retail-Building Products		397
Super-Regional Banks-US - 2.8%		
Capital One Financial	65,340	2,084
National City	330,000	597
Wells Fargo	34,415	1,015
Total Super-Regional Banks-US		3,696
Telecommunications Services - 0.0%		
Fairpoint Communications	2,787	9
Total Telecommunications Services		9
Telephone-Integrated - 6.7%		
AT&T	148,314	4,227
Verizon Communications	136,158	4,616
Total Telephone-Integrated		8,843
Television - 0.4%		
CBS, Cl B	67,800	555
Total Television		555
Tobacco - 7.1%		
Altria Group	100,532	1,514
Imperial Tobacco Group ADR	76,747	4,152
Philip Morris International	84,500	3,677
Total Tobacco		9,343
Tools-Hand Held - 2.2%		
Stanley Works	83,111	2,834
Total Tools-Hand Held		2,834
Transport-Rail - 0.8%		
Burlington Northern Santa Fe	14,588	1,104
Total Transport-Rail		1,104
Wireless Equipment - 1.0%		
Nokia ADR	87,324	1,362
Total Wireless Equipment		1,362
Total Common Stock (Cost $168,565)		**125,024**
Money Market Fund - 5.0%		
Dreyfus Cash Management Fund, Institutional Class, 1.585% (A)	6,511,428	6,511
Total Money Market Fund (Cost $6,511)		**6,511**
Total Investments - 100.1% (Cost $175,076)†		**131,535**
Other Assets and Liabilities, Net - (0.1)%		**(60)**
Total Net Assets - 100.0%	$	**131,475**

 * Non-income producing security.
 (A) The rate reported represents the 7-day effective yield as of December 31, 2008.

 ADR - American Depositary Receipt

Cl - Class
HMO - Health Maintenance Organization

† At December 31, 2008, the approximate tax basis cost of the Fund’s investments was $175,076 (000), and the unrealized appreciation and depreciation were $5,593 (000) and $(49,134) (000), respectively.

Cost figures are shown with "000's" omitted

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund’s own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of December 31, 2008 in valuing the Fund’s net assets were as follows:

Valuation Inputs	**Investments (000)**
Level 1 – quoted prices	$ 131,535
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 131,535

Old Mutual Columbus Circle Technology and Communications Fund

SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2008 (Unaudited)

Description	Shares	Value (000)
Common Stock - 98.6%		
Applications Software - 2.1%		
Citrix Systems*	38,220	$ 901
Salesforce.com*	29,850	956
Total Applications Software		1,857
Cellular Telecommunications - 2.4%		
China Mobile ADR	42,560	2,164
Total Cellular Telecommunications		2,164
Commercial Services-Finance - 2.8%		
MasterCard, Cl A	9,030	1,291
Visa, Cl A	23,090	1,211
Total Commercial Services-Finance		2,502
Computers - 14.0%		
Apple*	47,940	4,092
Hewlett-Packard	98,450	3,573
International Business Machines	52,650	4,431
Research In Motion*	11,052	448
Total Computers		12,544
Computers-Memory Devices - 2.1%		
EMC*	178,060	1,864
Total Computers-Memory Devices		1,864
Consulting Services - 0.5%		
SAIC*	23,090	450
Total Consulting Services		450
E-Commerce/Products - 1.5%		
Amazon.com*	25,770	1,321
Total E-Commerce/Products		1,321
Electronic Components-Semiconductors - 6.9%		
Altera	37,930	634
Broadcom, Cl A*	43,500	738
Cavium Networks*	89,205	938
Intel	78,780	1,155
Monolithic Power Systems*	35,600	449
Netlogic Microsystems*	30,986	682
PMC - Sierra*	193,971	943
Supertex*	26,267	631
Total Electronic Components-Semiconductors		6,170
Electronic Connectors - 2.1%		
Amphenol, Cl A	80,490	1,930
Total Electronic Connectors		1,930
Electronic Forms - 2.9%		
Adobe Systems*	121,356	2,584
Total Electronic Forms		2,584
Energy-Alternate Sources - 0.5%		
First Solar*	3,600	497
Total Energy-Alternate Sources		497
Enterprise Software/Services - 9.2%		
BMC Software*	73,600	1,981
CA	24,300	450
Concur Technologies*	20,060	658
Open Text*	58,180	1,753
Oracle*	99,020	1,756
Sybase*	67,750	1,678
Total Enterprise Software/Services		8,276
Entertainment Software - 0.9%		
Activision Blizzard*	90,050	778
Total Entertainment Software		778
Finance-Other Services - 1.0%		
CME Group	4,300	895
Total Finance-Other Services		895
Internet Content-Information/News - 0.6%		

Baidu ADR*	4,143	541
Total Internet Content-Information/News		541
Internet Infrastructure Software - 1.3%		
F5 Networks*	52,690	1,204
Total Internet Infrastructure Software		1,204
Internet Security - 4.2%		
McAfee*	48,350	1,671
VeriSign*	111,560	2,129
Total Internet Security		3,800
Medical Instruments - 3.0%		
NuVasive*	35,610	1,234
St. Jude Medical*	43,430	1,431
Total Medical Instruments		2,665
Medical Products - 4.6%		
Baxter International	25,680	1,376
Covidien	76,150	2,760
Total Medical Products		4,136
Medical-Biomedical/Genetic - 14.2%		
Amgen*	61,950	3,578
Celgene*	45,710	2,527
Genentech*	42,570	3,529
Genzyme*	46,290	3,072
Total Medical-Biomedical/Genetic		12,706
Networking Products - 2.0%		
Cisco Systems*	108,000	1,760
Total Networking Products		1,760
Oil Field Machinery & Equipment - 0.4%		
Cameron International*	20,100	412
Total Oil Field Machinery & Equipment		412
Semiconductor Components-Integrated Circuits - 1.0%		
Marvell Technology Group*	130,980	874
Total Semiconductor Components-Integrated Circuits		874
Telephone-Integrated - 1.8%		
AT&T	55,390	1,579
Total Telephone-Integrated		1,579
Web Portals/ISP - 4.7%		
Google, Cl A*	11,670	3,590
Netease.com ADR*	29,910	661
Total Web Portals/ISP		4,251
Wireless Equipment - 11.9%		
American Tower, Cl A*	62,250	1,825
Crown Castle International*	69,980	1,230
Qualcomm	126,460	4,531
Rogers Communications, Cl B	60,390	1,817
SBA Communications, Cl A*	79,560	1,298
Total Wireless Equipment		10,701
Total Common Stock (Cost $93,936)		**88,461**
Money Market Fund - 1.7%		
Dreyfus Cash Management Fund, Institutional Class, 1.585% (A)	1,495,474	1,495
Total Money Market Fund (Cost $1,495)		**1,495**
Total Investments - 100.3% (Cost $95,431)†		**89,956**
Other Assets and Liabilities, Net - (0.3)%		**(248)**
Total Net Assets - 100.0%	$	**89,708**

 * Non-income producing security.
 (A) The rate reported represents the 7-day effective yield as of December 31, 2008.

 ADR - American Depositary Receipt
 Cl - Class
 ISP - Internet Service Provider

† At December 31, 2008, the approximate tax basis cost of the Fund's investments was $95,431 (000), and the unrealized appreciation and depreciation were $6,604 (000) and $(12,079) (000), respectively.

 Cost figures are shown with "000's" omitted

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

       Level 1 – quoted prices in active markets for identical securities
       Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
       Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of December 31, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)	
Level 1 – quoted prices	$	89,956
Level 2 – other significant observable inputs		-
Level 3 – significant unobservable inputs		-
Total	$	89,956

Old Mutual Developing Growth Fund

SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2008 (Unaudited)

Description	Shares	Value (000)
Common Stock - 97.9%		
Aerospace/Defense - 1.3%		
Esterline Technologies*	13,978	$ 530
Teledyne Technologies*	14,801	659
Total Aerospace/Defense		1,189
Aerospace/Defense-Equipment - 0.8%		
Orbital Sciences*	34,254	669
Total Aerospace/Defense-Equipment		669
Airlines - 2.0%		
Allegiant Travel*	23,839	1,158
Copa Holdings, Cl A	19,588	594
Total Airlines		1,752
Apparel Manufacturers - 0.8%		
True Religion Apparel*	36,725	457
Volcom*	23,410	255
Total Apparel Manufacturers		712
Audio/Video Products - 0.9%		
DTS*	45,249	830
Total Audio/Video Products		830
Batteries/Battery Systems - 0.7%		
Ultralife*	45,706	613
Total Batteries/Battery Systems		613
Building-Heavy Construction - 0.3%		
Granite Construction	5,270	232
Total Building-Heavy Construction		232
Casino Services - 1.8%		
Bally Technologies*	21,245	511
Scientific Games, Cl A*	61,900	1,086
Total Casino Services		1,597
Coffee - 0.7%		
Green Mountain Coffee Roasters*	16,005	619
Total Coffee		619
Commercial Banks-Eastern US - 0.9%		
Signature Bank*	26,298	754
Total Commercial Banks-Eastern US		754
Commercial Services - 2.3%		
HMS Holdings*	25,095	791
Quanta Services*	18,463	366
Team*	31,196	864
Total Commercial Services		2,021
Commercial Services-Finance - 0.7%		
Bankrate*	17,326	658
Total Commercial Services-Finance		658
Computer Services - 2.0%		
IHS, Cl A*	12,099	453
SYKES Enterprises*	66,985	1,281
Total Computer Services		1,734
Computers-Integrated Systems - 0.6%		
Diebold	19,764	555
Total Computers-Integrated Systems		555
Computers-Memory Devices - 0.3%		
Netezza*	42,291	281
Total Computers-Memory Devices		281
Consulting Services - 2.9%		
FTI Consulting*	9,944	444
Gartner*	31,367	559
Huron Consulting Group*	8,302	475
ICF International*	14,331	352
MAXIMUS	21,640	760
Total Consulting Services		2,590
Decision Support Software - 1.5%		
MSCI, Cl A*	37,045	658

SPSS*	25,946	699
Total Decision Support Software		1,357
Diagnostic Equipment - 0.4%		
Immucor*	13,019	346
Total Diagnostic Equipment		346
Distribution/Wholesale - 0.6%		
Owens & Minor	13,331	502
Total Distribution/Wholesale		502
Diversified Operations/Commercial Services - 0.6%		
Chemed	13,935	554
Total Diversified Operations/Commercial Services		554
E-Commerce/Services - 0.6%		
NetFlix*	18,102	541
Total E-Commerce/Services		541
Educational Software - 0.5%		
Blackboard*	16,545	434
Total Educational Software		434
Electric-Transmission - 0.5%		
ITC Holdings	9,394	410
Total Electric-Transmission		410
Electronic Components-Semiconductors - 1.3%		
Microsemi*	36,593	463
PMC Sierra*	75,219	366
Silicon Laboratories*	11,961	296
Total Electronic Components-Semiconductors		1,125
Electronic Measuring Instruments - 1.2%		
Axsys Technologies*	18,940	1,039
Total Electronic Measuring Instruments		1,039
E-Marketing/Information - 0.3%		
Constant Contact*	21,907	290
Total E-Marketing/Information		290
Engineering/R&D Services - 1.1%		
Stanley*	26,402	956
Total Engineering/R&D Services		956
Enterprise Software/Services - 3.0%		
Concur Technologies*	14,409	473
JDA Software Group*	48,201	633
Mantech International, Cl A*	15,723	852
Sybase*	26,449	655
Total Enterprise Software/Services		2,613
Entertainment Software - 0.7%		
The9 ADR*	44,558	594
Total Entertainment Software		594
Environmental Consulting & Engineering - 0.7%		
Tetra Tech*	25,685	620
Total Environmental Consulting & Engineering		620
E-Services/Consulting - 1.3%		
GSI Commerce*	20,288	213
Sapient*	216,472	961
Total E-Services/Consulting		1,174
Finance-Investment Banker/Broker - 1.9%		
Greenhill	5,113	357
Interactive Brokers Group, Cl A*	27,078	484
Knight Capital Group, Cl A*	50,125	810
Total Finance-Investment Banker/Broker		1,651
Footwear & Related Apparel - 0.7%		
Deckers Outdoor*	7,975	637
Total Footwear & Related Apparel		637
Hazardous Waste Disposal - 0.8%		
Clean Harbors*	11,264	715
Total Hazardous Waste Disposal		715
Human Resources - 0.9%		
Emergency Medical Services, Cl A*	21,898	802
Total Human Resources		802
Internet Application Software - 0.9%		
eResearchTechnology*	57,266	380
Vocus*	24,950	454
Total Internet Application Software		834
Internet Content-Entertainment - 1.9%		
Perfect World ADR*	37,730	651

Shanda Interactive Entertainment ADR*	31,545	1,021
Total Internet Content-Entertainment		1,672
Internet Infrastructure Software - 0.3%		
F5 Networks*	12,490	286
Total Internet Infrastructure Software		286
Intimate Apparel - 0.4%		
Warnaco Group*	16,717	328
Total Intimate Apparel		328
Investment Management/Advisory Services - 0.6%		
Affiliated Managers Group*	13,795	578
Total Investment Management/Advisory Services		578
Lasers-Systems/Components - 0.5%		
Rofin-Sinar Technologies*	22,755	468
Total Lasers-Systems/Components		468
Leisure & Recreational Products - 1.4%		
WMS Industries*	46,628	1,254
Total Leisure & Recreational Products		1,254
Machinery-Electrical - 0.9%		
Baldor Electric	13,254	237
Regal-Beloit	13,713	521
Total Machinery-Electrical		758
Machinery-General Industry - 1.3%		
DXP Enterprises*	19,971	292
Wabtec	21,470	853
Total Machinery-General Industry		1,145
Marine Services - 0.4%		
Aegean Marine Petroleum Network	20,949	355
Total Marine Services		355
Medical Information Systems - 0.4%		
athenahealth*	10,298	387
Total Medical Information Systems		387
Medical Instruments - 2.7%		
Conceptus*	63,519	967
Integra LifeSciences Holdings*	15,405	548
NuVasive*	14,069	487
Volcano*	25,245	379
Total Medical Instruments		2,381
Medical Labs & Testing Services - 0.5%		
Icon ADR*	21,730	428
Total Medical Labs & Testing Services		428
Medical Products - 2.1%		
PSS World Medical*	29,129	548
Wright Medical Group*	42,974	878
Zoll Medical*	25,050	473
Total Medical Products		1,899
Medical-Biomedical/Genetic - 4.9%		
Alexion Pharmaceuticals*	16,446	595
American Oriental Bioengineering*	89,482	608
Cubist Pharmaceuticals*	26,309	636
Martek Biosciences	19,386	588
Myriad Genetics*	10,563	700
OSI Pharmaceuticals*	10,711	418
Sequenom*	15,876	315
United Therapeutics*	8,343	522
Total Medical-Biomedical/Genetic		4,382
Medical-Drugs - 0.7%		
PharMerica*	38,173	598
Total Medical-Drugs		598
Medical-Generic Drugs - 0.3%		
Perrigo	7,158	231
Total Medical-Generic Drugs		231
Medical-Nursing Homes - 0.6%		
Sun Healthcare Group*	56,251	498
Total Medical-Nursing Homes		498
Medical-Outpatient/Home Medical - 3.2%		
Almost Family*	12,807	576
Amedisys*	16,000	661
Gentiva Health Services*	30,520	893
LHC Group*	20,000	720
Total Medical-Outpatient/Home Medical		2,850

Metal Processors & Fabricators - 0.5%		
CIRCOR International	17,063	469
Total Metal Processors & Fabricators		469
Motion Pictures & Services - 0.8%		
DreamWorks Animation SKG, Cl A*	28,723	726
Total Motion Pictures & Services		726
Networking Products - 1.5%		
Atheros Communications*	30,843	441
Infinera*	66,478	596
Starent Networks*	26,976	322
Total Networking Products		1,359
Oil Companies-Exploration & Production - 3.8%		
Arena Resources*	15,475	435
Carrizo Oil & Gas*	25,228	406
Comstock Resources*	13,457	636
Concho Resources*	22,440	512
Continental Resources*	16,433	340
EXCO Resources*	39,763	360
Petroleum Development*	12,025	289
Whiting Petroleum*	11,449	383
Total Oil Companies-Exploration & Production		3,361
Oil Field Machinery & Equipment - 0.3%		
NATCO Group, Cl A*	17,057	259
Total Oil Field Machinery & Equipment		259
Patient Monitoring Equipment - 1.6%		
CardioNet*	18,906	466
Masimo*	16,564	494
Mindray Medical International ADR	25,649	462
Total Patient Monitoring Equipment		1,422
Pharmacy Services - 0.3%		
Catalyst Health Solutions*	10,953	267
Total Pharmacy Services		267
Physical Therapy/Rehabilitation Centers - 2.0%		
Psychiatric Solutions*	64,249	1,789
Total Physical Therapy/Rehabilitation Centers		1,789
Power Conversion/Supply Equipment - 0.4%		
Energy Conversion Devices*	12,888	325
Total Power Conversion/Supply Equipment		325
Printing-Commercial - 0.7%		
VistaPrint*	35,967	669
Total Printing-Commercial		669
Property/Casualty Insurance - 0.9%		
Tower Group	29,237	825
Total Property/Casualty Insurance		825
Research & Development - 1.0%		
Kendle International*	23,503	604
Parexel International*	30,241	294
Total Research & Development		898
Respiratory Products - 0.6%		
Resmed*	14,574	546
Total Respiratory Products		546
Retail-Apparel/Shoe - 3.7%		
Aeropostale*	35,157	566
American Eagle Outfitters	42,084	394
Childrens to Children's*	22,943	497
Guess?	29,368	451
Gymboree*	40,347	1,053
Phillips-Van Heusen	16,655	335
Total Retail-Apparel/Shoe		3,296
Retail-Convenience Store - 0.8%		
Pantry*	32,144	689
Total Retail-Convenience Store		689
Retail-Discount - 0.4%		
Big Lots*	27,005	391
Total Retail-Discount		391
Retail-Pawn Shops - 0.7%		
Ezcorp, Cl A*	42,000	639
Total Retail-Pawn Shops		639
Retail-Pet Food & Supplies - 0.6%		
PetMed Express*	30,160	532

Total Retail-Pet Food & Supplies		532
Retail-Restaurants - 0.8%		
Papa John's International*	20,174	372
PF Chang's China Bistro*	15,324	321
Total Retail-Restaurants		693
Schools - 4.0%		
American Public Education*	23,593	877
Capella Education*	15,908	935
Corinthian Colleges*	28,240	462
Grand Canyon Education*	20,882	392
K12*	14,055	264
New Oriental Education & Technology Group ADR*	7,040	387
Strayer Education	1,279	274
Total Schools		3,591
Semiconductor Components-Integrated Circuits - 0.5%		
Power Integrations	20,634	410
Total Semiconductor Components-Integrated Circuits		410
Semiconductor Equipment - 0.7%		
ATMI*	16,157	249
Lam Research*	17,607	375
Total Semiconductor Equipment		624
Steel Pipe & Tube - 0.3%		
Mueller Water Products, Cl A	29,464	247
Total Steel Pipe & Tube		247
Telecommunications Equipment - 0.6%		
Comtech Telecommunications*	10,985	503
Total Telecommunications Equipment		503
Telecommunications Equipment-Fiber Optics - 0.4%		
IPG Photonics*	26,772	353
Total Telecommunications Equipment-Fiber Optics		353
Telecommunications Services - 0.8%		
Neutral Tandem*	43,754	710
Total Telecommunications Services		710
Therapeutics - 1.6%		
Isis Pharmaceuticals*	49,837	707
Onyx Pharmaceuticals*	20,245	692
Total Therapeutics		1,399
Transactional Software - 1.2%		
Solera Holdings*	42,970	1,036
Total Transactional Software		1,036
Transport-Rail - 0.6%		
Genesee & Wyoming, Cl A*	16,884	515
Total Transport-Rail		515
Transport-Services - 0.6%		
HUB Group, Cl A*	20,209	536
Total Transport-Services		536
Transport-Truck - 0.8%		
Landstar System	18,387	707
Total Transport-Truck		707
Web Hosting/Design - 0.5%		
Equinix*	8,476	451
Total Web Hosting/Design		451
Web Portals/ISP - 0.6%		
Sohu.com*	11,091	525
Total Web Portals/ISP		525
Wire & Cable Products - 0.3%		
General Cable*	16,028	284
Total Wire & Cable Products		284
Wireless Equipment - 1.4%		
InterDigital*	20,139	554
SBA Communications, Cl A*	39,390	643
Total Wireless Equipment		1,197
Total Common Stock (Cost $99,915)		**86,741**
Investment Company - 0.5%		
Growth-Small Cap - 0.5%		
iShares Russell 2000 Growth Index Fund	8,497	432
Total Growth-Small Cap		432
Total Investment Company (Cost $420)		**432**
Money Market Fund - 2.8%		
Dreyfus Cash Management Fund, Institutional Class, 1.585% (A)	2,436,183	2,436

Total Money Market Fund (Cost $2,436)	**2,436**
Total Investments - 101.2% (Cost $102,771)†	**89,609**
Other Assets and Liabilities, Net - (1.2)%	**(1,037)**
Total Net Assets - 100.0%	**$ 88,572**

 * Non-income producing security.
(A) The rate reported represents the 7-day effective yield as of December 31, 2008.

 ADR - American Depositary Receipt
 Cl - Class
 ISP - Internet Service Provider
 R&D - Research and Developments

† At December 31, 2008, the approximate tax basis cost of the Fund's investments was $102,771 (000), and the unrealized appreciation and depreciation were $5,282 (000) and $(18,444) (000), respectively.

 Cost figures are shown with "000's" omitted

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

> Level 1 – quoted prices in active markets for identical securities
> Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
> Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of December 31, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$ 89,609
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 89,609

Old Mutual Discover Value Fund

SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2008 (Unaudited)

Description	Shares	Value (000)
Common Stock - 97.4%		
Advanced Materials/Products - 0.5%		
Ceradyne*	330	$ 7
Hexcel*	18,350	136
Total Advanced Materials/Products		143
Aerospace/Defense-Equipment - 0.5%		
B/E Aerospace*	19,100	147
LMI Aerospace*	500	6
Total Aerospace/Defense-Equipment		153
Agricultural Chemicals - 0.5%		
CF Industries Holdings	2,800	138
Total Agricultural Chemicals		138
Agricultural Operations - 0.3%		
Andersons	4,450	73
Total Agricultural Operations		73
Alternative Waste Technologies - 1.7%		
Darling International*	86,600	475
Total Alternative Waste Technologies		475
Apparel Manufacturers - 0.2%		
Hanesbrands*	5,500	70
Total Apparel Manufacturers		70
Applications Software - 0.0%		
American Reprographics*	1,000	7
Total Applications Software		7
Auction House/Art Dealer - 0.4%		
Sotheby's	12,300	109
Total Auction House/Art Dealer		109
Auto/Truck Parts & Equipment-Original - 0.4%		
Superior Industries International	11,300	119
Total Auto/Truck Parts & Equipment-Original		119
Batteries/Battery Systems - 0.5%		
EnerSys*	12,200	134
Total Batteries/Battery Systems		134
Building & Construction Products-Miscellaneous - 0.6%		
Armstrong World Industries	6,600	143
Interline Brands*	1,500	16
Quanex Building Products	500	5
Total Building & Construction Products-Miscellaneous		164
Building & Construction-Miscellaneous - 0.4%		
Layne Christensen*	500	12
MYR Group*	11,000	110
Total Building & Construction-Miscellaneous		122
Building Products - Wood - 0.9%		
Universal Forest Products	9,220	248
Total Building Products - Wood		248
Building Products-Air/Heating - 0.6%		
AAON	5,950	124
Comfort Systems USA	4,900	52
Total Building Products-Air/Heating		176
Building Products-Cement/Aggregate - 2.2%		
Eagle Materials	15,000	276
Texas Industries	10,000	345
Total Building Products-Cement/Aggregate		621
Building Products-Doors & Windows - 0.0%		
Apogee Enterprises	1,010	10
Total Building Products-Doors & Windows		10
Building-Heavy Construction - 0.9%		
Chicago Bridge & Iron	11,400	115
Orion Marine Group*	13,800	133
Total Building-Heavy Construction		248
Building-Maintenance & Service - 0.3%		

Integrated Electrical Services*	9,700	85
Total Building-Maintenance & Service		85
Building-Residential/Commercial - 1.1%		
Ryland Group	7,700	136
Toll Brothers*	8,300	178
Total Building-Residential/Commercial		314
Chemicals-Diversified - 0.5%		
Innospec	1,480	9
Rockwood Holdings*	500	5
Westlake Chemical	8,350	136
Total Chemicals-Diversified		150
Chemicals-Specialty - 0.4%		
Ferro	16,250	115
OM Group*	500	11
Total Chemicals-Specialty		126
Circuit Boards - 0.0%		
Multi-Fineline Electronix*	500	6
Total Circuit Boards		6
Coatings/Paint - 0.0%		
Kronos Worldwide	1,000	12
Total Coatings/Paint		12
Commercial Banks-Central US - 1.1%		
Amcore Financial	2,000	7
Corus Bankshares	5,400	6
MB Financial	5,800	162
Wintrust Financial	6,900	142
Total Commercial Banks-Central US		317
Commercial Banks-Eastern US - 0.5%		
Webster Financial	10,200	141
Total Commercial Banks-Eastern US		141
Commercial Banks-Southern US - 2.0%		
Colonial BancGroup	45,600	94
First Horizon National	32,518	344
South Financial Group	29,200	126
Total Commercial Banks-Southern US		564
Commercial Banks-Western US - 2.6%		
Guaranty Bancorp*	46,700	93
Hanmi Financial	50,650	104
UCBH Holdings	44,100	303
Zions Bancorporation	9,000	221
Total Commercial Banks-Western US		721
Commercial Services - 1.3%		
Live Nation*	4,450	25
Quanta Services*	1,900	38
Steiner Leisure*	4,300	127
TeleTech Holdings*	19,700	164
Total Commercial Services		354
Commercial Services-Finance - 2.2%		
Advance America Cash Advance Centers	28,040	53
Deluxe	500	7
Dollar Financial*	23,590	243
Euronet Worldwide*	1,000	12
Global Cash Access Holdings*	78,700	175
Wright Express*	9,900	125
Total Commercial Services-Finance		615
Computer Aided Design - 0.7%		
Aspen Technology*	9,500	70
Parametric Technology*	9,450	120
Total Computer Aided Design		190
Computer Services - 0.0%		
Insight Enterprises*	1,480	10
Total Computer Services		10
Computers-Memory Devices - 0.9%		
Imation	16,110	219
Xyratex*	13,700	40
Total Computers-Memory Devices		259
Computers-Peripheral Equipment - 0.0%		
Electronics for Imaging*	500	5

Synaptics*	800	-
Total Computers-Peripheral Equipment		5
Consulting Services - 0.7%		
Watson Wyatt Worldwide, Cl A	3,900	186
Total Consulting Services		186
Consumer Products-Miscellaneous - 1.9%		
American Greetings, Cl A	20,230	153
Blyth	29,000	227
CSS Industries	7,970	141
Total Consumer Products-Miscellaneous		521
Data Processing/Management - 0.1%		
Acxiom	3,460	28
Total Data Processing/Management		28
Dental Supplies & Equipment - 0.4%		
Align Technology*	4,200	37
Sirona Dental Systems*	6,500	68
Total Dental Supplies & Equipment		105
Diagnostic Kits - 0.6%		
Inverness Medical Innovations*	8,950	169
Total Diagnostic Kits		169
Direct Marketing - 0.5%		
Harte-Hanks	20,150	126
Total Direct Marketing		126
Distribution/Wholesale - 1.6%		
Brightpoint*	1,470	6
Core-Mark Holding*	10,065	217
Owens & Minor	2,150	81
Scansource*	6,900	133
Total Distribution/Wholesale		437
Diversified Manufacturing Operations - 1.8%		
Barnes Group	3,950	57
EnPro Industries*	500	11
Federal Signal	11,805	97
GenTek*	500	8
Griffon*	980	9
Harsco	4,800	133
Lydall*	1,480	9
SPX	3,000	122
Trinity Industries	4,000	63
Total Diversified Manufacturing Operations		509
Diversified Operations - 0.0%		
Compass Diversified Holdings	500	6
Total Diversified Operations		6
E-Commerce/Services - 0.0%		
Move*	4,900	8
Total E-Commerce/Services		8
Electric Products-Miscellaneous - 0.4%		
GrafTech International*	15,200	126
Total Electric Products-Miscellaneous		126
Electric-Integrated - 0.9%		
Otter Tail	9,500	222
Pike Electric*	3,500	43
Total Electric-Integrated		265
Electronic Components-Miscellaneous - 0.8%		
Benchmark Electronics*	17,995	230
Stoneridge*	1,480	7
Total Electronic Components-Miscellaneous		237
Electronic Components-Semiconductors - 1.8%		
Applied Micro Circuits*	35,900	141
DSP Group*	1,470	12
Lattice Semiconductor*	4,930	7
Macrovision Solutions*	9,400	119
Microsemi*	5,400	68
Omnivision Technologies*	29,030	152
Skyworks Solutions*	1,500	8
Total Electronic Components-Semiconductors		507
Electronic Design Automation - 0.1%		
Cadence Design Systems*	7,800	29

Total Electronic Design Automation		29
E-Marketing/Information - 0.5%		
Valueclick*	20,200	138
Total E-Marketing/Information		138
Engineering/R&D Services - 0.9%		
EMCOR Group*	10,705	240
Total Engineering/R&D Services		240
Enterprise Software/Services - 1.3%		
Informatica*	10,300	141
SYNNEX*	18,700	212
Total Enterprise Software/Services		353
Entertainment Software - 0.5%		
Take-Two Interactive Software*	16,710	126
THQ*	1,500	6
Total Entertainment Software		132
E-Services/Consulting - 0.2%		
Websense*	3,500	52
Total E-Services/Consulting		52
Filtration/Separation Products - 1.6%		
Clarcor	9,400	312
Donaldson	4,100	138
Total Filtration/Separation Products		450
Finance-Credit Card - 0.2%		
Advanta, Cl B	27,550	58
Total Finance-Credit Card		58
Finance-Other Services - 1.0%		
Asset Acceptance Capital*	30,000	153
BGC Partners, Cl A	23,120	64
FCStone Group*	1,500	7
GFI Group	14,750	52
Total Finance-Other Services		276
Food-Miscellaneous/Diversified - 1.9%		
Chiquita Brands International*	19,200	284
Seaboard	217	259
Total Food-Miscellaneous/Diversified		543
Footwear & Related Apparel - 0.7%		
Skechers U.S.A., Cl A*	12,250	157
Timberland, Cl A*	2,970	34
Total Footwear & Related Apparel		191
Hazardous Waste Disposal - 0.0%		
EnergySolutions	1,000	6
Total Hazardous Waste Disposal		6
Home Furnishings - 0.3%		
Hooker Furniture	1,010	8
Kimball International, Cl B	4,450	38
La-Z-Boy	14,770	32
Total Home Furnishings		78
Hotels & Motels - 0.5%		
Gaylord Entertainment*	11,800	128
Total Hotels & Motels		128
Human Resources - 4.0%		
Administaff	5,420	117
CDI	8,330	108
Cross Country Healthcare*	24,110	212
Kelly Services, Cl A	17,230	224
Kforce*	20,180	155
Monster Worldwide*	6,700	81
MPS Group*	28,545	215
TrueBlue*	490	5
Total Human Resources		1,117
Identification Systems/Devices - 0.7%		
Checkpoint Systems*	19,180	189
Total Identification Systems/Devices		189
Industrial Automation/Robot - 0.5%		
Intermec*	10,300	137
Total Industrial Automation/Robot		137
Internet Application Software - 0.9%		
Interwoven*	11,100	140

RealNetworks*	31,500	111
Total Internet Application Software		251
Internet Infrastructure Software - 0.1%		
Akamai Technologies*	1,700	26
Total Internet Infrastructure Software		26
Intimate Apparel - 0.5%		
Warnaco Group*	7,400	145
Total Intimate Apparel		145
Life/Health Insurance - 1.2%		
American Equity Investment Life Holding	22,500	157
Independence Holding	1,000	4
Phoenix	28,040	92
Presidential Life	8,850	87
Total Life/Health Insurance		340
Machinery-Construction & Mining - 0.1%		
Bucyrus International	2,200	41
Total Machinery-Construction & Mining		41
Machinery-Electrical - 0.6%		
Baldor Electric	8,650	154
Total Machinery-Electrical		154
Machinery-General Industry - 1.9%		
Albany International, Cl A	500	6
Altra Holdings*	22,700	180
Applied Industrial Technologies	11,540	218
Gardner Denver*	5,300	124
Sauer-Danfoss	1,000	9
Total Machinery-General Industry		537
Machinery-Material Handling - 0.3%		
NACCO Industries, Cl A	2,120	79
Total Machinery-Material Handling		79
Medical Instruments - 0.3%		
Integra LifeSciences Holdings*	2,600	92
Total Medical Instruments		92
Medical Labs & Testing Services - 0.1%		
Covance*	800	37
Total Medical Labs & Testing Services		37
Medical Products - 0.4%		
PSS World Medical*	5,650	106
Total Medical Products		106
Medical Sterilization Product - 0.3%		
STERIS	3,600	86
Total Medical Sterilization Product		86
Medical-Drugs - 0.7%		
Medicis Pharmaceutical, Cl A	14,750	205
Total Medical-Drugs		205
Medical-HMO - 1.8%		
Magellan Health Services*	4,000	157
Molina Healthcare*	7,400	130
Triple-S Management, Cl B*	18,200	209
Total Medical-HMO		496
Medical-Hospitals - 0.0%		
Medcath*	500	5
Total Medical-Hospitals		5
Medical-Nursing Homes - 0.8%		
Kindred Healthcare*	16,720	218
Total Medical-Nursing Homes		218
Medical-Outpatient/Home Medical - 0.8%		
Res-Care*	15,250	229
Total Medical-Outpatient/Home Medical		229
Metal Processors & Fabricators - 2.3%		
Circor International	4,600	126
Haynes International*	6,500	160
LB Foster, Cl A*	2,900	91
RBC Bearings*	4,200	85
Worthington Industries	16,730	184
Total Metal Processors & Fabricators		646
Metal Products-Distribution - 0.2%		
Lawson Products	2,000	46

Total Metal Products-Distribution		46
Miscellaneous Manufacturing - 0.3%		
Movado Group	9,650	91
Total Miscellaneous Manufacturing		91
Multi-line Insurance - 0.8%		
Horace Mann Educators	25,600	235
Total Multi-line Insurance		235
Networking Products - 1.3%		
3Com*	4,930	11
Anixter International*	11,150	336
Netgear*	490	6
Total Networking Products		353
Non-Ferrous Metals - 0.5%		
RTI International Metals*	10,400	149
Total Non-Ferrous Metals		149
Office Furnishings-Original - 0.1%		
Interface, Cl A	7,860	36
Total Office Furnishings-Original		36
Office Supplies & Forms - 0.0%		
Standard Register	980	9
Total Office Supplies & Forms		9
Oil & Gas Drilling - 0.4%		
Pioneer Drilling*	18,670	104
Total Oil & Gas Drilling		104
Oil Companies-Exploration & Production - 2.3%		
Cabot Oil & Gas	6,800	177
Carrizo Oil & Gas*	5,500	89
Forest Oil*	7,050	116
PetroHawk Energy*	11,400	178
Stone Energy*	6,020	66
Swift Energy*	500	8
Total Oil Companies-Exploration & Production		634
Oil Companies-Integrated - 0.0%		
Delek US Holdings	1,090	6
Total Oil Companies-Integrated		6
Oil Refining & Marketing - 0.0%		
Western Refining	1,000	8
Total Oil Refining & Marketing		8
Oil-Field Services - 1.9%		
Matrix Service*	15,600	120
Oceaneering International*	4,800	140
Superior Energy Services*	9,200	147
Tesco*	4,000	29
Willbros Group*	10,500	89
Total Oil-Field Services		525
Pharmacy Services - 0.4%		
Catalyst Health Solutions*	4,700	114
Total Pharmacy Services		114
Physical Practice Management - 0.0%		
Healthways*	500	6
Total Physical Practice Management		6
Power Conversion/Supply Equipment - 0.4%		
Powell Industries*	3,300	96
Total Power Conversion/Supply Equipment		96
Printing-Commercial - 0.2%		
Bowne	7,380	43
Total Printing-Commercial		43
Property/Casualty Insurance - 1.1%		
PMA Capital, Cl A*	42,310	300
Total Property/Casualty Insurance		300
Publishing-Books - 0.5%		
Scholastic	11,290	153
Total Publishing-Books		153
Racetracks - 0.0%		
Speedway Motorsports	490	8
Total Racetracks		8
REITs-Diversified - 0.1%		
Colonial Properties Trust	4,900	41

Total REITs-Diversified		41
REITs-Hotels - 1.9%		
DiamondRock Hospitality	35,890	182
LaSalle Hotel Properties	13,300	147
Sunstone Hotel Investors	32,460	201
Total REITs-Hotels		530
REITs-Mortgage - 0.7%		
Anthracite Capital	5,900	13
Capstead Mortgage	14,500	156
Chimera Investment	4,000	14
Total REITs-Mortgage		183
REITS-Regional Malls - 0.4%		
Pennsylvania REIT	14,700	109
Total REITS-Regional Malls		109
REITs-Warehouse/Industrial - 0.3%		
First Industrial Realty Trust	10,350	78
Total REITs-Warehouse/Industrial		78
Retail-Apparel/Shoe - 2.2%		
American Eagle Outfitters	6,400	60
AnnTaylor Stores*	17,500	101
Brown Shoe	970	8
Charlotte Russe Holding*	970	6
Chico's FAS*	2,000	8
Childrens Place Retail Stores*	5,400	117
Dress Barn*	4,200	45
Guess?	6,400	98
Gymboree*	4,200	110
J Crew Group*	3,340	41
Shoe Carnival*	490	5
Urban Outfitters*	2,100	31
Total Retail-Apparel/Shoe		630
Retail-Appliances - 0.0%		
Conn's*	490	4
Total Retail-Appliances		4
Retail-Discount - 0.9%		
Citi Trends*	1,500	22
Fred's, Cl A	20,660	222
Total Retail-Discount		244
Retail-Fabric Store - 0.1%		
Jo-Ann Stores*	1,990	31
Total Retail-Fabric Store		31
Retail-Hair Salons - 0.4%		
Regis	8,380	122
Total Retail-Hair Salons		122
Retail-Home Furnishings - 0.8%		
Haverty Furniture	23,110	216
Total Retail-Home Furnishings		216
Retail-Jewelry - 0.0%		
Zale*	500	2
Total Retail-Jewelry		2
Retail-Restaurants - 2.3%		
California Pizza Kitchen*	11,800	126
Cheesecake Factory*	24,050	243
CKE Restaurants	17,200	149
Red Robin Gourmet Burgers*	7,400	125
Total Retail-Restaurants		643
Retail-Sporting Goods - 0.3%		
Dick's Sporting Goods*	6,400	90
Zumiez*	500	4
Total Retail-Sporting Goods		94
S&L/Thrifts-Central US - 0.2%		
Anchor Bancorp Wisconsin	22,160	61
United Community Financial	6,079	5
Total S&L/Thrifts-Central US		66
S&L/Thrifts-Eastern US - 2.0%		
Astoria Financial	9,000	148
Brookline Bancorp	11,550	123
Dime Community Bancshares	5,800	77

NewAlliance Bancshares	7,050	93
Provident New York Bancorp	8,550	106
Total S&L/Thrifts-Eastern US		547
Seismic Data Collection - 0.0%		
Dawson Geophysical*	550	10
Total Seismic Data Collection		10
Semiconductor Components-Integrated Circuits - 1.7%		
Emulex*	27,050	189
Power Integrations	2,500	50
TriQuint Semiconductor*	67,900	234
Total Semiconductor Components-Integrated Circuits		473
Semiconductor Equipment - 0.0%		
Veeco Instruments*	1,000	6
Total Semiconductor Equipment		6
Steel-Producers - 0.1%		
Carpenter Technology	1,400	29
Total Steel-Producers		29
Steel-Specialty - 0.3%		
Universal Stainless & Alloy*	6,400	93
Total Steel-Specialty		93
Super-Regional Banks-US - 1.0%		
Huntington Bancshares	15,900	122
Keycorp	18,200	155
Total Super-Regional Banks-US		277
Telecommunications Equipment - 0.7%		
Plantronics	14,750	195
Total Telecommunications Equipment		195
Telecommunications Services - 1.1%		
Fairpoint Communications	2,000	7
Global Crossing*	17,700	140
MasTec*	13,000	151
Total Telecommunications Services		298
Transactional Software - 0.0%		
VeriFone Holdings*	1,000	5
Total Transactional Software		5
Transport-Air Freight - 0.0%		
Atlas Air Worldwide Holdings*	285	5
Total Transport-Air Freight		5
Transport-Equipment & Leasing - 0.6%		
Greenbrier	23,900	164
Total Transport-Equipment & Leasing		164
Transport-Services - 0.8%		
Pacer International	20,300	212
Total Transport-Services		212
Transport-Truck - 3.1%		
Arkansas Best	7,770	234
Forward Air	8,250	200
Heartland Express	6,300	99
Landstar System	8,000	307
YRC Worldwide*	13,400	38
Total Transport-Truck		878
Veterinary Diagnostics - 0.1%		
VCA Antech*	2,100	42
Total Veterinary Diagnostics		42
Vitamins & Nutrition Products - 0.1%		
NBTY*	1,760	28
Total Vitamins & Nutrition Products		28
Water - 0.4%		
Consolidated Water	8,450	106
Total Water		106
Web Portals/ISP - 0.7%		
United Online	31,950	194
Total Web Portals/ISP		194
Wire & Cable Products - 0.0%		
Belden	500	10
Total Wire & Cable Products		10
Total Common Stock (Cost $35,078)		**27,400**
Money Market Fund - 3.5%		

Dreyfus Cash Management Fund, Institutional Class, 1.585% (A)	978,567	979
Total Money Market Fund (Cost $979)		**979**
Total Investments - 100.9% (Cost $36,057)†		**28,379**
Other Assets and Liabilities, Net - (0.9)%		**(258)**
Total Net Assets - 100.0%		**$ 28,121**

* Non-income producing security.

(A) The rate reported represents the 7-day effective yield as of December 31, 2008.

Cl - Class
HMO - Health Maintenance Organization
ISP - Internet Service Provider
R&D - Research and Development
REITs - Real Estate Investment Trusts
S&L - Savings and Loan

† At December 31, 2008, the approximate tax basis cost of the Fund's investments was $36,057 (000), and the unrealized appreciation and depreciation were $1,085 (000) and $(8,763) (000), respectively.

Cost figures are shown with "000's" omitted

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of December 31, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$ 28,379
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	**$ 28,379**

Old Mutual Focused Fund

SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2008 (Unaudited)

Description	Shares	Value (000)
Common Stock - 90.6%		
Applications Software - 4.6%		
Microsoft	159,742	$ 3,105
Total Applications Software		3,105
Beverages-Non-Alcoholic - 6.2%		
Coca-Cola	46,940	2,125
PepsiCo	38,270	2,096
Total Beverages-Non-Alcoholic		4,221
Cable/Satellite TV - 4.2%		
Comcast, Special Cl A	176,543	2,851
Total Cable TV		2,851
Computers - 5.0%		
Apple*	26,050	2,223
Dell*	112,170	1,149
Total Computers		3,372
Diversified Banking Institution - 4.0%		
Bank of America	86,680	1,221
Goldman Sachs Group	17,340	1,463
Total Diversified Banking Institution		2,684
Electronic Components-Semiconductors - 1.8%		
Intel	84,700	1,242
Total Electronic Components-Semiconductors		1,242
Food-Retail - 3.7%		
Safeway	103,920	2,470
Total Food-Retail		2,470
Food-Wholesale/Distribution - 3.2%		
SYSCO	92,890	2,131
Total Food-Wholesale/Distribution		2,131
Medical Instruments - 6.2%		
Medtronic	132,960	4,178
Total Medical Instruments		4,178
Medical Products - 4.7%		
Zimmer Holdings*	78,000	3,153
Total Medical Products		3,153
Medical-Drugs - 9.5%		
Merck	109,150	3,318
Wyeth	83,400	3,128
Total Medical-Drugs		6,446
Metal-Aluminum - 2.1%		
Alcoa	128,362	1,445
Total Metal-Aluminum		1,445
Multi-Line Insurance - 2.9%		
MetLife	55,930	1,950
Total Multi-Line Insurance		1,950
Multimedia - 3.0%		
Walt Disney	88,890	2,017
Total Multimedia		2,017
Networking Products - 2.3%		
Cisco Systems*	95,640	1,559
Total Networking Products		1,559
Oil Companies-Integrated - 3.5%		
BP ADR	50,270	2,350
Total Oil Companies-Integrated		2,350
Oil-Field Services - 3.2%		
Halliburton	118,560	2,155
Total Oil-Field Services		2,155
Pipelines - 4.8%		
El Paso	417,465	3,269
Total Pipelines		3,269
Reinsurance - 3.3%		
Berkshire Hathaway, Cl B*	700	2,250

Total Reinsurance		2,250
Retail-Drug Store - 3.0%		
Walgreen	82,770	2,042
Total Retail-Drug Store		2,042
Semiconductor Components-Integrated Circuits - 1.2%		
Maxim Integrated Products	71,506	817
Total Semiconductor Components-Integrated Circuits		817
Telephone-Integrated - 2.1%		
Verizon Communications	41,160	1,395
Total Telephone-Integrated		1,395
Web Portals/ISP - 3.7%		
Google, Cl A*	8,140	2,504
Total Web Portals/ISP		2,504
Wireless Equipment - 2.4%		
Nokia ADR	103,640	1,617
Total Wireless Equipment		1,617
Total Common Stock (Cost $62,701)		**61,223**
Preferred Stock - 2.1%		
Medical-Drugs - 2.1%		
Schering-Plough	8,110	1,415
Total Medical-Drugs		1,415
Total Preferred Stock (Cost $1,157)		**1,415**
Investment Company - 3.5%		
Growth-Large Cap - 3.5%		
SPDR Trust Series 1	26,320	2,375
Total Growth-Large Cap		2,375
Total Investment Company (Cost $2,303)		**2,375**
Money Market Fund - 3.8%		
Dreyfus Cash Management Fund, Institutional Class, 1.585% (A)	2,580,461	2,580
Total Money Market Fund (Cost $2,580)		**2,580**
Total Investments - 100.0% (Cost $68,741)†		**67,593**
Other Assets and Liabilities, Net - 0.0%		**19**
Total Net Assets - 100.0%	$	**67,612**

 * Non-income producing security.
 (A) The rate reported represents the 7-day effective yield as of December 31, 2008.

 ADR - American Depositary Receipt
 Cl - Class
 ISP - Internet Service Provider

† At December 31, 2008, the approximate tax basis cost of the Fund's investments was $68,741 (000), and the unrealized appreciation and depreciation were $2,394 (000) and $(3,542) (000), respectively.

 Cost figures are shown with "000's" omitted

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

> Level 1 – quoted prices in active markets for identical securities
> Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
> Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of December 31, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$ 67,593
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 67,593

Old Mutual Growth Fund

SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2008 (Unaudited)

Description	Shares	Value (000)
Common Stock - 98.0%		
Airlines - 0.5%		
Continental Airlines, Cl B*	69,760	$ 1,260
Total Airlines		1,260
Apparel Manufacturers - 0.4%		
Gildan Activewear*	95,550	1,124
Total Apparel Manufacturers		1,124
Applications Software - 1.2%		
Check Point Software Technologies*	69,950	1,328
Citrix Systems*	26,570	626
Intuit*	46,110	1,097
Satyam Computer Services ADR	18,125	164
Total Applications Software		3,215
Auction House/Art Dealer - 0.8%		
Ritchie Bros Auctioneers	106,050	2,272
Total Auction House/Art Dealer		2,272
Beverages-Non-Alcoholic - 0.3%		
Hansen Natural*	22,720	762
Total Beverages-Non-Alcoholic		762
Beverages-Wine/Spirits - 0.8%		
Brown-Forman, Cl B	16,680	859
Central European Distribution*	68,250	1,345
Total Beverages-Wine/Spirits		2,204
Broadcast Services/Programming - 0.5%		
Discovery Communications, Cl A*	47,362	671
Discovery Communications, Cl C*	48,812	654
Total Broadcast Services/Programming		1,325
Building Products-Cement/Aggregate - 0.3%		
Martin Marietta Materials	9,400	913
Total Building Products-Cement/Aggregate		913
Building-Residential/Commercial - 1.4%		
Pulte Homes	179,080	1,957
Toll Brothers*	88,430	1,895
Total Building-Residential/Commercial		3,852
Cable/Satellite TV - 0.3%		
Cablevision Systems, Cl A	53,540	902
Total Cable TV		902
Casino Hotels - 0.6%		
Wynn Resorts*	38,530	1,628
Total Casino Hotels		1,628
Cellular Telecommunications - 0.9%		
MetroPCS Communications*	92,510	1,374
NII Holdings*	50,625	920
Total Cellular Telecommunications		2,294
Chemicals-Diversified - 0.9%		
FMC	56,425	2,524
Total Chemicals-Diversified		2,524
Chemicals-Specialty - 0.8%		
Ecolab	35,280	1,240
Sigma-Aldrich	19,660	830
Total Chemicals-Specialty		2,070
Coal - 0.7%		
Consol Energy	69,550	1,988
Total Coal		1,988
Coatings/Paint - 0.6%		
Sherwin-Williams	26,290	1,571
Total Coatings/Paint		1,571
Commercial Banks Non-US - 0.2%		
HDFC Bank ADR	8,825	630
Total Commercial Banks Non-US		630
Commercial Banks-Eastern US - 0.7%		
M&T Bank	14,775	848

Signature Bank*	36,425	1,045
Total Commercial Banks-Eastern US		1,893
Commercial Services - 0.4%		
Quanta Services*	51,040	1,011
Total Commercial Services		1,011
Commercial Services-Finance - 0.3%		
Morningstar*	25,875	919
Total Commercial Services-Finance		919
Computer Services - 1.2%		
Cognizant Technology Solutions, Cl A*	79,252	1,431
IHS, Cl A*	48,225	1,805
Total Computer Services		3,236
Computer Software - 0.3%		
Omniture*	64,040	681
Total Computer Software		681
Computers-Integrated Systems - 0.4%		
Micros Systems*	66,425	1,084
Total Computers-Integrated Systems		1,084
Computers-Memory Devices - 0.3%		
SanDisk*	91,350	877
Total Computers-Memory Devices		877
Computers-Peripheral Equipment - 0.4%		
Logitech International*	65,200	1,016
Total Computers-Peripheral Equipment		1,016
Consulting Services - 0.3%		
FTI Consulting*	18,640	833
Total Consulting Services		833
Consumer Products-Miscellaneous - 0.9%		
Clorox	21,320	1,185
Tupperware Brands	58,425	1,326
Total Consumer Products-Miscellaneous		2,511
Containers-Paper/Plastic - 0.4%		
Pactiv*	47,880	1,191
Total Containers-Paper/Plastic		1,191
Cosmetics & Toiletries - 0.6%		
Alberto-Culver	63,020	1,545
Total Cosmetics & Toiletries		1,545
Data Processing/Management - 0.6%		
Fiserv*	46,600	1,695
Total Data Processing/Management		1,695
Dental Supplies & Equipment - 0.3%		
Dentsply International	31,380	886
Total Dental Supplies & Equipment		886
Diagnostic Equipment - 0.3%		
Cepheid*	90,475	939
Total Diagnostic Equipment		939
Dialysis Centers - 1.2%		
DaVita*	62,640	3,105
Total Dialysis Centers		3,105
Distribution/Wholesale - 1.3%		
Genuine Parts	34,550	1,308
LKQ*	191,775	2,236
Total Distribution/Wholesale		3,544
Diversified Financial Services - 0.5%		
IntercontinentalExchange*	17,140	1,413
Total Diversified Financial Services		1,413
Diversified Manufacturing Operations - 0.5%		
ESCO Technologies*	33,550	1,374
Total Diversified Manufacturing Operations		1,374
E-Commerce/Services - 0.2%		
Priceline.com*	8,370	616
Total E-Commerce/Services		616
Electric Products-Miscellaneous - 0.5%		
Ametek	47,880	1,446
Total Electric Products-Miscellaneous		1,446
Electric-Integrated - 3.4%		
Northeast Utilities	147,425	3,547
NorthWestern	102,000	2,394
PPL	41,620	1,277
Wisconsin Energy	43,200	1,814

Total Electric-Integrated		9,032
Electric-Transmission - 0.8%		
ITC Holdings	49,250	2,151
Total Electric-Transmission		2,151
Electronic Components-Semiconductors - 2.8%		
Altera	104,670	1,749
Broadcom, Cl A*	135,490	2,299
Cavium Networks*	59,632	627
Microchip Technology	84,250	1,645
PMC - Sierra*	229,230	1,114
Total Electronic Components-Semiconductors		7,434
Electronic Forms - 0.3%		
Adobe Systems*	38,470	819
Total Electronic Forms		819
Electronic Measuring Instruments - 0.8%		
Itron*	35,800	2,282
Total Electronic Measuring Instruments		2,282
Electronics-Military - 0.8%		
L-3 Communications Holdings	28,525	2,105
Total Electronics-Military		2,105
Energy-Alternate Sources - 0.7%		
Covanta Holding*	56,200	1,234
First Solar*	5,260	726
Total Energy-Alternate Sources		1,960
Engineering/R&D Services - 0.9%		
Jacobs Engineering Group*	19,920	958
URS*	36,825	1,501
Total Engineering/R&D Services		2,459
Enterprise Software/Services - 0.6%		
Sybase*	60,700	1,504
Total Enterprise Software/Services		1,504
Entertainment Software - 0.6%		
Activision Blizzard*	170,430	1,472
Total Entertainment Software		1,472
Fiduciary Banks - 0.6%		
Northern Trust	32,260	1,682
Total Fiduciary Banks		1,682
Finance-Investment Banker/Broker - 1.5%		
Lazard, Cl A	46,700	1,389
TD Ameritrade Holding*	176,290	2,512
Total Finance-Investment Banker/Broker		3,901
Food-Baking - 0.7%		
Flowers Foods	73,500	1,790
Total Food-Baking		1,790
Food-Confectionery - 0.5%		
JM Smucker	30,950	1,342
Total Food-Confectionery		1,342
Footwear & Related Apparel - 0.5%		
Deckers Outdoor*	18,240	1,457
Total Footwear & Related Apparel		1,457
Hazardous Waste Disposal - 1.9%		
Clean Harbors*	15,640	992
Stericycle*	77,745	4,049
Total Hazardous Waste Disposal		5,041
Human Resources - 0.6%		
Robert Half International	76,090	1,584
Total Human Resources		1,584
Industrial Gases - 2.2%		
Airgas	106,560	4,155
Praxair	31,650	1,879
Total Industrial Gases		6,034
Insurance Brokers - 1.1%		
AON	64,625	2,952
Total Insurance Brokers		2,952
Internet Infrastructure Software - 1.0%		
Akamai Technologies*	46,675	704
F5 Networks*	85,650	1,958
Total Internet Infrastructure Software		2,662
Internet Security - 1.8%		
McAfee*	141,560	4,894

Total Internet Security		4,894
Investment Management/Advisory Services - 1.9%		
Blackrock	12,595	1,690
Eaton Vance	65,625	1,379
T Rowe Price Group	58,340	2,068
Total Investment Management/Advisory Services		5,137
Leisure & Recreational Products - 0.6%		
WMS Industries*	63,140	1,698
Total Leisure & Recreational Products		1,698
Machine Tools & Related Products - 0.5%		
Lincoln Electric Holdings	27,275	1,389
Total Machine Tools & Related Products		1,389
Machinery-Farm - 0.2%		
AGCO*	19,475	459
Total Machinery-Farm		459
Machinery-Pumps - 0.6%		
Flowserve	29,350	1,512
Total Machinery-Pumps		1,512
Medical Instruments - 0.5%		
Intuitive Surgical*	7,220	917
Techne	8,300	536
Total Medical Instruments		1,453
Medical Labs & Testing Services - 1.0%		
Covance*	18,000	829
Laboratory Corp of America Holdings*	28,700	1,849
Total Medical Labs & Testing Services		2,678
Medical Products - 1.9%		
Haemonetics*	37,225	2,103
Henry Schein*	23,020	845
West Pharmaceutical Services	58,300	2,202
Total Medical Products		5,150
Medical-Biomedical/Genetic - 1.9%		
Alexion Pharmaceuticals*	49,840	1,804
Illumina*	53,340	1,389
Myriad Genetics*	15,390	1,020
United Therapeutics*	15,060	942
Total Medical-Biomedical/Genetic		5,155
Medical-Drugs - 0.4%		
Allergan	26,730	1,078
Total Medical-Drugs		1,078
Medical-HMO - 0.3%		
Aetna	32,070	914
Total Medical-HMO		914
Medical-Wholesale Drug Distributors - 0.2%		
AmerisourceBergen	18,270	651
Total Medical-Wholesale Drug Distributors		651
Metal Processors & Fabricators - 0.8%		
Kaydon	19,800	680
Precision Castparts	26,410	1,571
Total Metal Processors & Fabricators		2,251
Metal-Iron - 0.2%		
Cliffs Natural Resources	23,130	592
Total Metal-Iron		592
Multi-Line Insurance - 0.5%		
Assurant	44,850	1,345
Total Multi-Line Insurance		1,345
Multimedia - 0.4%		
Factset Research Systems	22,350	989
Total Multimedia		989
Networking Products - 1.4%		
Atheros Communications*	64,060	917
Juniper Networks*	132,490	2,320
Polycom*	39,320	531
Total Networking Products		3,768
Office Furnishings-Original - 0.0%		
Interface, Cl A	18,400	85
Total Office Furnishings-Original		85
Oil & Gas Drilling - 0.4%		
Atlas America	67,037	995
Total Oil & Gas Drilling		995

Oil Companies-Exploration & Production - 3.8%		
Arena Resources*	30,825	866
Denbury Resources*	48,675	532
Equitable Resources	81,450	2,733
Goodrich Petroleum*	42,780	1,281
Questar	35,190	1,150
Range Resources	40,380	1,389
Southwestern Energy*	77,840	2,255
Total Oil Companies-Exploration & Production		10,206
Oil Field Machinery & Equipment - 0.8%		
Cameron International*	64,000	1,312
Dresser-Rand Group*	50,680	874
Total Oil Field Machinery & Equipment		2,186
Oil-Field Services - 1.8%		
Core Laboratories	27,150	1,625
Oceaneering International*	41,175	1,200
Oil States International*	40,050	749
Smith International	59,840	1,370
Total Oil-Field Services		4,944
Pharmacy Services - 2.0%		
Express Scripts*	82,340	4,527
Omnicare	25,640	712
Total Pharmacy Services		5,239
Physical Therapy/Rehabilitation Centers - 0.8%		
Psychiatric Solutions*	81,525	2,270
Total Physical Therapy/Rehabilitation Centers		2,270
Pipelines - 0.3%		
Enbridge	28,000	909
Total Pipelines		909
Printing-Commercial - 0.2%		
VistaPrint*	25,790	480
Total Printing-Commercial		480
Private Corrections - 0.8%		
Corrections Corp of America*	124,950	2,044
Total Private Corrections		2,044
Property/Casualty Insurance - 1.4%		
ProAssurance*	48,600	2,565
WR Berkley	34,790	1,078
Total Property/Casualty Insurance		3,643
Quarrying - 0.9%		
Compass Minerals International	39,405	2,311
Total Quarrying		2,311
Reinsurance - 1.0%		
Axis Capital Holdings	92,100	2,682
Total Reinsurance		2,682
REITs-Apartments - 0.6%		
Essex Property Trust	21,600	1,658
Total REITs-Apartments		1,658
REITs-Diversified - 0.7%		
Digital Realty Trust	59,525	1,955
Total REITs-Diversified		1,955
REITs-Mortgage - 1.3%		
Annaly Capital Management	216,925	3,443
Total REITs-Mortgage		3,443
REITs-Office Property - 1.1%		
Alexandria Real Estate Equities	24,600	1,484
Corporate Office Properties	44,700	1,372
Total REITs-Office Property		2,856
Rental Auto/Equipment - 0.5%		
Aaron Rents	52,150	1,388
Total Rental Auto/Equipment		1,388
Respiratory Products - 0.8%		
Resmed*	54,225	2,032
Total Respiratory Products		2,032
Retail-Apparel/Shoe - 1.3%		
Guess?	123,755	1,900
Urban Outfitters*	97,140	1,455
Total Retail-Apparel/Shoe		3,355
Retail-Auto Parts - 1.0%		
O'Reilly Automotive*	86,000	2,644

Total Retail-Auto Parts		2,644
Retail-Computer Equipment - 0.9%		
GameStop, Cl A*	114,910	2,489
Total Retail-Computer Equipment		2,489
Retail-Discount - 0.3%		
Dollar Tree*	20,260	847
Total Retail-Discount		847
Retail-Office Supplies - 0.4%		
Staples	66,600	1,193
Total Retail-Office Supplies		1,193
Retail-Regional Department Store - 0.9%		
Kohl's*	64,200	2,324
Total Retail-Regional Department Store		2,324
Retail-Restaurants - 1.8%		
Burger King Holdings	69,150	1,651
Darden Restaurants	35,480	1,000
Yum! Brands	70,050	2,207
Total Retail-Restaurants		4,858
S&L/Thrifts-Eastern US - 1.4%		
Hudson City Bancorp	111,270	1,776
New York Community Bancorp	72,900	872
People's United Financial	58,710	1,047
Total S&L/Thrifts-Eastern US		3,695
Schools - 1.8%		
Apollo Group, Cl A*	30,990	2,374
ITT Educational Services*	11,250	1,069
New Oriental Education & Technology Group ADR*	24,325	1,336
Total Schools		4,779
Semiconductor Equipment - 1.7%		
Kla-Tencor	57,790	1,259
Lam Research*	81,770	1,740
Varian Semiconductor Equipment Associates*	80,445	1,458
Total Semiconductor Equipment		4,457
Soap & Cleaning Preparation - 0.8%		
Church & Dwight	37,945	2,129
Total Soap & Cleaning Preparation		2,129
Steel Pipe & Tube - 0.5%		
Valmont Industries	20,925	1,284
Total Steel Pipe & Tube		1,284
Superconductor Production & Systems - 0.3%		
American Superconductor*	51,600	842
Total Superconductor Production & Systems		842
Therapeutics - 0.8%		
BioMarin Pharmaceuticals*	121,800	2,168
Total Therapeutics		2,168
Tools-Hand Held - 0.3%		
Snap-On	22,050	868
Total Tools-Hand Held		868
Transactional Software - 0.7%		
Solera Holdings*	82,150	1,980
Total Transactional Software		1,980
Transport-Rail - 0.4%		
Kansas City Southern*	55,350	1,054
Total Transport-Rail		1,054
Transport-Services - 0.9%		
CH Robinson Worldwide	32,950	1,813
Expeditors International of Washington	19,190	638
Total Transport-Services		2,451
Transport-Truck - 0.3%		
JB Hunt Transport Services	32,990	867
Total Transport-Truck		867
Vitamins & Nutrition Products - 0.2%		
Herbalife	30,550	662
Total Vitamins & Nutrition Products		662
Wire & Cable Products - 0.3%		
General Cable*	39,975	707
Total Wire & Cable Products		707
Wireless Equipment - 1.3%		
American Tower, Cl A*	116,185	3,407
Total Wireless Equipment		3,407

X-Ray Equipment - 0.3%		
Hologic*	53,344	697
Total X-Ray Equipment		697
Total Common Stock (Cost $319,462)		**264,208**
Investment Company - 0.9%		
Growth-Mid Cap - 0.9%		
Midcap SPDR Trust, Series 1	26,250	2,550
Total Growth-Mid Cap		2,550
Total Investment Company (Cost $2,368)		**2,550**
Money Market Fund - 1.5%		
Dreyfus Cash Management Fund, Institutional Class, 1.585% (A)	3,947,110	3,947
Total Money Market Fund (Cost $3,947)		**3,947**
Total Investments - 100.4% (Cost $325,777)†		**270,705**
Other Assets and Liabilities, Net - (0.4)%		**(1,127)**
Total Net Assets - 100.0%	$	**269,578**

 * Non-income producing security.
 (A) The rate reported represents the 7-day effective yield as of December 31, 2008.

 ADR - American Depositary Receipt
 Cl - Class
 HMO - Health Maintenance Organization
 R&D - Research and Developments
 REITs - Real Estate Investment Trusts
 S&L - Savings and Loan

† At December 31, 2008, the approximate tax basis cost of the Fund's investments was $325,777 (000), and the unrealized appreciation and depreciation were $15,149 (000) and $(70,221) (000), respectively.

 Cost figures are shown with "000's" omitted

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

        Level 1 – quoted prices in active markets for identical securities
        Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
        Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of December 31, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)	
Level 1 – quoted prices	$	270,705
Level 2 – other significant observable inputs		-
Level 3 – significant unobservable inputs		-
Total	$	270,705

Old Mutual Heitman REIT Fund

SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2008 (Unaudited)

Description	Shares	Value (000)
Common Stock - 97.9%		
REITs-Apartments - 16.4%		
American Campus Communities	47,743	$ 978
AvalonBay Communities	31,112	1,885
Camden Property Trust	18,000	564
Equity Residential	86,431	2,577
Essex Property Trust	14,420	1,107
UDR	16,000	221
Total REITs-Apartments		7,332
REITs-Diversified - 14.4%		
Digital Realty Trust	56,674	1,862
Entertainment Properties Trust	15,600	465
Liberty Property Trust	37,100	847
Vornado Realty Trust	33,027	1,993
Washington Real Estate Investment Trust	45,000	1,273
Total REITs-Diversified		6,440
REITs-Health Care - 15.4%		
HCP	75,814	2,105
Health Care	38,982	1,645
Nationwide Health Properties	40,991	1,177
Ventas	58,795	1,974
Total REITs-Health Care		6,901
REITs-Hotels - 3.0%		
Host Hotels & Resorts	176,489	1,336
Total REITs-Hotels		1,336
REITs-Manufactured Homes - 1.1%		
Equity Lifestyle Properties	12,400	476
Total REITs-Manufactured Homes		476
REITs-Office Property - 12.8%		
Alexandria Real Estate Equities	25,989	1,568
Boston Properties	35,935	1,976
Brandywine Realty Trust	24,100	186
Corporate Office Properties	33,900	1,041
Douglas Emmett	73,300	957
Total REITs-Office Property		5,728
REITs-Regional Malls - 11.9%		
Simon Property Group	79,871	4,244
Taubman Centers	42,168	1,074
Total REITs-Regional Malls		5,318
REITs-Shopping Centers - 10.3%		
Acadia Realty Trust	32,022	457
Developers Diversified Realty	22,630	110
Federal Realty Investment Trust	22,600	1,403
Regency Centers	37,693	1,760
Tanger Factory Outlet Centers	23,225	874
Total REITs-Shopping Centers		4,604
REITs-Single Tenant - 0.6%		
National Retail Properties	17,035	293
Total REITs-Single Tenant		293
REITs-Storage - 7.7%		
Public Storage	43,069	3,424
Total REITs-Storage		3,424
REITs-Warehouse/Industrial - 4.3%		
AMB Property	61,774	1,447
EastGroup Properties	13,300	473
Total REITs-Warehouse/Industrial		1,920
Total Common Stock (Cost $43,430)		**43,772**
Money Market Fund - 1.5%		
Dreyfus Cash Management Fund, Institutional Class, 1.585% (A)	656,480	656
Total Money Market Fund (Cost $656)		**656**
Total Investments - 99.4% (Cost $44,086)†		**44,428**

Other Assets and Liabilities, Net - 0.6%		**263**
Total Net Assets - 100.0%	**$**	**44,691**

  * Non-income producing security.

(A) The rate reported represents the 7-day effective yield as of December 31, 2008.

REITs - Real Estate Investment Trusts

† At December 31, 2008, the approximate tax basis cost of the Fund's investments was $44,086 (000), and the unrealized appreciation and depreciation were $6,569 (000) and $(6,227) (000), respectively.

Cost figures are shown with "000's" omitted

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

      Level 1 – quoted prices in active markets for identical securities

      Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

      Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

A summary of the inputs used as of December 31, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)	
Level 1 – quoted prices	$	44,428
Level 2 – other significant observable inputs		-
Level 3 – significant unobservable inputs		-
Total	$	44,428

Old Mutual Large Cap Growth Fund

SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2008 (Unaudited)

Description	Shares	Value (000)
Common Stock - 98.5%		
Agricultural Chemicals - 3.3%		
Monsanto	44,030	$ 3,098
Total Agricultural Chemicals		3,098
Applications Software - 1.5%		
Microsoft	75,000	1,458
Total Applications Software		1,458
Beverages-Non-Alcoholic - 2.2%		
PepsiCo	38,620	2,115
Total Beverages-Non-Alcoholic		2,115
Building-Residential/Commercial - 0.9%		
Pulte Homes	82,310	900
Total Building-Residential/Commercial		900
Cable/Satellite TV - 2.8%		
Cablevision Systems, Cl A	86,110	1,450
Comcast, Cl A	70,570	1,191
Total Cable TV		2,641
Cellular Telecommunications - 1.4%		
China Mobile ADR	26,880	1,367
Total Cellular Telecommunications		1,367
Commercial Services-Finance - 0.9%		
Visa, Cl A	17,000	892
Total Commercial Services-Finance		892
Computers - 6.2%		
Apple*	29,080	2,482
Hewlett-Packard	40,930	1,485
International Business Machines	23,265	1,958
Total Computers		5,925
Consulting Services - 0.5%		
FTI Consulting*	11,330	506
Total Consulting Services		506
Consumer Products-Miscellaneous - 2.6%		
Clorox	23,890	1,327
Kimberly-Clark	20,760	1,095
Total Consumer Products-Miscellaneous		2,422
Cosmetics & Toiletries - 1.5%		
Procter & Gamble	22,825	1,411
Total Cosmetics & Toiletries		1,411
Disposable Medical Products - 1.3%		
C.R. Bard	14,870	1,253
Total Disposable Medical Products		1,253
Diversified Banking Institution - 1.3%		
JPMorgan Chase	38,260	1,206
Total Diversified Banking Institution		1,206
Diversified Manufacturing Operations - 3.0%		
Danaher	20,475	1,159
Siemens ADR	21,580	1,635
Total Diversified Manufacturing Operations		2,794
Electric Products-Miscellaneous - 1.3%		
Emerson Electric	32,825	1,202
Total Electric Products-Miscellaneous		1,202
Electronic Components-Semiconductors - 4.5%		
Broadcom, Cl A*	54,450	924
Intel	230,640	3,381
Total Electronic Components-Semiconductors		4,305
Energy-Alternate Sources - 2.8%		
Covanta Holding*	55,562	1,220
First Solar*	10,460	1,443
Total Energy-Alternate Sources		2,663
Engineering/R&D Services - 1.9%		
ABB ADR	63,585	954

Jacobs Engineering Group*	17,295	832
Total Engineering/R&D Services		1,786
Engines-Internal Combustion - 0.7%		
Cummins	25,630	685
Total Engines-Internal Combustion		685
Entertainment Software - 0.8%		
Activision Blizzard*	85,700	740
Total Entertainment Software		740
Fiduciary Banks - 1.9%		
Northern Trust	24,975	1,302
State Street	13,710	539
Total Fiduciary Banks		1,841
Finance-Investment Banker/Broker - 2.7%		
Charles Schwab	156,905	2,537
Total Finance-Investment Banker/Broker		2,537
Food-Wholesale/Distribution - 0.6%		
SYSCO	25,000	573
Total Food-Wholesale/Distribution		573
Industrial Gases - 1.5%		
Praxair	23,760	1,410
Total Industrial Gases		1,410
Instruments-Scientific - 1.1%		
Thermo Fisher Scientific*	31,450	1,071
Total Instruments-Scientific		1,071
Insurance Brokers - 1.4%		
Marsh & McLennan	53,180	1,291
Total Insurance Brokers		1,291
Investment Management/Advisory Services - 1.6%		
T Rowe Price Group	42,680	1,513
Total Investment Management/Advisory Services		1,513
Machinery-Farm - 0.6%		
AGCO*	22,630	534
Total Machinery-Farm		534
Machinery-Pumps - 0.5%		
Flowserve	9,890	509
Total Machinery-Pumps		509
Medical Instruments - 1.1%		
Intuitive Surgical*	8,470	1,076
Total Medical Instruments		1,076
Medical Products - 6.5%		
Baxter International	38,910	2,085
Johnson & Johnson	24,900	1,490
Stryker	28,330	1,132
Varian Medical Systems*	40,627	1,424
Total Medical Products		6,131
Medical-Biomedical/Genetic - 2.8%		
Gilead Sciences*	52,000	2,659
Total Medical-Biomedical/Genetic		2,659
Medical-Drugs - 1.9%		
Abbott Laboratories	34,675	1,851
Total Medical-Drugs		1,851
Medical-HMO - 0.6%		
UnitedHealth Group	20,200	537
Total Medical-HMO		537
Networking Products - 1.8%		
Cisco Systems*	104,600	1,705
Total Networking Products		1,705
Oil Companies-Exploration & Production - 2.3%		
Occidental Petroleum	18,460	1,107
Southwestern Energy*	36,058	1,045
Total Oil Companies-Exploration & Production		2,152
Oil Field Machinery & Equipment - 2.1%		
Cameron International*	42,610	874
National Oilwell Varco*	46,157	1,128
Total Oil Field Machinery & Equipment		2,002
Oil Refining & Marketing - 1.7%		
Valero Energy	75,320	1,630
Total Oil Refining & Marketing		1,630

Oil-Field Services - 2.9%		
Halliburton	56,105	1,020
Schlumberger	41,750	1,767
Total Oil-Field Services		2,787
Pharmacy Services - 1.6%		
Express Scripts*	28,490	1,566
Total Pharmacy Services		1,566
Retail-Building Products - 1.1%		
Lowe's	47,440	1,021
Total Retail-Building Products		1,021
Retail-Computer Equipment - 1.0%		
GameStop, Cl A*	43,805	949
Total Retail-Computer Equipment		949
Retail-Discount - 3.8%		
Costco Wholesale	17,260	906
Family Dollar Stores	49,015	1,278
Wal-Mart Stores	25,245	1,415
Total Retail-Discount		3,599
Retail-Drug Store - 1.9%		
CVS/Caremark	61,630	1,771
Total Retail-Drug Store		1,771
Retail-Restaurants - 1.5%		
McDonald's	22,215	1,382
Total Retail-Restaurants		1,382
Semiconductor Equipment - 1.4%		
Lam Research*	60,460	1,287
Total Semiconductor Equipment		1,287
Transport-Rail - 1.0%		
Union Pacific	20,660	988
Total Transport-Rail		988
Transport-Services - 1.3%		
United Parcel Service, Cl B	22,720	1,253
Total Transport-Services		1,253
Web Portals/ISP - 3.4%		
Google, Cl A*	10,410	3,203
Total Web Portals/ISP		3,203
Wireless Equipment - 3.5%		
Qualcomm	91,705	3,286
Total Wireless Equipment		3,286
Total Common Stock (Cost $118,762)		**93,483**
Money Market Fund - 2.2%		
Dreyfus Cash Management Fund, Institutional Class, 1.585% (A)	2,064,922	2,065
Total Money Market Fund (Cost $2,065)		**2,065**
Total Investments - 100.7% (Cost $120,827)†		**95,548**
Other Assets and Liabilities, Net - (0.7)%		**(615)**
Total Net Assets - 100.0%	$	**94,933**

 * Non-income producing security.
 (A) The rate reported represents the 7-day effective yield as of December 31, 2008.

 ADR - American Depositary Receipt
 Cl - Class
 HMO - Health Maintenance Organization
 ISP - Internet Service Provider
 R&D - Research and Development

† At December 31, 2008, the approximate tax basis cost of the Fund's investments was $120,827 (000), and the unrealized appreciation and depreciation were $5,278 (000) and $(30,557) (000), respectively.

 Cost figures are shown with "000's" omitted

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

      Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of December 31, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$ 95,548
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 95,548

Old Mutual Mid-Cap Fund

SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2008 (Unaudited)

Description	Shares	Value (000)
Common Stock - 95.9%		
Airlines - 0.4%		
AMR*	28,950	$ 309
Total Airlines		309
Applications Software - 0.8%		
Citrix Systems*	16,294	384
Intuit*	11,878	283
Total Applications Software		667
Beverages-Non-Alcoholic - 4.3%		
Coca-Cola Enterprises	145,580	1,751
Dr Pepper Snapple Group*	41,030	667
Pepsi Bottling Group	48,160	1,084
Total Beverages-Non-Alcoholic		3,502
Commercial Services-Finance - 1.8%		
Morningstar*	41,120	1,460
Total Commercial Services-Finance		1,460
Computer Services - 1.8%		
DST Systems*	38,600	1,466
Total Computer Services		1,466
Computers - 0.3%		
Sun Microsystems*	59,410	227
Total Computers		227
Computers-Memory Devices - 0.4%		
NetApp*	23,580	329
Total Computers-Memory Devices		329
Computers-Peripheral Equipment - 1.1%		
Logitech International*	58,120	906
Total Computers-Peripheral Equipment		906
Containers-Metal/Glass - 1.8%		
Owens-Illinois*	53,010	1,449
Total Containers-Metal/Glass		1,449
Containers-Paper/Plastic - 3.0%		
Sealed Air	67,468	1,008
Sonoco Products	62,683	1,452
Total Containers-Paper/Plastic		2,460
Data Processing/Management - 2.3%		
Fiserv*	14,559	530
SEI Investments	88,050	1,383
Total Data Processing/Management		1,913
Diversified Manufacturing Operations - 1.0%		
Textron	28,030	389
Trinity Industries	24,620	388
Total Diversified Manufacturing Operations		777
Drug Delivery Systems - 0.8%		
Alkermes*	62,710	668
Total Drug Delivery Systems		668
E-Commerce/Products - 0.4%		
Shutterfly*	43,560	305
Total E-Commerce/Products		305
E-Commerce/Services - 3.0%		
Expedia*	223,588	1,842
Liberty Media - Interactive, Cl A*	198,549	620
Total E-Commerce/Services		2,462
Electric-Integrated - 5.1%		
Alliant Energy	32,260	941
Northeast Utilities	42,620	1,025
NV Energy	148,050	1,464
TECO Energy	57,880	715
Total Electric-Integrated		4,145
Electronic Components-Miscellaneous - 0.4%		
Flextronics International*	113,830	291

Total Electronic Components-Miscellaneous		291
Electronic Components-Semiconductors - 0.8%		
Broadcom, Cl A*	13,130	223
Fairchild Semiconductor International*	87,925	430
Total Electronic Components-Semiconductors		653
Electronic Parts Distribution - 3.4%		
Arrow Electronics*	49,220	927
Avnet*	99,810	1,818
Total Electronic Parts Distribution		2,745
Engineering/R&D Services - 1.4%		
Foster Wheeler*	22,910	536
URS*	14,050	573
Total Engineering/R&D Services		1,109
Entertainment Software - 0.9%		
Electronic Arts*	48,140	772
Total Entertainment Software		772
Fiduciary Banks - 0.3%		
Wilmington Trust	10,984	244
Total Fiduciary Banks		244
Finance-Investment Banker/Broker - 4.6%		
Greenhill	1,989	139
Interactive Brokers Group, Cl A*	122,153	2,185
optionsXpress Holdings	107,790	1,440
Total Finance-Investment Banker/Broker		3,764
Food-Meat Products - 1.0%		
Hormel Foods	25,803	802
Total Food-Meat Products		802
Food-Miscellaneous/Diversified - 1.1%		
ConAgra Foods	56,854	938
Total Food-Miscellaneous/Diversified		938
Food-Retail - 2.9%		
SUPERVALU	163,780	2,391
Total Food-Retail		2,391
Gas-Distribution - 0.7%		
Southern Union	43,320	565
Total Gas-Distribution		565
Hotels & Motels - 0.4%		
Wyndham Worldwide	49,916	327
Total Hotels & Motels		327
Human Resources - 1.7%		
Monster Worldwide*	111,060	1,343
Total Human Resources		1,343
Independent Power Producer - 1.3%		
NRG Energy*	22,050	514
Reliant Energy*	98,836	571
Total Independent Power Producer		1,085
Insurance Brokers - 1.9%		
Willis Group Holdings	61,590	1,532
Total Insurance Brokers		1,532
Investment Management/Advisory Services - 6.0%		
Affiliated Managers Group*	21,430	898
Eaton Vance	48,660	1,022
Federated Investors, Cl B	84,442	1,432
Invesco	107,010	1,545
Total Investment Management/Advisory Services		4,897
Linen Supply & Related Items - 1.9%		
Cintas	68,361	1,588
Total Linen Supply & Related Items		1,588
Medical Information Systems - 1.1%		
Cerner*	23,240	894
Total Medical Information Systems		894
Medical Labs & Testing Services - 1.2%		
Quest Diagnostics	19,576	1,016
Total Medical Labs & Testing Services		1,016
Medical-Biomedical/Genetic - 1.7%		
Life Technologies*	33,546	782
Medicines*	38,490	567
Total Medical-Biomedical/Genetic		1,349

Medical-Drugs - 2.3%		
Cephalon*	5,057	390
Forest Laboratories*	57,112	1,455
Total Medical-Drugs		1,845
Medical-Outpatient/Home Medical - 1.2%		
Lincare Holdings*	37,518	1,010
Total Medical-Outpatient/Home Medical		1,010
Multimedia - 0.4%		
Liberty Media - Entertainment, Cl A*	18,970	332
Total Multimedia		332
Non-Hazardous Waste Disposal - 2.2%		
Republic Services	72,915	1,808
Total Non-Hazardous Waste Disposal		1,808
Oil-Field Services - 2.1%		
BJ Services	66,263	773
Exterran Holdings*	16,158	344
Helix Energy Solutions Group*	85,005	615
Total Oil-Field Services		1,732
Pipelines - 5.1%		
El Paso	263,073	2,060
El Paso Pipeline Partners LP	77,494	1,209
Targa Resources Partners LP	59,549	462
Williams	31,800	461
Total Pipelines		4,192
Platinum - 0.5%		
Stillwater Mining*	76,095	376
Total Platinum		376
Reinsurance - 9.9%		
Allied World Assurance Holdings	33,686	1,368
Aspen Insurance Holdings	89,602	2,173
Everest Re Group	15,815	1,204
Max Capital Group	20,410	361
Montpelier Re Holdings	109,156	1,833
Validus Holdings	43,518	1,138
Total Reinsurance		8,077
Retail-Restaurants - 0.8%		
Yum! Brands	21,740	685
Total Retail-Restaurants		685
Semiconductor Components-Integrated Circuits - 1.0%		
Maxim Integrated Products	70,965	810
Total Semiconductor Components-Integrated Circuits		810
Semiconductor Equipment - 3.9%		
ASML Holding	57,630	1,041
Kla-Tencor	43,560	949
Lam Research*	56,410	1,200
Total Semiconductor Equipment		3,190
Telecommunications Equipment-Fiber Optics - 0.9%		
JDS Uniphase*	190,153	694
Total Telecommunications Equipment-Fiber Optics		694
Telephone-Integrated - 0.5%		
Telephone & Data Systems	12,695	403
Total Telephone-Integrated		403
Therapeutics - 0.8%		
Warner Chilcott, Cl A*	44,899	651
Total Therapeutics		651
Water - 0.9%		
American Water Works	36,400	760
Total Water		760
Wireless Equipment - 0.4%		
RF Micro Devices*	454,586	355
Total Wireless Equipment		355
Total Common Stock (Cost $110,235)		**78,270**
Preferred Stock - 0.8%		
Medical-Generic Drugs - 0.8%		
MYLAN	1,000	659
Total Medical-Generic Drugs		659
Total Preferred Stock (Cost $627)		**659**
Investment Company - 0.6%		

Growth-Mid Cap - 0.6%		
ProShares Ultra MidCap400	19,710	502
Total Growth-Mid Cap		502
Total Investment Company (Cost $310)		**502**
Money Market Fund - 3.1%		
Dreyfus Cash Management Fund, Institutional Class, 1.585% (A)	2,511,160	2,511
Total Money Market Fund (Cost $2,511)		**2,511**
Total Investments - 100.4% (Cost $113,683)†		**81,942**
Other Assets and Liabilities, Net - (0.4)%		**(325)**
Total Net Assets - 100.0%	$	**81,617**

 * Non-income producing security.
 (A) The rate reported represents the 7-day effective yield as of December 31, 2008.

 Cl - Class
 LP - Limited Partnership
 R&D - Research and Development

† At December 31, 2008, the approximate tax basis cost of the Fund's investments was $113,683 (000), and the unrealized appreciation and depreciation were $2,453 (000) and $(34,194) (000), respectively.

 Cost figures are shown with "000's" omitted

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

   Level 1 – quoted prices in active markets for identical securities
   Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
   Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of December 31, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$ 81,942
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 81,942

Old Mutual Select Growth Fund

SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2008 (Unaudited)

Description	Shares	Value (000)
Common Stock - 97.9%		
Aerospace/Defense-Equipment - 1.9%		
United Technologies	19,000	$ 1,018
Total Aerospace/Defense-Equipment		1,018
Agricultural Chemicals - 3.4%		
Monsanto	25,583	1,800
Total Agricultural Chemicals		1,800
Applications Software - 1.3%		
Microsoft	36,073	701
Total Applications Software		701
Beverages-Non-Alcoholic - 2.0%		
PepsiCo	19,200	1,052
Total Beverages-Non-Alcoholic		1,052
Brewery - 1.2%		
Cia de Bebidas das Americas ADR	14,405	638
Total Brewery		638
Building-Residential/Commercial - 1.6%		
Toll Brothers*	40,700	872
Total Building-Residential/Commercial		872
Cable/Satellite TV - 1.6%		
DIRECTV Group*	36,543	837
Total Cable TV		837
Cellular Telecommunications - 1.8%		
China Mobile ADR	18,540	943
Total Cellular Telecommunications		943
Coffee - 2.9%		
Green Mountain Coffee Roasters*	40,200	1,556
Total Coffee		1,556
Computers - 5.9%		
Apple*	21,770	1,858
International Business Machines	15,400	1,296
Total Computers		3,154
Computers-Memory Devices - 1.7%		
SanDisk*	94,380	906
Total Computers-Memory Devices		906
Consumer Products-Miscellaneous - 1.5%		
Clorox	14,120	785
Total Consumer Products-Miscellaneous		785
Diversified Banking Institution - 2.2%		
JPMorgan Chase	37,542	1,184
Total Diversified Banking Institution		1,184
Diversified Manufacturing Operations - 0.9%		
Danaher	8,335	472
Total Diversified Manufacturing Operations		472
Diversified Minerals - 0.7%		
Cia Vale do Rio Doce ADR	29,000	351
Total Diversified Minerals		351
Electronic Components-Semiconductors - 5.2%		
Broadcom, Cl A*	67,380	1,143
Intel	109,030	1,598
Total Electronic Components-Semiconductors		2,741
Electronic Forms - 1.3%		
Adobe Systems*	33,400	711
Total Electronic Forms		711
Energy-Alternate Sources - 2.2%		
First Solar*	8,470	1,169
Total Energy-Alternate Sources		1,169
Engineering/R&D Services - 1.9%		
ABB ADR	33,900	509
Jacobs Engineering Group*	10,400	500
Total Engineering/R&D Services		1,009
Finance-Investment Banker/Broker - 2.6%		
Charles Schwab	85,040	1,375

Total Finance-Investment Banker/Broker		1,375
Finance-Other Services - 1.2%		
Nasdaq OMX Group*	25,220	623
Total Finance-Other Services		623
Instruments-Scientific - 1.2%		
Thermo Fisher Scientific*	19,000	647
Total Instruments-Scientific		647
Insurance Brokers - 1.8%		
Marsh & McLennan	40,300	978
Total Insurance Brokers		978
Investment Management/Advisory Services - 2.2%		
Blackrock	8,850	1,187
Total Investment Management/Advisory Services		1,187
Medical Instruments - 1.8%		
Intuitive Surgical*	7,600	965
Total Medical Instruments		965
Medical Products - 4.7%		
Covidien	25,740	933
Stryker	24,400	975
Varian Medical Systems*	16,956	594
Total Medical Products		2,502
Medical-Biomedical/Genetic - 7.1%		
Amgen*	12,039	695
Celgene*	20,870	1,154
Genzyme*	4,385	291
Gilead Sciences*	31,610	1,617
Total Medical-Biomedical/Genetic		3,757
Metal Processors & Fabricators - 1.0%		
Precision Castparts	9,000	535
Total Metal Processors & Fabricators		535
Networking Products - 2.7%		
Cisco Systems*	87,600	1,428
Total Networking Products		1,428
Oil & Gas Drilling - 2.6%		
Transocean*	29,550	1,396
Total Oil & Gas Drilling		1,396
Oil Field Machinery & Equipment - 2.5%		
Cameron International*	33,200	681
National Oilwell Varco*	26,948	659
Total Oil Field Machinery & Equipment		1,340
Pharmacy Services - 2.0%		
Express Scripts*	19,770	1,087
Total Pharmacy Services		1,087
Retail-Apparel/Shoe - 2.2%		
Guess?	75,070	1,152
Total Retail-Apparel/Shoe		1,152
Retail-Building Products - 1.8%		
Lowe's	45,230	973
Total Retail-Building Products		973

Retail-Computer Equipment - 0.7%

GameStop, Cl A*	17,370	376
Total Retail-Computer Equipment		376

Retail-Discount - 4.2%

Big Lots*	44,647	647
Family Dollar Stores	28,970	755
Wal-Mart Stores	14,890	835
Total Retail-Discount		2,237

Semiconductor Equipment - 4.3%

Applied Materials	116,200	1,177
Lam Research*	52,110	1,109
Total Semiconductor Equipment		2,286

Transport-Rail - 1.1%

Union Pacific	12,415	594
Total Transport-Rail		594

Web Portals/ISP - 4.7%

Google, Cl A*	8,095	2,490
Total Web Portals/ISP		2,490

Wireless Equipment - 4.3%

Qualcomm	63,467	2,274
Total Wireless Equipment		2,274
Total Common Stock (Cost $69,054)		**52,101**

Money Market Fund - 2.8%

Dreyfus Cash Management Fund, Institutional Class, 1.585% (A)	1,504,613		1,505
Total Money Market Fund (Cost $1,505)			**1,505**
Total Investments - 100.7% (Cost $70,559)†			**53,606**
Other Assets and Liabilities, Net - (0.7)%			**(352)**
Total Net Assets - 100.0%		$	**53,254**

* Non-income producing security.
(A) The rate reported represents the 7-day effective yield as of December 31, 2008.

ADR - American Depositary Receipt
Cl - Class
ISP - Internet Service Provider
R&D - Research and Development

† At December 31, 2008, the approximate tax basis cost of the Fund's investments was $70,559 (000), and the unrealized appreciation and depreciation were $2,293 (000) and $(19,246) (000), respectively.

Cost figures are shown with "000's" omitted

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

> Level 1 – quoted prices in active markets for identical securities
> Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
> Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of December 31, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$ 53,606
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 53,606

Old Mutual Small Cap Fund

SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2008 (Unaudited)

Description	Shares	Value (000)
Common Stock - 94.5%		
Aerospace/Defense - 0.5%		
Teledyne Technologies*	2,755	$ 123
Total Aerospace/Defense		123
Aerospace/Defense-Equipment - 1.1%		
Alliant Techsystems*	460	39
B/E Aerospace*	2,390	18
Orbital Sciences*	11,285	220
Total Aerospace/Defense-Equipment		277
Airlines - 1.4%		
Airtran Holdings*	22,800	101
AMR*	7,115	76
Continental Airlines, Cl B*	4,580	83
Delta Air Lines*	6,195	71
UAL	1,690	19
Total Airlines		350
Apparel Manufacturers - 0.2%		
Maidenform Brands*	4,580	46
Total Apparel Manufacturers		46
Applications Software - 1.4%		
EPIQ Systems*	5,440	91
Progress Software*	10,055	194
Quest Software*	5,165	65
Total Applications Software		350
Auto/Truck Parts & Equipment-Original - 0.2%		
Magna International, Cl A	1,550	46
Total Auto/Truck Parts & Equipment-Original		46
Beverages-Non-Alcoholic - 0.4%		
Coca-Cola Bottling	880	40
Hansen Natural*	1,735	58
Total Beverages-Non-Alcoholic		98
Building & Construction-Miscellaneous - 0.2%		
Layne Christensen*	1,800	43
Total Building & Construction-Miscellaneous		43
Building Products-Cement/Aggregate - 0.1%		
Texas Industries	670	23
Total Building Products-Cement/Aggregate		23
Cellular Telecommunications - 0.6%		
Cellcom Israel	7,205	159
Total Cellular Telecommunications		159
Chemicals-Specialty - 0.7%		
Cabot	6,675	102
HB Fuller	1,930	31
Lubrizol	770	28
Total Chemicals-Specialty		161
Coal - 0.6%		
Arch Coal	3,455	56
Massey Energy	6,380	88
Total Coal		144
Coatings/Paint - 0.5%		
Valspar	7,180	130
Total Coatings/Paint		130
Commercial Banks-Central US - 0.4%		
FirstMerit	2,380	49
TCF Financial	1,940	26
Wintrust Financial	1,110	23
Total Commercial Banks-Central US		98
Commercial Banks-Eastern US - 0.4%		
FNB	2,760	36
Harleysville National	1,515	22
Signature Bank*	1,755	50
Total Commercial Banks-Eastern US		108
Commercial Banks-Southern US - 0.5%		

Bancorpsouth	1,300	30
First Horizon National	4,146	44
Hancock Holding	920	42
Total Commercial Banks-Southern US		116
Commercial Banks-Western US - 0.4%		
Bank of Hawaii	1,365	62
Westamerica Bancorporation	770	39
Total Commercial Banks-Western US		101
Commercial Services - 0.5%		
Healthcare Services Group	8,355	133
Total Commercial Services		133
Commercial Services-Finance - 1.0%		
Equifax	2,630	70
Euronet Worldwide*	3,065	36
Lender Processing Services	4,515	133
Total Commercial Services-Finance		239
Computer Aided Design - 0.9%		
Ansys*	8,265	231
Total Computer Aided Design		231
Computer Graphics - 0.5%		
Monotype Imaging Holdings*	20,685	120
Total Computer Graphics		120
Computer Services - 0.9%		
DST Systems*	2,930	111
IHS, Cl A*	3,260	122
Total Computer Services		233
Computer Software - 0.2%		
Metavante Technologies*	3,020	49
Total Computer Software		49
Computers-Integrated Systems - 0.9%		
Diebold	4,440	125
NCR*	5,110	72
Radisys*	3,895	22
Total Computers-Integrated Systems		219
Computers-Memory Devices - 0.1%		
Silicon Storage Technology*	10,040	23
Total Computers-Memory Devices		23
Computers-Peripheral Equipment - 0.2%		
Logitech International*	3,160	49
Total Computers-Peripheral Equipment		49
Consulting Services - 0.9%		
Forrester Research*	1,375	39
Watson Wyatt Worldwide, Cl A	3,805	182
Total Consulting Services		221
Containers-Metal/Glass - 2.8%		
Ball	760	32
Crown Holdings*	5,015	96
Owens-Illinois*	8,170	223
Silgan Holdings	6,850	327
Total Containers-Metal/Glass		678
Containers-Paper/Plastic - 3.1%		
Bemis	4,795	114
Pactiv*	17,105	426
Rock-Tenn, Cl A	215	7
Sonoco Products	8,955	207
Total Containers-Paper/Plastic		754
Data Processing/Management - 0.3%		
Fidelity National Information Services	4,070	66
Total Data Processing/Management		66
Diagnostic Kits - 1.0%		
Meridian Bioscience	9,705	247
Total Diagnostic Kits		247
Dialysis Centers - 0.5%		
Dialysis Corp Of America*	16,505	116
Total Dialysis Centers		116
Distribution/Wholesale - 0.2%		
Owens & Minor	1,375	52
Total Distribution/Wholesale		52
Diversified Manufacturing Operations - 0.9%		
Ameron International	1,385	87

Brink's	4,590	123
Total Diversified Manufacturing Operations		210
E-Commerce/Services - 0.4%		
Move*	33,120	53
priceline.com*	770	57
Total E-Commerce/Services		110
Electric Products-Miscellaneous - 0.7%		
Ametek	4,597	139
GrafTech International*	3,250	27
Total Electric Products-Miscellaneous		166
Electric-Integrated - 3.5%		
Black Hills	3,010	81
CMS Energy	19,545	198
NV Energy	19,460	192
Portland General Electric	9,535	186
Westar Energy	9,405	193
Total Electric-Integrated		850
Electric-Transmission - 1.4%		
ITC Holdings	8,040	351
Total Electric-Transmission		351
Electronic Components-Miscellaneous - 0.7%		
Celestica*	25,970	120
Jabil Circuit	5,890	40
Total Electronic Components-Miscellaneous		160
Electronic Components-Semiconductors - 1.5%		
DSP Group*	3,905	31
Fairchild Semiconductor International*	5,215	26
Ikanos Communications*	29,945	38
Intersil, Cl A	1,670	15
NVIDIA*	4,170	34
ON Semiconductor*	19,045	65
Semtech*	3,525	40
Skyworks Solutions*	5,375	30
Zoran*	14,120	96
Total Electronic Components-Semiconductors		375
Electronic Connectors - 1.1%		
Amphenol, Cl A	10,770	258
Total Electronic Connectors		258
Engineering/R&D Services - 0.6%		
KBR	10,050	153
Total Engineering/R&D Services		153
Enterprise Software/Services - 0.7%		
MedAssets*	4,565	67
Novell*	24,525	95
PROS Holdings*	3,250	19
Total Enterprise Software/Services		181
Finance-Commercial - 0.0%		
CIT Group	2,595	12
Total Finance-Commercial		12
Finance-Investment Banker/Broker - 0.4%		
Duff & Phelps, Cl A*	5,610	107
Total Finance-Investment Banker/Broker		107
Food-Baking - 0.5%		
Flowers Foods	5,255	128
Total Food-Baking		128
Food-Confectionery - 0.6%		
JM Smucker	3,345	145
Total Food-Confectionery		145
Food-Dairy Products - 0.8%		
Dean Foods*	10,480	188
Total Food-Dairy Products		188
Food-Miscellaneous/Diversified - 1.1%		
Corn Products International	1,310	38
Hain Celestial Group*	1,970	38
Ralcorp Holdings*	995	58
Smart Balance*	19,165	130
Total Food-Miscellaneous/Diversified		264
Food-Retail - 1.1%		
Ruddick	9,450	261
Total Food-Retail		261

Food-Wholesale/Distribution - 0.4%

Fresh Del Monte Produce*	4,005	90
Total Food-Wholesale/Distribution		90

Footwear & Related Apparel - 0.1%

Deckers Outdoor*	380	30
Total Footwear & Related Apparel		30

Funeral Services & Related Items - 0.5%

Service Corp International	22,265	111
Total Funeral Services & Related Items		111

Gas-Distribution - 1.1%

AGL Resources	3,772	118
Southern Union	7,365	96
Southwest Gas	2,145	54
Total Gas-Distribution		268

Heart Monitors - 0.1%

Cardiac Science*	2,630	20
Total Heart Monitors		20

Human Resources - 0.1%

Hudson Highland Group*	6,780	23
Total Human Resources		23

Instruments-Controls - 0.7%

Mettler Toledo International*	2,705	182
Total Instruments-Controls		182

Instruments-Scientific - 0.8%

PerkinElmer	6,195	86
Varian*	3,445	115
Total Instruments-Scientific		201

Insurance Brokers - 2.1%

AON	8,870	405
Willis Group Holdings	4,470	111
Total Insurance Brokers		516

Internet Infrastructure Software - 0.3%

Akamai Technologies*	4,070	61
Total Internet Infrastructure Software		61

Investment Companies - 0.3%

Apollo Investment	3,240	30
PennantPark Investment	9,025	33
Total Investment Companies		63

Investment Management/Advisory Services - 0.7%

Affiliated Managers Group*	2,415	101
Eaton Vance	2,235	47
Legg Mason	1,540	34
Total Investment Management/Advisory Services		182

Leisure & Recreational Products - 0.4%

WMS Industries*	3,710	100
Total Leisure & Recreational Products		100

Machinery-Construction & Mining - 0.2%

Bucyrus International	2,370	44
Total Machinery-Construction & Mining		44

Machinery-General Industry - 0.8%

Roper Industries	2,180	95
Wabtec	2,555	102
Total Machinery-General Industry		197

Machinery-Material Handling - 0.0%

Columbus McKinnon*	40	1
Total Machinery-Material Handling		1

Medical Instruments - 0.6%

Bruker*	18,440	74
Edwards Lifesciences*	770	42
Natus Medical*	1,960	25
Total Medical Instruments		141

Medical Products - 0.6%

American Medical Systems Holding*	11,035	99
Zoll Medical*	2,400	45
Total Medical Products		144

Medical Sterilization Product - 0.1%

STERIS	910	22
Total Medical Sterilization Product		22

Medical-Biomedical/Genetic - 1.6%

Bio-Rad Laboratories, Cl A*	3,390	255

Cambrex*	10,280	47
Myriad Genetics*	770	51
United Therapeutics*	615	38
Total Medical-Biomedical/Genetic		391
Medical-Generic Drugs - 0.2%		
Mylan*	4,990	49
Total Medical-Generic Drugs		49
Medical-HMO - 0.3%		
Centene*	1,150	23
WellCare Health Plans*	3,065	39
Total Medical-HMO		62
Medical-Hospitals - 0.5%		
Health Management Associates, Cl A*	17,230	31
Medcath*	8,480	89
Total Medical-Hospitals		120
Medical-Outpatient/Home Medical - 2.1%		
Air Methods*	2,130	34
Amsurg*	3,815	89
Lincare Holdings*	12,040	324
NovaMed*	15,780	55
Total Medical-Outpatient/Home Medical		502
Metal Processors & Fabricators - 0.3%		
LB Foster, Cl A*	2,490	78
Total Metal Processors & Fabricators		78
Motion Pictures & Services - 1.1%		
DreamWorks Animation SKG, Cl A*	10,595	268
Total Motion Pictures & Services		268
Multi-line Insurance - 1.4%		
Hanover Insurance Group	7,695	331
Total Multi-line Insurance		331
Networking Products - 0.2%		
Polycom*	4,060	55
Total Networking Products		55
Non-Hazardous Waste Disposal - 1.2%		
Waste Connections*	9,082	287
Total Non-Hazardous Waste Disposal		287
Oil Companies-Exploration & Production - 2.7%		
Bill Barrett*	4,975	105
Comstock Resources*	7,800	369
Denbury Resources*	2,980	33
EXCO Resources*	2,295	21
Linn Energy	2,790	42
Penn Virginia	1,540	40
PetroHawk Energy*	3,775	59
Total Oil Companies-Exploration & Production		669
Oil-Field Services - 0.9%		
Core Laboratories	1,200	72
Key Energy Services*	15,480	68
Willbros Group*	9,970	84
Total Oil-Field Services		224
Paper & Related Products - 1.4%		
Clearwater Paper*	1,112	9
Potlatch	3,905	102
Rayonier	7,640	240
Total Paper & Related Products		351
Physical Practice Management - 0.6%		
Pediatrix Medical Group*	4,595	146
Total Physical Practice Management		146
Platinum - 0.1%		
Stillwater Mining*	3,455	17
Total Platinum		17
Power Conversion/Supply Equipment - 0.1%		
Advanced Energy Industries*	2,080	21
Total Power Conversion/Supply Equipment		21
Property/Casualty Insurance - 4.2%		
Amerisafe*	5,265	108
Arch Capital Group*	3,300	231
Enstar Group*	3,115	184
ProAssurance*	2,680	141
Zenith National Insurance	11,550	365

Total Property/Casualty Insurance		1,029
Publishing-Books - 1.2%		
John Wiley & Sons, Cl A	7,985	284
Total Publishing-Books		284
Quarrying - 0.1%		
Compass Minerals International	530	31
Total Quarrying		31
Racetracks - 2.0%		
International Speedway, Cl A	11,940	343
Penn National Gaming*	5,570	119
Speedway Motorsports	2,415	39
Total Racetracks		501
Reinsurance - 4.4%		
Aspen Insurance Holdings	14,235	345
Endurance Specialty Holdings	4,395	134
Reinsurance Group of America	5,795	248
Validus Holdings	13,820	362
Total Reinsurance		1,089
REITs-Diversified - 0.1%		
Washington Real Estate Investment Trust	980	28
Total REITs-Diversified		28
REITs-Health Care - 0.1%		
Senior Housing Properties Trust	1,915	34
Total REITs-Health Care		34
REITs-Mortgage - 0.5%		
MFA Financial Inc	20,405	120
Total REITs-Mortgage		120
REITs-Office Property - 0.1%		
BioMed Realty Trust	3,065	36
Total REITs-Office Property		36
REITs-Single Tenant - 0.1%		
Realty Income	1,135	26
Total REITs-Single Tenant		26
Retail-Apparel/Shoe - 1.6%		
Abercrombie & Fitch, Cl A	3,380	78
American Eagle Outfitters	4,765	45
AnnTaylor Stores*	5,295	31
Bebe Stores	6,810	51
Chico's FAS*	19,370	81
HOT Topic*	5,295	49
J Crew Group*	760	9
Men's Wearhouse	4,195	57
Total Retail-Apparel/Shoe		401
Retail-Auto Parts - 0.6%		
Advance Auto Parts	4,080	137
Total Retail-Auto Parts		137
Retail-Automobile - 0.8%		
Copart*	7,325	199
Total Retail-Automobile		199
Retail-Computer Equipment - 0.4%		
GameStop, Cl A*	4,830	105
Total Retail-Computer Equipment		105
Retail-Convenience Store - 0.3%		
Casey's General Stores	2,905	66
Pantry*	595	13
Total Retail-Convenience Store		79
Retail-Propane Distributors - 0.5%		
Star Gas Partners LP*	53,218	127
Total Retail-Propane Distributors		127
Retail-Regional Department Store - 0.3%		
Retail Ventures*	18,090	63
Total Retail-Regional Department Store		63
Rubber-Tires - 0.4%		
Cooper Tire & Rubber	17,535	108
Total Rubber-Tires		108
S&L/Thrifts-Eastern US - 1.1%		
Abington Bancorp	5,110	47
Brookline Bancorp	17,800	190
NewAlliance Bancshares	2,610	34
Total S&L/Thrifts-Eastern US		271

Satellite Telecommunications - 0.2%		
EchoStar, Cl A*	3,940	59
Total Satellite Telecommunications		59
Schools - 1.4%		
Capella Education*	1,110	65
DeVry	2,125	122
K12*	8,895	167
Total Schools		354
Semiconductor Equipment - 2.6%		
ATMI*	1,940	30
Brooks Automation*	7,705	45
Cabot Microelectronics*	2,695	70
Entegris*	66,557	146
Formfactor*	7,245	106
Lam Research*	1,895	40
MKS Instruments*	3,830	57
Teradyne*	26,730	113
Verigy*	2,830	27
Total Semiconductor Equipment		634
Steel Pipe & Tube - 0.8%		
Mueller Water Products, Cl A	15,690	132
Northwest Pipe*	1,600	68
Total Steel Pipe & Tube		200
Steel-Producers - 0.1%		
AK Steel Holding	3,825	36
Total Steel-Producers		36
Telecommunications Equipment - 1.2%		
ADC Telecommunications*	6,840	37
CommScope*	4,065	63
Comtech Telecommunications*	3,225	148
Tellabs*	8,370	34
Total Telecommunications Equipment		282
Telecommunications Equipment-Fiber Optics - 0.3%		
Ciena*	12,010	80
Total Telecommunications Equipment-Fiber Optics		80
Telecommunications Services - 2.0%		
Embarq	1,830	66
Neutral Tandem*	12,870	209
NTELOS Holdings	8,340	206
Total Telecommunications Services		481
Textile-Apparel - 0.2%		
Cherokee	3,060	53
Total Textile-Apparel		53
Textile-Home Furnishings - 0.1%		
Mohawk Industries*	770	33
Total Textile-Home Furnishings		33
Tools-Hand Held - 0.4%		
Snap-On	2,230	88
Total Tools-Hand Held		88
Transport-Equipment & Leasing - 0.9%		
GATX	6,760	209
Total Transport-Equipment & Leasing		209
Transport-Truck - 0.6%		
Landstar System	3,630	140
Total Transport-Truck		140
Travel Services - 0.3%		
Interval Leisure Group*	15,630	84
Total Travel Services		84
Water - 0.3%		
Pico Holdings*	2,905	77
Total Water		77
Wireless Equipment - 0.1%		
RF Micro Devices*	39,710	31
Total Wireless Equipment		31
Total Common Stock (Cost $25,431)		**23,198**
Investment Company - 2.1%		
Growth-Small Cap - 2.1%		
iShares Russell 2000 Growth Index Fund	3,380	172
iShares Russell 2000 Index Fund	6,800	335
Total Growth-Small Cap		507

Total Investment Company (Cost $501)			**507**
Money Market Fund - 3.9%			
Dreyfus Cash Management Fund, Institutional Class, 1.585% (A)	955,091		955
Total Money Market Fund (Cost $955)			**955**
Total Investments - 100.5% (Cost $26,887)†			**24,660**
Other Assets and Liabilities, Net - (0.5)%			**(114)**
Total Net Assets - 100.0%		$	**24,546**

 * Non-income producing security.
 (A) The rate reported represents the 7-day effective yield as of December 31, 2008.

 Cl - Class
 HMO - Health Maintenance Organization
 LP - Limited Partnership
 R&D - Research and Development
 REITs - Real Estate Investment Trusts
 S&L - Savings and Loan

† At December 31, 2008, the approximate tax basis cost of the Fund's investments was $26,887 (000), and the unrealized appreciation and depreciation were $1,547 (000) and $(3,774) (000), respectively.

 Cost figures are shown with "000's" omitted

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

       Level 1 – quoted prices in active markets for identical securities
       Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
       Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of December 31, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$ 24,660
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 24,660

Old Mutual Strategic Small Company Fund

SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2008 (Unaudited)

Description	Shares	Value (000)
Common Stock - 96.6%		
Aerospace/Defense - 1.0%		
Teledyne Technologies*	3,586	$ 160
Total Aerospace/Defense		160
Aerospace/Defense-Equipment - 0.6%		
Alliant Techsystems*	170	15
B/E Aerospace*	1,016	8
Orbital Sciences*	4,325	84
Total Aerospace/Defense-Equipment		107
Airlines - 1.3%		
Airtran Holdings*	8,785	39
Allegiant Travel*	1,561	76
AMR*	3,015	32
Continental Airlines, Cl B*	1,945	35
Delta Air Lines*	2,323	27
UAL	720	8
Total Airlines		217
Apparel Manufacturers - 0.4%		
Maidenform Brands*	1,870	19
Volcom*	4,020	44
Total Apparel Manufacturers		63
Applications Software - 0.8%		
EPIQ Systems*	2,195	37
Progress Software*	3,895	75
Quest Software*	2,185	28
Total Applications Software		140
Audio/Video Products - 0.8%		
DTS*	7,763	142
Total Audio/Video Products		142
Auto/Truck Parts & Equipment-Original - 0.1%		
Magna International, Cl A	565	17
Total Auto/Truck Parts & Equipment-Original		17
Beverages-Non-Alcoholic - 0.2%		
Coca-Cola Bottling	385	18
Hansen Natural*	595	20
Total Beverages-Non-Alcoholic		38
Building & Construction-Miscellaneous - 0.1%		
Layne Christensen*	690	17
Total Building & Construction-Miscellaneous		17
Building Products-Cement/Aggregate - 0.1%		
Texas Industries	285	10
Total Building Products-Cement/Aggregate		10
Building-Heavy Construction - 0.2%		
Granite Construction	906	40
Total Building-Heavy Construction		40
Casino Services - 1.1%		
Scientific Games, Cl A*	10,590	186
Total Casino Services		186
Cellular Telecommunications - 0.4%		
Cellcom Israel	2,730	60
Total Cellular Telecommunications		60
Chemicals-Specialty - 0.4%		
Cabot	2,650	41
HB Fuller	765	12
Lubrizol	310	11
Total Chemicals-Specialty		64
Coal - 0.3%		
Arch Coal	1,390	23
Massey Energy	2,560	35
Total Coal		58
Coatings/Paint - 0.3%		

Valspar	2,720	49
Total Coatings/Paint		49
Commercial Banks-Central US - 0.2%		
FirstMerit	955	20
TCF Financial	815	11
Wintrust Financial	370	8
Total Commercial Banks-Central US		39
Commercial Banks-Eastern US - 1.0%		
FNB	1,115	15
Harleysville National	635	9
Signature Bank*	5,239	150
Total Commercial Banks-Eastern US		174
Commercial Banks-Southern US - 0.3%		
Bancorpsouth	530	12
First Horizon National	1,672	18
Hancock Holding	370	17
Total Commercial Banks-Southern US		47
Commercial Banks-Western US - 0.2%		
Bank of Hawaii	550	25
Westamerica Bancorporation	310	16
Total Commercial Banks-Western US		41
Commercial Services - 1.0%		
Healthcare Services Group	3,165	50
Quanta Services*	3,173	63
Team*	2,212	61
Total Commercial Services		174
Commercial Services-Finance - 0.5%		
Equifax	1,030	27
Euronet Worldwide*	1,240	14
Lender Processing Services	1,735	51
Total Commercial Services-Finance		92
Computer Aided Design - 0.5%		
Ansys*	3,130	87
Total Computer Aided Design		87
Computer Graphics - 0.3%		
Monotype Imaging Holdings*	7,835	45
Total Computer Graphics		45
Computer Services - 1.4%		
DST Systems*	1,110	42
IHS, Cl A*	3,314	124
SYKES Enterprises*	3,828	73
Total Computer Services		239
Computer Software - 0.1%		
Metavante Technologies*	1,285	21
Total Computer Software		21
Computers-Integrated Systems - 0.5%		
Diebold	1,815	51
NCR*	1,935	27
Radisys*	1,125	6
Total Computers-Integrated Systems		84
Computers-Memory Devices - 0.3%		
Netezza*	7,267	48
Silicon Storage Technology*	4,285	10
Total Computers-Memory Devices		58
Computers-Peripheral Equipment - 0.1%		
Logitech International*	1,350	21
Total Computers-Peripheral Equipment		21
Consulting Services - 2.4%		
Forrester Research*	565	16
FTI Consulting*	1,708	76
Gartner*	5,390	96
Huron Consulting Group*	1,426	82
ICF International*	2,463	60
Watson Wyatt Worldwide, Cl A	1,500	72
Total Consulting Services		402
Containers-Metal/Glass - 1.5%		
Ball	320	13
Crown Holdings*	1,900	36

Owens-Illinois*	3,095	85
Silgan Holdings	2,595	124
Total Containers-Metal/Glass		258
Containers-Paper/Plastic - 1.8%		
Bemis	1,965	47
Pactiv*	6,860	171
Rock-Tenn, Cl A	85	3
Sonoco Products	3,620	84
Total Containers-Paper/Plastic		305
Data Processing/Management - 0.2%		
Fidelity National Information Services	1,690	27
Total Data Processing/Management		27
Decision Support Software - 0.7%		
MSCI, Cl A*	6,366	113
Total Decision Support Software		113
Diagnostic Equipment - 0.4%		
Immucor*	2,237	59
Total Diagnostic Equipment		59
Diagnostic Kits - 0.6%		
Meridian Bioscience	3,677	94
Total Diagnostic Kits		94
Dialysis Centers - 0.3%		
Dialysis Corp Of America*	6,245	44
Total Dialysis Centers		44
Distribution/Wholesale - 0.1%		
Owens & Minor	565	21
Total Distribution/Wholesale		21
Diversified Manufacturing Operations - 0.5%		
Ameron International	550	35
Brink's	1,890	51
Total Diversified Manufacturing Operations		86
E-Commerce/Services - 0.3%		
Move*	13,450	21
Priceline.com*	310	23
Total E-Commerce/Services		44
Electric Products-Miscellaneous - 0.4%		
Ametek	1,742	53
GrafTech International*	930	8
Total Electric Products-Miscellaneous		61
Electric-Integrated - 2.0%		
Black Hills	1,210	33
CMS Energy	7,895	80
NV Energy	7,790	77
Portland General Electric	3,815	74
Westar Energy	3,805	78
Total Electric-Integrated		342
Electric-Transmission - 1.2%		
ITC Holdings	4,683	205
Total Electric-Transmission		205
Electronic Components-Miscellaneous - 0.4%		
Celestica*	10,390	48
Jabil Circuit	2,350	16
Total Electronic Components-Miscellaneous		64
Electronic Components-Semiconductors - 1.6%		
DSP Group*	1,645	13
Fairchild Semiconductor International*	2,085	10
Ikanos Communications*	10,735	13
Intersil, Cl A	685	6
NVIDIA*	1,745	14
ON Semiconductor*	7,215	25
PMC - Sierra*	12,921	63
Semtech*	1,495	17
Silicon Laboratories*	2,058	51
Skyworks Solutions*	2,150	12
Zoran*	5,655	39
Total Electronic Components-Semiconductors		263
Electronic Connectors - 0.6%		
Amphenol, Cl A	4,080	98

Total Electronic Connectors		98
Electronic Measuring Instruments - 0.5%		
Axsys Technologies*	1,531	84
Total Electronic Measuring Instruments		84
E-Marketing/Information - 0.3%		
Constant Contact*	3,764	50
Total E-Marketing/Information		50
Engineering/R&D Services - 0.7%		
KBR	4,025	61
Stanley*	1,716	62
Total Engineering/R&D Services		123
Enterprise Software/Services - 1.6%		
Concur Technologies*	2,463	81
MedAssets*	1,730	25
Novell*	10,490	41
PROS Holdings*	1,365	8
Sybase*	4,543	113
Total Enterprise Software/Services		268
E-Services/Consulting - 0.7%		
GSI Commerce*	3,492	37
Sapient*	16,866	75
Total E-Services/Consulting		112
Finance-Commercial - 0.0%		
CIT Group	1,055	5
Total Finance-Commercial		5
Finance-Investment Banker/Broker - 0.6%		
Duff & Phelps, Cl A*	2,140	41
Greenhill	878	61
Total Finance-Investment Banker/Broker		102
Food-Baking - 0.3%		
Flowers Foods	1,990	48
Total Food-Baking		48
Food-Confectionery - 0.3%		
JM Smucker	1,315	57
Total Food-Confectionery		57
Food-Dairy Products - 0.4%		
Dean Foods*	3,970	71
Total Food-Dairy Products		71
Food-Miscellaneous/Diversified - 0.6%		
Corn Products International	520	15
Hain Celestial Group*	720	14
Ralcorp Holdings*	405	24
Smart Balance*	7,260	49
Total Food-Miscellaneous/Diversified		102
Food-Retail - 0.6%		
Ruddick	3,595	99
Total Food-Retail		99
Food-Wholesale/Distribution - 0.2%		
Fresh Del Monte Produce*	1,700	38
Total Food-Wholesale/Distribution		38
Footwear & Related Apparel - 0.1%		
Deckers Outdoor*	160	13
Total Footwear & Related Apparel		13
Funeral Services & Related Items - 0.3%		
Service Corp International	8,435	42
Total Funeral Services & Related Items		42
Gas-Distribution - 0.6%		
AGL Resources	1,530	48
Southern Union	2,985	39
Southwest Gas	870	22
Total Gas-Distribution		109
Heart Monitors - 0.0%		
Cardiac Science*	1,090	8
Total Heart Monitors		8
Human Resources - 0.1%		
Hudson Highland Group*	2,825	9
Total Human Resources		9
Instruments-Controls - 0.4%		

Mettler Toledo International*	1,025	69
Total Instruments-Controls		69
Instruments-Scientific - 0.5%		
PerkinElmer	2,535	35
Varian*	1,455	49
Total Instruments-Scientific		84
Insurance Brokers - 1.2%		
AON	3,360	153
Willis Group Holdings	1,740	43
Total Insurance Brokers		196
Internet Application Software - 0.5%		
Vocus*	4,287	78
Total Internet Application Software		78
Internet Infrastructure Software - 0.4%		
Akamai Technologies*	1,635	25
F5 Networks*	2,144	49
Total Internet Infrastructure Software		74
Investment Companies - 0.1%		
Apollo Investment	1,065	10
PennantPark Investment	3,195	12
Total Investment Companies		22
Investment Management/Advisory Services - 1.0%		
Affiliated Managers Group*	3,400	143
Eaton Vance	820	17
Legg Mason	615	13
Total Investment Management/Advisory Services		173
Leisure & Recreational Products - 0.9%		
WMS Industries*	5,867	158
Total Leisure & Recreational Products		158
Machinery-Construction & Mining - 0.1%		
Bucyrus International	965	18
Total Machinery-Construction & Mining		18
Machinery-Electrical - 0.8%		
Baldor Electric	2,281	41
Regal-Beloit	2,360	90
Total Machinery-Electrical		131
Machinery-General Industry - 1.3%		
Roper Industries	825	36
Wabtec	4,684	186
Total Machinery-General Industry		222
Machinery-Material Handling - 0.0%		
Columbus McKinnon*	15	-
Total Machinery-Material Handling		-
Marine Services - 0.4%		
Aegean Marine Petroleum Network	3,600	61
Total Marine Services		61
Medical Information Systems - 0.4%		
athenahealth*	1,769	67
Total Medical Information Systems		67
Medical Instruments - 2.8%		
Bruker*	6,985	28
Conceptus*	10,855	165
Edwards Lifesciences*	310	17
Integra LifeSciences Holdings*	2,647	94
Natus Medical*	815	11
NuVasive*	2,416	84
Volcano*	4,338	65
Total Medical Instruments		464
Medical Products - 1.2%		
American Medical Systems Holding*	4,180	38
Wright Medical Group*	7,384	151
Zoll Medical*	990	19
Total Medical Products		208
Medical Sterilization Product - 0.1%		
STERIS	480	11
Total Medical Sterilization Product		11
Medical-Biomedical/Genetic - 3.0%		
Alexion Pharmaceuticals*	2,811	102

Bio-Rad Laboratories, Cl A*	1,285	97
Cambrex*	3,745	17
Myriad Genetics*	2,125	141
OSI Pharmaceuticals*	1,834	72
Sequenom*	2,727	54
United Therapeutics*	245	15
Total Medical-Biomedical/Genetic		498
Medical-Generic Drugs - 0.4%		
Mylan*	1,900	19
Perrigo	1,229	40
Total Medical-Generic Drugs		59
Medical-HMO - 0.1%		
Centene*	465	9
WellCare Health Plans*	1,240	16
Total Medical-HMO		25
Medical-Hospitals - 0.3%		
Health Management Associates, Cl A*	7,040	13
Medcath*	3,600	38
Total Medical-Hospitals		51
Medical-Outpatient/Home Medical - 1.2%		
Air Methods*	700	11
Amsurg*	1,625	38
Lincare Holdings*	4,560	123
NovaMed*	6,510	23
Total Medical-Outpatient/Home Medical		195
Metal Processors & Fabricators - 0.2%		
LB Foster, Cl A*	1,060	33
Total Metal Processors & Fabricators		33
Motion Pictures & Services - 1.3%		
DreamWorks Animation SKG, Cl A*	8,896	225
Total Motion Pictures & Services		225
Multi-line Insurance - 0.7%		
Hanover Insurance Group	2,915	125
Total Multi-line Insurance		125
Networking Products - 0.5%		
Polycom*	1,755	24
Starent Networks*	4,634	55
Total Networking Products		79
Non-Hazardous Waste Disposal - 0.7%		
Waste Connections*	3,440	109
Total Non-Hazardous Waste Disposal		109
Oil Companies-Exploration & Production - 4.3%		
Arena Resources*	2,642	74
Bill Barrett*	2,040	43
Comstock Resources*	5,281	250
Concho Resources*	3,854	88
Continental Resources*	2,822	58
Denbury Resources*	1,300	14
EXCO Resources*	7,759	70
Linn Energy	1,210	18
Penn Virginia	615	16
PetroHawk Energy*	1,430	22
Whiting Petroleum*	1,966	66
Total Oil Companies-Exploration & Production		719
Oil-Field Services - 0.5%		
Core Laboratories	455	27
Key Energy Services*	6,320	28
Willbros Group*	4,070	34
Total Oil-Field Services		89
Paper & Related Products - 0.8%		
Clearwater Paper*	422	4
Potlatch	1,480	38
Rayonier	2,895	91
Total Paper & Related Products		133
Patient Monitoring Equipment - 1.0%		
CardioNet*	3,254	80
Masimo*	2,846	85
Total Patient Monitoring Equipment		165

Pharmacy Services - 0.3%		
Catalyst Health Solutions*	1,882	46
Total Pharmacy Services		46
Physical Practice Management - 0.3%		
Mednax*	1,740	55
Total Physical Practice Management		55
Physical Therapy/Rehabilitation Centers - 1.2%		
Psychiatric Solutions*	7,040	196
Total Physical Therapy/Rehabilitation Centers		196
Platinum - 0.0%		
Stillwater Mining*	1,470	7
Total Platinum		7
Power Conversion/Supply Equipment - 0.0%		
Advanced Energy Industries*	830	8
Total Power Conversion/Supply Equipment		8
Printing-Commercial - 0.4%		
VistaPrint*	3,172	59
Total Printing-Commercial		59
Property/Casualty Insurance - 2.3%		
Amerisafe*	2,010	41
Arch Capital Group*	1,250	88
Enstar Group*	1,180	70
ProAssurance*	1,015	54
Zenith National Insurance	4,375	138
Total Property/Casualty Insurance		391
Publishing-Books - 0.6%		
John Wiley & Sons, Cl A	3,025	108
Total Publishing-Books		108
Quarrying - 0.1%		
Compass Minerals International	225	13
Total Quarrying		13
Racetracks - 1.2%		
International Speedway, Cl A	4,715	135
Penn National Gaming*	2,110	45
Speedway Motorsports	1,000	16
Total Racetracks		196
Reinsurance - 2.5%		
Aspen Insurance Holdings	5,496	133
Endurance Specialty Holdings	1,785	54
Reinsurance Group of America	2,195	94
Validus Holdings	5,300	139
Total Reinsurance		420
REITs-Diversified - 0.1%		
Washington Real Estate Investment Trust	400	11
Total REITs-Diversified		11
REITs-Health Care - 0.1%		
Senior Housing Properties Trust	775	14
Total REITs-Health Care		14
REITs-Mortgage - 0.3%		
MFA Financial Inc	8,645	51
Total REITs-Mortgage		51
REITs-Office Property - 0.1%		
BioMed Realty Trust	1,240	15
Total REITs-Office Property		15
REITs-Single Tenant - 0.1%		
Realty Income	480	11
Total REITs-Single Tenant		11
Respiratory Products - 0.6%		
Resmed*	2,504	94
Total Respiratory Products		94
Retail-Apparel/Shoe - 2.6%		
Abercrombie & Fitch, Cl A	1,360	31
American Eagle Outfitters	9,142	86
AnnTaylor Stores*	2,235	13
Bebe Stores	2,870	21
Chico's FAS*	7,365	31
Guess?	5,055	78
Gymboree*	2,882	75

HOT Topic*	2,235	21
J Crew Group*	320	4
Men's Wearhouse	1,590	22
Phillips-Van Heusen	2,861	58
Total Retail-Apparel/Shoe		440
Retail-Auto Parts - 0.4%		
Advance Auto Parts	1,730	58
Total Retail-Auto Parts		58
Retail-Automobile - 0.5%		
Copart*	2,775	75
Total Retail-Automobile		75
Retail-Computer Equipment - 0.2%		
GameStop, Cl A*	1,830	40
Total Retail-Computer Equipment		40
Retail-Convenience Store - 0.2%		
Casey's General Stores	1,110	25
Pantry*	255	5
Total Retail-Convenience Store		30
Retail-Propane Distributors - 0.3%		
Star Gas Partners LP*	20,430	49
Total Retail-Propane Distributors		49
Retail-Regional Department Store - 0.1%		
Retail Ventures*	6,410	22
Total Retail-Regional Department Store		22
Retail-Restaurants - 0.7%		
Papa John's International*	3,467	64
PF Chang's China Bistro*	2,634	55
Total Retail-Restaurants		119
Rubber-Tires - 0.3%		
Cooper Tire & Rubber	7,105	44
Total Rubber-Tires		44
S&L/Thrifts-Eastern US - 0.7%		
Abington Bancorp	1,995	18
Brookline Bancorp	7,190	77
NewAlliance Bancshares	1,050	14
Total S&L/Thrifts-Eastern US		109
Satellite Telecommunications - 0.1%		
EchoStar, Cl A*	1,690	25
Total Satellite Telecommunications		25
Schools - 3.3%		
American Public Education*	2,085	78
Capella Education*	1,192	70
Corinthian Colleges*	4,852	79
DeVry	805	46
Grand Canyon Education*	3,588	67
K12*	5,778	108
New Oriental Education & Technology Group ADR*	1,209	66
Strayer Education	220	47
Total Schools		561
Semiconductor Components-Integrated Circuits - 0.4%		
Power Integrations	3,544	70
Total Semiconductor Components-Integrated Circuits		70
Semiconductor Equipment - 2.1%		
ATMI*	3,552	55
Brooks Automation*	3,095	18
Cabot Microelectronics*	1,070	28
Entegris*	25,631	56
Formfactor*	3,090	45
Lam Research*	3,820	81
MKS Instruments*	1,450	21
Teradyne*	10,695	45
Verigy*	1,200	12
Total Semiconductor Equipment		361
Steel Pipe & Tube - 0.7%		
Mueller Water Products, Cl A	11,186	94
Northwest Pipe*	600	26
Total Steel Pipe & Tube		120
Steel-Producers - 0.1%		

AK Steel Holding	1,555	14
Total Steel-Producers		14
Telecommunications Equipment - 0.7%		
ADC Telecommunications*	2,915	16
CommScope*	1,540	24
Comtech Telecommunications*	1,240	57
Tellabs*	3,385	14
Total Telecommunications Equipment		111
Telecommunications Equipment-Fiber Optics - 0.6%		
Ciena*	4,890	33
IPG Photonics*	4,600	61
Total Telecommunications Equipment-Fiber Optics		94
Telecommunications Services - 1.8%		
Embarq	655	24
Neutral Tandem*	12,393	201
NTELOS Holdings	3,160	78
Total Telecommunications Services		303
Textile-Apparel - 0.1%		
Cherokee	1,165	20
Total Textile-Apparel		20
Textile-Home Furnishings - 0.1%		
Mohawk Industries*	310	13
Total Textile-Home Furnishings		13
Therapeutics - 1.4%		
Isis Pharmaceuticals*	8,560	121
Onyx Pharmaceuticals*	3,478	119
Total Therapeutics		240
Tools-Hand Held - 0.2%		
Snap-On	845	33
Total Tools-Hand Held		33
Transactional Software - 0.4%		
Solera Holdings*	3,044	73
Total Transactional Software		73
Transport-Equipment & Leasing - 0.5%		
GATX	2,560	79
Total Transport-Equipment & Leasing		79
Transport-Rail - 0.5%		
Genesee & Wyoming, Cl A*	2,901	88
Total Transport-Rail		88
Transport-Truck - 1.0%		
Landstar System	4,533	174
Total Transport-Truck		174
Travel Services - 0.2%		
Interval Leisure Group*	5,920	32
Total Travel Services		32
Water - 0.2%		
Pico Holdings*	1,100	29

Total Water		29
Web Hosting/Design - 0.5%		
Equinix*	1,456	77
Total Web Hosting/Design		77
Wire & Cable Products - 0.3%		
General Cable*	2,755	49
Total Wire & Cable Products		49
Wireless Equipment - 0.7%		
RF Micro Devices*	14,695	11
SBA Communications, Cl A*	6,769	110
Total Wireless Equipment		121
Total Common Stock (Cost $17,341)		**16,225**
Investment Company - 1.7%		
Growth-Small Cap - 1.7%		
iShares Russell 2000 Growth Index Fund	2,948	150
iShares Russell 2000 Index Fund	2,590	128
Total Growth-Small Cap		278
Total Investment Company (Cost $298)		**278**
Money Market Fund - 2.6%		
Dreyfus Cash Management Fund, Institutional Class, 1.585% (A)	444,876	445
Total Money Market Fund (Cost $445)		**445**
Total Investments - 100.9% (Cost $18,084)†		**16,948**
Other Assets and Liabilities, Net - (0.9)%		**(148)**
Total Net Assets - 100.0%	$	**16,800**

 * Non-income producing security.
 (A) The rate reported represents the 7-day effective yield as of December 31, 2008.

 ADR - American Depositary Receipt
 Cl - Class
 HMO - Health Maintenance Organization
 R&D - Research and Development
 REIT - Real Estate Investment Trust
 S&L - Savings and Loan

† At December 31, 2008, the approximate tax basis cost of the Fund's investments was $18,084 (000), and the unrealized appreciation and depreciation were $1,065 (000) and $(2,201) (000), respectively.

 Amounts designated as "-" are either $0 or have been rounded to $0.
 Cost figures are shown with "000's" omitted

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad

> Level 1 – quoted prices in active markets for identical securities
> Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
> Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of December 31, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$ 16,948
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 16,948

Old Mutual TS&W Mid-Cap Value Fund

SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2008 (Unaudited)

Description	Shares	Value (000)
Common Stock - 96.9%		
Aerospace/Defense-Equipment - 2.5%		
Alliant Techsystems*	15,350	$ 1,316
Total Aerospace/Defense-Equipment		1,316
Agricultural Chemicals - 1.0%		
Agrium	14,950	510
Total Agricultural Chemicals		510
Apparel Manufacturers - 1.7%		
VF	16,500	904
Total Apparel Manufacturers		904
Brewery - 2.6%		
Molson Coors Brewing, Cl B	28,700	1,404
Total Brewery		1,404
Cable/Satellite TV - 1.5%		
Cablevision Systems, Cl A	46,200	778
Total Cable/Satellite TV		778
Chemicals-Diversified - 0.8%		
Celanese, Ser A	36,400	452
Total Chemicals-Diversified		452
Chemicals-Specialty - 1.1%		
Lubrizol	16,500	600
Total Chemicals-Specialty		600
Coal - 0.9%		
Consol Energy	9,450	270
Walter Industries	13,400	235
Total Coal		505
Commercial Services-Finance - 1.4%		
Global Payments	22,000	721
Total Commercial Services-Finance		721
Computers-Memory Devices - 0.8%		
Western Digital*	35,200	403
Total Computers-Memory Devices		403
Containers-Metal/Glass - 3.4%		
Crown Holdings*	54,000	1,037
Owens-Illinois*	29,350	802
Total Containers-Metal/Glass		1,839
Electric-Integrated - 7.5%		
OGE Energy	29,900	771
PG&E	30,700	1,188
PPL	41,150	1,263
TECO Energy	62,400	771
Total Electric-Integrated		3,993
Energy-Alternate Sources - 1.8%		
Covanta Holding*	42,800	940
Total Energy-Alternate Sources		940
Engines-Internal Combustion - 1.1%		
Cummins	21,800	583
Total Engines-Internal Combustion		583
Enterprise Software/Services - 3.2%		
BMC Software*	34,850	938
Sybase*	31,050	769
Total Enterprise Software/Services		1,707
Fiduciary Banks - 1.2%		
Northern Trust	12,200	636
Total Fiduciary Banks		636
Filtration/Separation Products - 1.7%		
Pall	31,150	886
Total Filtration/Separation Products		886
Finance-Investment Banker/Broker - 1.3%		
TD Ameritrade Holding*	48,700	694
Total Finance-Investment Banker/Broker		694

Food-Miscellaneous/Diversified - 1.9%		
HJ Heinz	27,100	1,019
Total Food-Miscellaneous/Diversified		1,019
Food-Retail - 2.0%		
Kroger	39,500	1,043
Total Food-Retail		1,043
Forestry - 1.7%		
Plum Creek Timber	26,600	924
Total Forestry		924
Gas-Distribution - 3.3%		
Centerpoint Energy	77,250	975
Sempra Energy	18,200	776
Total Gas-Distribution		1,751
Human Resources - 2.3%		
Hewitt Associates, Cl A*	43,350	1,230
Total Human Resources		1,230
Instruments-Scientific - 1.2%		
PerkinElmer	47,800	665
Total Instruments-Scientific		665
Insurance Brokers - 1.6%		
Willis Group Holdings	33,300	828
Total Insurance Brokers		828
Internet Security - 1.2%		
Symantec*	46,500	629
Total Internet Security		629
Medical Information Systems - 1.3%		
Cerner*	17,600	677
Total Medical Information Systems		677
Medical Labs & Testing Services - 2.5%		
Quest Diagnostics	25,300	1,313
Total Medical Labs & Testing Services		1,313
Medical Products - 2.3%		
Hospira*	45,300	1,215
Total Medical Products		1,215
Medical-Biomedical/Genetic - 1.2%		
Life Technologies*	27,200	634
Total Medical-Biomedical/Genetic		634
Medical-Drugs - 1.0%		
King Pharmaceuticals*	52,000	552
Total Medical-Drugs		552
Medical-Hospitals - 1.3%		
Universal Health Services, Cl B	18,300	687
Total Medical-Hospitals		687
Multi-Line Insurance - 1.9%		
Assurant	33,400	1,002
Total Multi-Line Insurance		1,002
Non-Hazardous Waste Disposal - 1.6%		
Republic Services	34,500	855
Total Non-Hazardous Waste Disposal		855
Oil & Gas Drilling - 0.5%		
Noble	11,500	254
Total Oil & Gas Drilling		254
Oil Companies-Exploration & Production - 1.8%		
PetroHawk Energy*	16,100	252
Questar	22,500	736
Total Oil Companies-Exploration & Production		988
Oil-Field Services - 0.3%		
Helix Energy Solutions Group*	24,250	176
Total Oil-Field Services		176
Pharmacy Services - 1.2%		
Express Scripts*	11,200	616
Total Pharmacy Services		616
Pipelines - 2.1%		
El Paso	34,700	272
Oneok	29,800	868
Total Pipelines		1,140
Property/Casualty Insurance - 6.6%		
Arch Capital Group*	18,150	1,272

Chubb	16,600	847
WR Berkley	44,550	1,381
Total Property/Casualty Insurance		3,500
Reinsurance - 4.4%		
PartnerRe	17,400	1,240
RenaissanceRe Holdings	22,050	1,137
Total Reinsurance		2,377
REITs-Health Care - 3.3%		
Health Care REIT	21,200	895
Nationwide Health Properties	30,600	879
Total REITs-Health Care		1,774
REITs-Office Property - 0.7%		
Boston Properties	7,150	393
Total REITs-Office Property		393
Retail-Apparel/Shoe - 1.6%		
Ross Stores	29,600	880
Total Retail-Apparel/Shoe		880
Retail-Discount - 2.0%		
Dollar Tree*	26,200	1,095
Total Retail-Discount		1,095
Retail-Major Department Store - 1.2%		
TJX	31,600	650
Total Retail-Major Department Store		650
Satellite Telecommunications - 1.1%		
EchoStar, Cl A*	39,600	589
Total Satellite Telecommunications		589
Schools - 1.8%		
Apollo Group, Cl A*	12,300	942
Total Schools		942
Telecommunications Equipment - 2.1%		
Harris	29,600	1,126
Total Telecommunications Equipment		1,126
Transport-Marine - 0.6%		
Tidewater	8,100	326
Total Transport-Marine		326
Transport-Rail - 1.8%		
Canadian Pacific Railway	17,150	577
CSX	12,050	391
Total Transport-Rail		968
Total Common Stock (Cost $61,708)		**51,689**
Money Market Fund - 4.9%		
Dreyfus Cash Management Fund, Institutional Class, 1.585% (A)	2,628,607	2,629
Total Money Market Fund (Cost $2,629)		**2,629**
Total Investments - 101.8% (Cost $64,337)†		**54,318**
Other Assets and Liabilities, Net - (1.8)%		**(953)**
Total Net Assets - 100.0%	$	**53,365**

* Non-income producing security.
(A) The rate reported represents the 7-day effective yield as of December 31, 2008.

Cl - Class
REITs - Real Estate Investment Trusts
Ser - Series

† At December 31, 2008, the approximate tax basis cost of the Fund's investments was $64,337 (000), and the unrealized appreciation and depreciation were $1,463 (000) and $(11,482) (000), respectively.

Cost figures are shown with "000's" omitted

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of December 31, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)	
Level 1 – quoted prices	$	54,318
Level 2 – other significant observable inputs		-
Level 3 – significant unobservable inputs		-
Total	$	54,318

Old Mutual TS&W Small Cap Value Fund

SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2008 (Unaudited)

Description	Shares	Value (000)
Common Stock - 94.2%		
Advanced Materials/Products - 0.4%		
Ceradyne*	7,300	$ 148
Total Advanced Materials/Products		148
Aerospace/Defense-Equipment - 1.7%		
Curtiss-Wright	14,600	488
Kaman	7,500	136
Total Aerospace/Defense-Equipment		624
Beverages-Wine/Spirits - 0.9%		
Central European Distribution*	17,000	335
Total Beverages-Wine/Spirits		335
Casino Hotels - 0.7%		
Ameristar Casinos	29,800	258
Total Casino Hotels		258
Cellular Telecommunications - 1.1%		
Syniverse Holdings*	35,700	426
Total Cellular Telecommunications		426
Chemicals-Diversified - 1.2%		
Olin	24,200	438
Total Chemicals-Diversified		438
Coffee - 1.0%		
Green Mountain Coffee Roasters*	10,100	391
Total Coffee		391
Commercial Banks-Central US - 1.4%		
First Financial Bankshares	3,300	182
Sterling Bancshares	53,350	324
Total Commercial Banks-Central US		506
Commercial Banks-Eastern US - 0.5%		
Susquehanna Bancshares	11,800	188
Total Commercial Banks-Eastern US		188
Commercial Banks-Southern US - 1.4%		
City Holding	10,500	365
Oriental Financial Group	26,500	160
Total Commercial Banks-Southern US		525
Commercial Banks-Western US - 0.5%		
SVB Financial Group*	6,800	178
Total Commercial Banks-Western US		178
Commercial Services-Finance - 1.6%		
Heartland Payment Systems	23,300	408
Wright Express*	13,600	171
Total Commercial Services-Finance		579
Computer Services - 1.5%		
Perot Systems, Cl A*	41,950	574
Total Computer Services		574
Computers-Integrated Systems - 0.5%		
Integral Systems*	15,300	184
Total Computers-Integrated Systems		184
Consumer Products-Miscellaneous - 0.8%		
Central Garden and Pet*	51,900	304
Total Consumer Products-Miscellaneous		304
Containers-Paper/Plastic - 0.3%		
Temple-Inland	24,700	119
Total Containers-Paper/Plastic		119
Data Processing/Management - 0.5%		
Acxiom	24,100	195
Total Data Processing/Management		195
Distribution/Wholesale - 0.5%		
Watsco	4,500	173
Total Distribution/Wholesale		173
Electric-Integrated - 6.6%		
Cleco	41,500	947

El Paso Electric*	32,400	586
Westar Energy	45,600	935
Total Electric-Integrated		2,468
Electronic Security Devices - 1.3%		
American Science & Engineering	6,400	473
Total Electronic Security Devices		473
Enterprise Software/Services - 2.5%		
Sybase*	30,100	746
SYNNEX*	17,500	198
Total Enterprise Software/Services		944
Finance-Auto Loans - 0.5%		
AmeriCredit*	23,000	176
Total Finance-Auto Loans		176
Finance-Commercial - 0.6%		
CIT Group	52,100	237
Total Finance-Commercial		237
Finance-Consumer Loans - 1.2%		
Ocwen Financial*	21,300	196
World Acceptance*	11,900	235
Total Finance-Consumer Loans		431
Finance-Investment Banker/Broker - 3.4%		
Greenhill	7,400	516
optionsXpress Holdings	40,000	534
SWS Group	11,200	212
Total Finance-Investment Banker/Broker		1,262
Financial Guarantee Insurance - 0.5%		
Assured Guaranty	17,100	195
Total Financial Guarantee Insurance		195
Food-Misc/Diversified - 0.5%		
Hain Celestial Group*	10,400	199
Total Food-Misc/Diversified		199
Food-Retail - 1.0%		
Ruddick	13,000	359
Total Food-Retail		359
Gas-Distribution - 2.1%		
Laclede Group	3,500	164
Vectren	25,100	628
Total Gas-Distribution		792
Gold Mining - 2.8%		
Royal Gold	21,100	1,038
Total Gold Mining		1,038
Insurance Brokers - 0.8%		
Erie Indemnity, Cl A	7,800	294
Total Insurance Brokers		294
Investment Management/Advisory Services - 0.6%		
Affiliated Managers Group*	5,800	243
Total Investment Management/Advisory Services		243
Leisure & Recreational Products - 0.8%		
WMS Industries*	10,800	291
Total Leisure & Recreational Products		291
Machinery-Farm - 0.5%		
Lindsay	6,400	203
Total Machinery-Farm		203
Medical Information Systems - 0.7%		
Computer Programs & Systems	9,900	265
Total Medical Information Systems		265
Medical Instruments - 0.4%		
NuVasive*	4,300	149
Total Medical Instruments		149
Medical Products - 2.9%		
Haemonetics*	12,300	695
Hanger Orthopedic Group*	25,300	367
Total Medical Products		1,062
Medical-Biomedical/Genetic - 0.3%		
Sangamo Biosciences*	27,700	96
Total Medical-Biomedical/Genetic		96
Medical-Drugs - 0.3%		
XenoPort*	4,800	120

Total Medical-Drugs		120
Medical-Nursing Homes - 1.0%		
Kindred Healthcare*	29,200	380
Total Medical-Nursing Homes		380
Medical-Outpatient/Home Medical - 3.4%		
Amedisys*	17,466	722
Amsurg*	23,700	553
Total Medical-Outpatient/Home Medical		1,275
Metal Processors & Fabricators - 0.4%		
LB Foster, Cl A*	5,200	163
Total Metal Processors & Fabricators		163
Multimedia - 0.2%		
EW Scripps, Cl A	41,000	91
Total Multimedia		91
Oil & Gas Drilling - 0.5%		
Patterson-UTI Energy	14,800	170
Total Oil & Gas Drilling		170
Oil Companies-Exploration & Production - 2.4%		
GMX Resources*	13,200	334
McMoRan Exploration*	18,700	183
Penn Virginia	14,600	379
Total Oil Companies-Exploration & Production		896
Oil Refining & Marketing - 0.9%		
Holly	18,700	341
Total Oil Refining & Marketing		341
Oil-Field Services - 0.3%		
Helix Energy Solutions Group*	17,700	128
Total Oil-Field Services		128
Property/Casualty Insurance - 2.3%		
Selective Insurance Group	29,200	670
Zenith National Insurance	6,300	199
Total Property/Casualty Insurance		869
Quarrying - 1.9%		
Compass Minerals International	11,900	698
Total Quarrying		698
Recreational Centers - 0.4%		
Life Time Fitness*	10,500	136
Total Recreational Centers		136
Reinsurance - 4.6%		
Endurance Specialty Holdings	19,900	608
IPC Holdings	28,400	849
Platinum Underwriters Holdings	7,500	271
Total Reinsurance		1,728
REITs-Health Care - 2.3%		
Omega Healthcare Investors	54,800	875
Total REITs-Health Care		875
REITs-Mortgage - 1.2%		
Capstead Mortgage	40,600	437
Total REITs-Mortgage		437
REITs-Office Property - 1.8%		
BioMed Realty Trust	23,800	279
Corporate Office Properties	12,800	393
Total REITs-Office Property		672
Rental Auto/Equipment - 1.6%		
Aaron Rents	21,825	581
Total Rental Auto/Equipment		581
Research & Development - 1.4%		
Kendle International*	19,600	504
Total Research & Development		504
Retail-Apparel/Shoe - 2.0%		
Aeropostale*	16,700	269
JOS A Bank Clothiers*	17,900	468
Total Retail-Apparel/Shoe		737
Retail-Convenience Store - 2.8%		
Casey's General Stores	15,700	358
Pantry*	31,500	676
Total Retail-Convenience Store		1,034
Retail-Pawn Shops - 3.5%		

Cash America International	13,200	361
Ezcorp, Cl A*	20,800	316
First Cash Financial Services*	33,500	639
Total Retail-Pawn Shops		1,316
Retail-Restaurants - 1.4%		
Jack in the Box*	22,800	504
Total Retail-Restaurants		504
Satellite Telecommunications - 0.7%		
GeoEye*	13,800	265
Total Satellite Telecommunications		265
Telecommunications Equipment - 3.3%		
Comtech Telecommunications*	18,150	832
Tekelec*	28,700	383
Total Telecommunications Equipment		1,215
Therapeutics - 1.4%		
Questcor Pharmaceuticals*	54,500	507
Total Therapeutics		507
Tobacco - 0.4%		
Universal	5,500	164
Total Tobacco		164
Toys - 1.9%		
Marvel Entertainment*	22,800	701
Total Toys		701
Transport-Equipment & Leasing - 1.2%		
GATX	14,100	437
Total Transport-Equipment & Leasing		437
Transport-Marine - 0.8%		
Excel Maritime Carriers	18,300	129
Gulfmark Offshore*	6,700	159
Total Transport-Marine		288
Transport-Services - 0.9%		
Bristow Group*	12,800	343
Total Transport-Services		343
Wireless Equipment - 0.5%		
Ceragon Networks*	35,000	177
Total Wireless Equipment		177
Total Common Stock (Cost $36,828)		**35,074**
Investment Company - 1.1%		
Value-Small Cap - 1.1%		
iShares Russell 2000 Value Index Fund	8,100	398
Total Value-Small Cap		398
Total Investment Company (Cost $532)		**398**
Money Market Fund - 4.9%		
Dreyfus Cash Management Fund, Institutional Class, 1.585% (A)	1,808,599	1,809
Total Money Market Fund (Cost $1,809)		**1,809**
Total Investments - 100.2% (Cost $39,169)†		**37,281**
Other Assets and Liabilities, Net - (0.2)%		**(72)**
Total Net Assets - 100.0%	$	**37,209**

 * Non-income producing security.
 (A) The rate reported represents the 7-day effective yield as of December 31, 2008.

 Cl - Class
 REITs - Real Estate Investment Trusts

† At December 31, 2008, the approximate tax basis cost of the Fund's investments was $39,169 (000), and the unrealized appreciation and depreciation were $3,984 (000) and $(5,872) (000), respectively.

 Cost figures are shown with "000's" omitted

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

      Level 1 – quoted prices in active markets for identical securities
      Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of December 31, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs		Investments (000)
Level 1 – quoted prices	$	37,281
Level 2 – other significant observable inputs		-
Level 3 – significant unobservable inputs		-
Total	$	37,281

Old Mutual Barrow Hanley Core Bond Fund

SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2008 (Unaudited)

Description	Face Amount (000)/Shares	Value (000)
U.S. Government Agency Obligations - 40.7%		
FNMA		
6.500%, 09/01/36	$ 912	$ 948
6.000%, 01/01/29	242	251
6.000%, 10/01/36	-	-
6.000%, 11/01/36	214	220
6.000%, 12/01/36	340	351
6.000%, 08/01/37	1,235	1,272
6.000%, 11/01/37	774	797
5.500%, 04/01/21	117	121
5.500%, 11/01/21	43	44
5.500%, 12/01/33	118	121
5.500%, 12/01/35	590	606
5.500%, 01/01/36	498	512
5.500%, 02/01/36	331	340
5.500%, 04/01/36	102	104
5.500%, 11/01/36	525	539
5.500%, 11/01/36	591	607
5.500%, 12/01/36	961	987
5.000%, 03/01/20	15	16
5.000%, 03/01/36	454	464
5.000%, 03/01/38	1,387	1,417
5.000%, 04/01/38	1,825	1,865
5.000%, 05/01/38	921	942
FHLMC		
5.230%, 04/01/37 (C)	-	-
FHLMC Gold		
6.500%, 04/01/35	17	18
6.500%, 08/01/37	59	61
6.500%, 05/01/38	551	573
6.000%, 08/01/29	47	48
6.000%, 08/01/36	398	410
6.000%, 07/01/37	-	-
6.000%, 09/01/37	355	366
6.000%, 12/01/37	171	176
6.000%, 03/01/38	630	649
5.500%, 09/01/19	107	111
5.500%, 07/01/20	270	278
5.500%, 08/01/20	372	385
5.500%, 04/01/22	35	36
5.500%, 06/01/22	4	4
5.500%, 07/01/23	150	155
5.500%, 11/01/36	330	339
5.500%, 12/01/36	477	489
5.500%, 06/01/37	638	640
5.000%, 11/01/21	22	23
5.000%, 05/01/22	315	323
5.000%, 04/01/23	482	495
5.000%, 05/01/23	353	363
5.000%, 09/01/35	548	560
5.000%, 06/01/38	439	449
Total U.S. Government Agency Obligations (Cost $18,889)		**19,475**
Corporate Bond - 36.0%		
Altria Group		
9.700%, 11/10/18	205	222
American Express		
8.150%, 03/19/38	100	115
American Express Credit MTN,		
5.875%, 05/02/13	200	192

American General Finance		
4.000%, 03/15/11	290	141
Ameriprise Financial		
5.350%, 11/15/10	305	275
ArcelorMittal		
6.125%, 06/01/18	200	137
Archer-Daniels-Midland		
6.450%, 01/15/38	95	96
AT&T Wireless		
8.750%, 03/01/31	160	200
Bank of America		
5.750%, 12/01/17	345	344
Bank of New York Mellon		
4.950%, 11/01/12	95	96
Bank One		
5.900%, 11/15/11	340	341
Bear Stearns		
7.250%, 02/01/18	95	104
6.400%, 10/02/17	310	322
Best Buy, 144A		
6.750%, 07/15/13	190	177
Cameron International		
6.375%, 07/15/18	95	84
Canadian Natural Resources		
6.700%, 07/15/11	120	119
Caterpillar		
8.250%, 12/15/38	150	185
Caterpillar Financial Services MTN,		
4.850%, 12/07/12	255	242
Verizon, 144A		
8.500%, 11/15/18	530	621
CIT Group		
4.750%, 12/15/10	125	110
Citigroup		
6.125%, 11/21/17	140	142
CME Group MTN,		
5.400%, 08/01/13	210	209
Columbus Southern Power		
5.500%, 03/01/13	285	274
Comcast		
5.875%, 02/15/18	90	85
5.300%, 01/15/14	185	173
Computer Sciences, 144A		
6.500%, 03/15/18	225	194
5.500%, 03/15/13	45	40
Countrywide Home Loans		
4.000%, 03/22/11	45	43
Covidien International Finance		
5.450%, 10/15/12	105	103
CRH America		
6.000%, 09/30/16	215	134
Deutsche Telekom International Finance		
8.500%, 06/15/10	95	98
Diageo Capital		
5.750%, 10/23/17	115	111
DirecTV Holdings LLC/DirecTV Financing		
7.625%, 05/15/16	165	160
Dominion Resources		
8.875%, 01/15/19	70	76
5.600%, 11/15/16	80	75
Dr Pepper Snapple Group, 144A		
6.820%, 05/01/18	135	133
Duke Energy Indiana		
6.050%, 06/15/16	220	219
Eaton		
5.600%, 05/15/18	115	107
EI Du Pont de Nemours & Co		
5.875%, 01/15/14	290	299

ERP Operating		
5.125%, 03/15/16	360	255
Fannie Mae		
5.125%, 01/02/14	235	248
Freddie Mac MTN,		
5.250%, 02/24/11	415	418
General Electric Capital MTN,		
4.375%, 03/03/12	225	219
GlaxoSmithKline Capital		
6.375%, 05/15/38	115	130
Goldman Sachs Group		
6.750%, 10/01/37	95	77
5.950%, 01/18/18	80	76
Hartford Financial Services Group		
5.375%, 03/15/17	140	102
Hewlett-Packard		
6.125%, 03/01/14	180	191
Hospira		
6.050%, 03/30/17	190	154
International Business Machines		
7.625%, 10/15/18	300	360
International Lease Finance MTN,		
5.750%, 06/15/11	180	131
International Paper		
7.400%, 06/15/14	220	180
Ipalco Enterprises, 144A		
7.250%, 04/01/16	145	119
John Deere Capital MTN,		
5.400%, 10/17/11	290	290
Kraft Foods		
6.750%, 02/19/14	140	145
6.500%, 08/11/17	135	136
Kroger		
7.500%, 01/15/14	100	105
Lowe's		
6.650%, 09/15/37	80	76
Marathon Oil		
6.000%, 10/01/17	135	115
Masco		
6.125%, 10/03/16	125	86
Merrill Lynch		
6.875%, 04/25/18, MTN	105	110
5.450%, 02/05/13	95	91
MetLife		
6.817%, 08/15/18	290	276
5.375%, 12/15/12	140	132
MidAmerican Energy Holdings		
5.875%, 10/01/12	225	224
PepsiCo		
7.900%, 11/01/18	125	153
Philips Electronics		
5.750%, 03/11/18	100	92
Prudential Financial MTN,		
5.100%, 09/20/14	155	130
PSEG Power		
7.750%, 04/15/11	55	55
6.950%, 06/01/12	435	429
Rogers Communications		
6.800%, 08/15/18	195	197
Safeway		
6.250%, 03/15/14	80	80
SBC Communications		
5.100%, 09/15/14	435	428
Schering-Plough		
6.750%, 12/01/33	135	141
Shell International Finance BV		
6.375%, 12/15/38	220	248

Simon Property Group		
5.750%, 12/01/15	115	75
Southern Power		
6.250%, 07/15/12	355	363
Suncor Energy		
6.100%, 06/01/18	235	203
Time Warner Cable		
8.250%, 02/14/14	170	172
5.850%, 05/01/17	215	196
Transocean		
6.000%, 03/15/18	210	191
Tyco Electronics Group		
6.550%, 10/01/17	210	177
Union Electric		
6.700%, 02/01/19	115	105
United Technologies		
6.125%, 02/01/19	430	460
UnitedHealth Group		
5.250%, 03/15/11	390	367
Wachovia		
5.750%, 06/15/17	170	169
5.700%, 08/01/13	80	78
Wal-Mart Stores		
6.200%, 04/15/38	160	183
Washington Mutual Finance		
6.875%, 05/15/11	125	119
Weatherford International		
5.950%, 06/15/12	155	147
Willis North America		
6.200%, 03/28/17	90	62
Wisconsin Electric Power		
6.250%, 12/01/15	140	147
Wyeth		
5.500%, 02/01/14	490	498
Xcel Energy		
5.613%, 04/01/17	377	334
Total Corporate Bond (Cost $17,891)		**17,243**
Mortgage Related - 14.0%		
Banc of America Mortgage Securities CMO,		
Ser 2004-8, Cl 3A1		
5.250%, 10/25/19	486	476
Banc of America Mortgage Securities CMO,		
Ser 2005-D, Cl 2A4		
4.790%, 05/25/35 (C)	492	452
Bear Stearns Commercial Mortgage Securities CMBS,		
Ser 2004-PWR5, Cl A4		
4.831%, 07/11/42	485	406
Bear Stearns Commercial Mortgage Securities CMBS,		
Ser 2005-T20, Cl A2		
5.127%, 10/12/42 (B)	510	465
Bear Stearns Commercial Mortgage Securities CMBS,		
Ser 2006-T22, Cl A2		
5.464%, 04/12/38 (B)	305	268
Chase Mortgage Finance CMO,		
Ser 2007-A1, Cl 12A2		
5.932%, 03/25/37 (C)	385	314
Chase Mortgage Finance CMO,		
Ser 2006-A1, Cl 2A2		
6.057%, 09/25/36 (C)	490	276
Chase Mortgage Finance CMO,		
Ser 2006-A1, Cl 4A1		
6.040%, 09/25/36 (C)	454	316
Citicorp Mortgage Securities CMO,		
Ser 2006-3, Cl 2A1		
5.500%, 06/25/21	312	271
Citigroup Commercial Mortgage Trust CMBS,		
Ser 2004-C2, Cl A3		
4.380%, 10/15/41	475	438

Countrywide Home Loan Mortgage Pass Through Trust CMO,		
Ser 2007-18, Cl 1A1		
6.000%, 11/25/37	620	409
Freddie Mac REMICS CMO,		
Ser 3329, Cl WK		
6.000%, 12/15/31	600	618
JP Morgan Chase Commercial Mortgage Securities CMBS,		
Ser 2004-CBX, Cl A4		
4.529%, 01/12/37	150	137
JP Morgan Chase Commercial Mortgage Securities CMBS,		
Ser 2005-LDP1, Cl A2		
4.625%, 03/15/46	615	580
JP Morgan Mortgage Trust CMO,		
Ser 2007-S3, Cl 1A90		
7.000%, 08/25/37	368	230
Prime Mortgage Trust CMO,		
Ser 2005-2, Cl 1A3		
5.250%, 07/25/20	528	531
Wells Fargo Mortgage Backed Securities Trust CMO,		
Ser 2006-11, Cl A8		
6.000%, 09/25/36	282	220
Wells Fargo Mortgage Backed Securities Trust CMO,		
Ser 2007-7, Cl A1		
6.000%, 06/25/37	460	280
Total Mortgage Related (Cost $7,881)		**6,687**
U.S. Treasury Obligations - 8.1%		
United States Treasury Bond		
4.375%, 02/15/38	1,085	1,453
United States Treasury Note		
3.750%, 11/15/18	1,440	1,630
2.000%, 11/30/13	790	810
Total U.S. Treasury Obligations (Cost $3,389)		**3,893**
Money Market Fund - 1.0%		
Dreyfus Cash Management Fund, Institutional Class, 1.585% (A)	457,194	457
Total Money Market Fund (Cost $457)		**457**
Total Investments - 99.8% (Cost $48,507)†		**47,755**
Other Assets and Liabilities, Net - 0.2%		**110**
Total Net Assets - 100.0%		**$ 47,865**

* Non-income producing security.

144A - Security exempt from registration under Rule 144A of the securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. On December 31, 2008, the value of these securities amounted to $1,284 (000), representing 2.7% of the net assets of the Old Mutual Barrow Hanley Core Bond Fund.

(A) The rate reported represents the 7-day effective yield as of December 31, 2008.
(B) The rate reported represents the security's yield at time of purchase.
(C) Floating Rate Security - The rate reported represents the security's rate as of December 31, 2008.

Cl - Class
CMBS - Commercial Mortgage-Backed Securities
CMO - Collaterized Mortgage Obligation
FHLMC - Federal Home Loan Mortgage Corporation
FNMA - Federal National Mortgage Association
MTN - Medium Term Note
REMIC - Real Estate Mortgage Investment Conduit
Ser - Series

† At December 31, 2008, the approximate tax basis cost of the Fund’s investments was $48,507 (000), and the unrealized appreciation and depreciation were $1,648 (000) and $(2,400) (000), respectively.

Amounts designated as "-" are either $0 of have been rounded to $0.
Cost figures are shown with "000's" omitted

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of December 31, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)	
Level 1 – quoted prices	$	457
Level 2 – other significant observable inputs		47,298
Level 3 – significant unobservable inputs		-
Total	$	47,755

Old Mutual Cash Reserves Fund

SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2008 (Unaudited)

Description	Face Amount (000)		Value (000)	
Certificates of Deposit - 18.4%				
Bank of America				
3.010%, 03/04/09	$	500	$	500
Barclays Capital				
2.000%, 01/13/09		400		400
BNP Paribas Finance				
3.070%, 01/28/09		500		500
Calyon				
3.050%, 02/05/09		400		400
1.500%, 03/19/09		400		400
CS First Boston				
3.050%, 01/20/09		500		500
DNB Bank				
3.060%, 03/05/09		500		500
3.000%, 01/16/09		300		300
HSBC Bank				
3.000%, 01/14/09		500		500
Lloyds TSB				
1.900%, 01/12/09		400		400
1.440%, 03/18/09		400		400
Rabobank				
2.970%, 02/23/09		550		550
Royal Bank of Scotland				
2.110%, 01/20/09		400		400
1.500%, 03/17/09		400		400
Svenska Holdings				
1.900%, 02/09/09		400		400
UBS NY				
2.120%, 01/20/09		400		400
Total Certificates of Deposit (Cost $6,950)				**6,950**
Commercial Paper (A) - 13.8%				
Apreco				
1.250%, 01/07/09		400		400
Danske				
3.000%, 02/23/09		500		498
Eli Lilly				
1.400%, 01/22/09		350		350
Eureka				
2.000%, 01/06/09		400		400
Falcon Asset Securitization				
0.350% 01/14/09		400		400
General Electric Capital				
1.350%, 02/02/09		550		549
Merrill Lynch				
1.930%, 01/14/09		400		400
Park Ave Receivables				
1.400%, 01/07/09		400		400
Ranger Funding Company				
0.350% 01/07/09		400		400
Socicete Generale				
1.360%, 03/17/09		400		399
Toyota Motor				
2.350%, 03/05/09		1,000		996
Total Commercial Paper (Cost $5,192)				**5,192**
U.S. Government Agency Obligations (A) - 67.1%				
FHLB				
3.050%, 03/12/09		450		447
2.900%, 03/17/09		500		497
2.400%, 01/26/09		2,000		1,997
2.280%, 02/27/09		900		897

1.080%, 03/11/09	200	200
0.520%, 06/15/09	500	499
0.400%, 06/17/09	1,500	1,497
0.300%, 05/06/09	800	799
FHLMC		
2.700%, 02/09/09	500	498
2.600%, 02/18/09	1,150	997
2.300%, 03/10/09	1,000	996
2.265%, 02/18/09	1,000	1,146
2.155%, 03/06/09	600	598
2.100%, 03/17/09	200	199
2.100%, 03/17/09	500	498
2.000%, 02/09/09	1,500	1,497
1.650%, 03/30/09	350	349
1.600%, 03/19/09	350	349
1.140%, 03/23/09	210	209
1.000%, 04/14/09	600	598
0.550%, 07/06/09	400	399
0.500%, 06/08/09	200	199
0.500%, 06/24/09	600	598
0.500%, 07/07/09	400	399
0.350%, 06/22/09	500	499
FNMA		
2.850%, 03/04/09	500	497
2.800%, 01/22/09	650	649
2.760%, 02/11/09	700	698
2.700%, 01/12/09	1,000	999
2.500%, 02/09/09	2,000	1,995
2.390%, 02/17/09	700	698
2.000%, 02/23/09	600	598
1.980%, 02/04/09	500	499
1.850%, 02/23/09	1,000	997
1.135%, 03/31/09	200	199
0.500%, 07/01/09	400	399
0.420%, 07/02/09	200	200
Total U.S. Government Agency Obligations (Cost $25,289)		**25,289**
Corporate Bond - 0.6%		
Procter & Gamble MTN,		
2.216%, 09/09/09	210	210
Total Corporate Bond (Cost $210)		**210**
Total Investments - 99.9% (Cost $37,641)†		**37,641**
Other Assets and Liabilities, Net - 0.1%		**38**
Total Net Assets - 100.0%	$	**37,679**

(A) - Discount Note - the rate reported on the Schedule of Investments represents the effective yield at the time of purchase.

FHLMC - Federal Home Loan Mortgage Corporation
FNMA - Federal National Mortgage Association
FHLB - Federal Home Loan Bank
MTN - Medium Term Note

Cost figures are shown with "000's" omitted

† For federal tax purposes, the Fund's approximate tax cost basis is equal to book cost.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

> Level 1 – quoted prices in active markets for identical securities
> Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
> Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of December 31, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$ -
Level 2 – other significant observable inputs	37,641
Level 3 – significant unobservable inputs	-
Total	$ 37,641

Old Mutual Dwight High Yield Fund

SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2008 (Unaudited)

Description	Face Amount (000)/Shares		Value (000)	
Corporate Bond - 91.4%				
Advanta Capital Trust, Ser B				
8.990%, 12/17/26	$	185	$	22
Alliance One International				
11.000%, 05/15/12		371		308
Allied Waste North America				
5.750%, 02/15/11		260		244
Aramark				
8.500%, 02/01/15		105		95
6.693%, 02/01/15 (C)		173		131
Avnet				
2.000%, 03/15/34		200		197
Belden				
7.000%, 03/15/17		261		196
Cascades				
7.250%, 02/15/13		209		107
Cenveo, 144A				
10.500%, 08/15/16		400		232
Chattem				
7.000%, 03/01/14		300		258
Chesapeake Energy				
6.375%, 06/15/15		308		243
Coleman Cable				
9.875%, 10/01/12		211		133
Connacher Oil and Gas, 144A				
10.250%, 12/15/15		165		66
D.R. Horton				
8.000%, 02/01/09		350		347
7.875%, 08/15/11		115		99
Denbury Resources				
7.500%, 12/15/15		300		213
E*Trade Financial				
7.875%, 12/01/15		261		94
Echostar DBS				
6.625%, 10/01/14		300		250
Evraz Group, 144A				
9.500%, 04/24/18		240		120
Ford Motor Credit				
7.375%, 10/28/09		443		389
Frontier Communications				
9.000%, 08/15/31		367		231
FTI Consulting				
7.750%, 10/01/16		220		181
General Cable				
1.000%, 10/15/12		500		312
GMAC				
7.000%, 02/01/12		243		192
Ipalco Enterprises, 144A				
7.250%, 04/01/16		240		197
Kansas City Southern				
9.375%, 05/01/12		75		69
Kansas City Southern Railway				
8.000%, 06/01/15		125		99
Lamar Advertising				
2.875%, 12/31/10		350		260
Landry's Restaurants				
9.500%, 12/15/14		339		339
Levi Strauss & Co				
9.750%, 01/15/15		300		222

Mashantucket Western Pequot Tribe, 144A		
8.500%, 11/15/15	400	157
MGM Mirage		
6.625%, 07/15/15	80	49
5.875%, 02/27/14	90	58
OPTI Canada		
8.250%, 12/15/14	250	135
7.875%, 12/15/14	250	127
Peabody Energy		
7.875%, 11/01/26	350	289
Provident		
7.250%, 03/15/28	367	295
Pulte Homes		
8.125%, 03/01/11	50	43
7.875%, 08/01/11	50	43
Qwest Communications International		
3.500%, 11/15/25	450	379
RH Donnelley		
8.875%, 10/15/17	8	1
RH Donnelley, 144A		
11.750%, 05/15/15	177	43
Rogers Cable		
6.750%, 03/15/15	50	49
Southwestern Energy 144A		
7.500%, 02/01/18	256	224
Sprint Capital		
6.375%, 05/01/09	350	348
Stater Brothers Holdings		
8.125%, 06/15/12	230	208
7.750%, 04/15/15	18	15
SUPERVALU		
7.875%, 08/01/09	250	244
Toys R US		
7.875%, 04/15/13	80	31
True Temper Sports		
8.375%, 09/15/11	325	104
Valassis Communication		
8.250%, 03/01/15	277	72
Videotron Ltee, 144A		
9.125%, 04/15/18	240	223
Windstream		
8.625%, 08/01/16	290	257
Xerox Capital Trust I		
8.000%, 02/01/27	125	85
Total Corporate Bond (Cost $12,120)		**9,325**
Mortgage Related - 3.2%		
Bear Stearns Commercial Mortgage Securities CMBS,		
Ser 2002-PBW1, Cl A2		
4.720%, 11/11/35 (B)	250	226
Granite Master Issuer CMO,		
Ser 2007-1, Cl 2A1		
0.429%, 12/20/54 (C)	160	99
Total Mortgage Related (Cost $389)		**325**
Asset-Backed Securities - 2.1%		
Home Equity Loans - 1.5%		
Residential Funding Mortgage Securities II,		
Ser 2005-HI3, Cl A2		
5.090%, 09/25/35	52	51
Residential Funding Mortgage Securities II,		
Ser 2006-HSA2, Cl AI2		
5.497%, 03/25/36 (B)	139	99
Total Home Equity Loans		150
Other - 0.6%		
Countrywide Asset-Backed Certificates,		
Ser 2003-2, Cl M2		
2.946%, 03/26/33 (C)	245	68
Total Other		68
Total Asset-Backed Securities (Cost $420)		**218**

Money Market Fund - 2.3%		
Dreyfus Cash Management Fund, Institutional Class, 1.585% (A)	231,108	231
Total Money Market Fund (Cost $231)		**231**
Total Investments - 99.0% (Cost $13,160)†		**10,099**
Other Assets and Liabilities, Net - 1.0%		**98**
Total Net Assets - 100.0%		**$ 10,197**

144A - Security exempt from registration under Rule 144A of the securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. On December 31, 2008, the value of these securities amounted to $1,262 (000), representing 12.4% of the net assets of the Old Mutual Dwight High Yield Fund.

(A) The rate reported represents the 7-day effective yield as of December 31, 2008.
(B) The rate reported represents the security's yield at time of purchase.
(C) Floating Rate Security - The rate reported represents the security's rate as of December 31, 2008.

Cl - Class
CMBS - Commercial Mortgage-Backed Securities
CMO - Collaterized Mortgage Obligation
Ser - Series

† At December 31, 2008, the approximate tax basis cost of the Fund’s investments was $13,160 (000), and the unrealized appreciation and depreciation were $172 (000) and $(3,233) (000), respectively.

Cost figures are shown with "000's" omitted

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund’s own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of December 31, 2008 in valuing the Fund’s net assets were as follows:

Valuation Inputs	**Investments (000)**
Level 1 – quoted prices	$ 231
Level 2 – other significant observable inputs	9,868
Level 3 – significant unobservable inputs	-
Total	$ 10,099

Old Mutual Dwight Intermediate Fixed Income Fund

Description	Face Amount (000)/Shares		Value (000)	
U.S. Government Agency Obligations - 51.3%				
FNMA				
6.000%, 10/01/36 (D)	$	55	$	57
6.000%, 10/01/37		149		151
5.869%, 09/01/37 (D)		3,668		3,717
5.500%, 03/01/20		119		123
5.500%, 04/01/21		75		77
5.500%, 11/01/21		107		111
5.500%, 11/01/36		845		867
5.000%, 03/01/20		67		68
5.000%, 09/01/35		729		745
4.500%, 02/01/35 (F)		2,815		2,858
FNMA TBA				
6.000%, 01/15/24		80		83
5.000%, 01/15/24		400		410
FHLMC				
5.907%, 12/01/36 (D)		605		621
5.834%, 01/01/37 (D)		850		869
5.230%, 04/01/37 (D)		609		614
FHLMC Gold				
5.500%, 09/01/17		70		73
5.500%, 08/01/20		164		170
5.500%, 02/01/21		332		342
5.500%, 02/01/21		40		42
5.500%, 05/01/21		95		98
5.500%, 09/01/21		294		303
5.500%, 04/01/22		410		423
5.500%, 06/01/22		4		4
5.500%, 12/01/36		2,029		2,080
5.500%, 05/01/37		1,498		1,535
5.500%, 08/01/37		136		140
5.500%, 04/01/38		1,540		1,578
5.000%, 07/01/21		631		650
5.000%, 11/01/21		26		26
5.000%, 05/01/22		354		364
4.500%, 05/01/23		1,323		1,354
4.500%, 05/01/23		3,088		3,162
FHLMC Gold TBA				
5.500%, 01/11/37		1,020		1,044
5.000%, 01/15/35		700		715
GNMA				
6.500%, 09/20/38		99		103
Total U.S. Government Agency Obligations (Cost $24,620)				**25,577**
Corporate Bond - 20.6%				
Alliance One International				
11.000%, 05/15/12		179		149
American Airlines				
7.250%, 02/05/09		150		149
Baker Hughes				
6.500%, 11/15/13		191		202
Bottling Group				
6.950%, 03/15/14		382		415
Carnival (E)				
0.500%, 04/29/33		101		63
CBG Florida REIT 144A, (C)				
7.114%, 05/04/57		60		10
Citigroup				
5.850%, 07/02/13		400		386
Comcast Cable Communications Holdings				
8.375%, 03/15/13		115		119
D.R. Horton				
8.000%, 02/01/09		239		237
4.875%, 01/15/10		119		108
DP World Sukuk 144A,				
6.250%, 07/02/17		560		322
Embarq				
7.082%, 06/01/16		560		431

Enterprise Products Operating		
9.750%, 01/31/14	280	285
Ford Motor Credit		
5.800%, 01/12/09	306	305
General Cable		
1.000%, 10/15/12	215	134
General Electric Capital MTN,		
5.720%, 08/22/11	305	301
Goodyear Tire & Rubber (D)		
6.318%, 12/01/09	268	244
Kroger		
7.500%, 01/15/14	76	80
M&I Marshall & Ilsley Bank		
5.150%, 02/22/12	585	529
M&T Bank		
6.625%, 12/04/17	225	209
National City (D)		
2.563%, 06/07/17	550	346
Natixis 144A, (C)		
10.000%, 04/29/49	450	209
New Albertsons		
7.500%, 02/15/11	45	41
6.950%, 08/01/09	119	116
Philip Morris International		
6.875%, 03/17/14	305	321
PNC Bank		
6.000%, 12/07/17	565	561
Qwest Communications International		
3.500%, 11/15/25	247	208
Regions Bank/Birmingham		
7.500%, 05/15/18	315	271
Safeway		
6.250%, 03/15/14	151	152
SunTrust Bank		
7.250%, 03/15/18	548	576
SUPERVALU		
7.875%, 08/01/09	106	103
Tengizchevroil Finance SARL 144A,		
6.124%, 11/15/14	472	358
Union Pacific		
3.875%, 02/15/09	440	441
Valassis Communication		
8.250%, 03/01/15	20	5
Verizon 144A,		
7.375%, 11/15/13	305	322
WEA Finance 144A,		
7.125%, 04/15/18	575	408
Wells Fargo		
4.375%, 01/31/13	407	399
WR Berkley		
5.600%, 05/15/15	50	42
Xcel Energy		
5.613%, 04/01/17	293	259
Xerox		
5.500%, 05/15/12	270	226
Xstrata Finance Canada 144A,		
5.500%, 11/16/11	55	43
XTO Energy		
5.750%, 12/15/13	169	164
Total Corporate Bond (Cost $11,304)		**10,249**
Mortgage Related - 13.8%		
Adjustable Rate Mortgage Trust CMO,		
Ser 2004-4, Cl 3A1 (C)		
5.362%, 03/25/35	12	8
Banc of America Commercial Mortgage CMBS,		
Ser 2001-1, Cl A2		
6.503%, 04/15/36	472	463
Banc of America Commercial Mortgage CMBS,		
Ser 2001-PB1, Cl A2 (F)		
5.787%, 05/11/35	455	437
Banc of America Commercial Mortgage CMBS,		
Ser 2004-5, Cl A4 (C)		
4.936%, 11/10/41	746	623

Banc of America Commercial Mortgage CMBS,		
Ser 2005-6, Cl A4 (C)		
5.180%, 09/10/47	1,000	820
Banc of America Funding CMO,		
Ser 2007-7, Cl 3A11 (C)		
6.743%, 09/25/37	84	19
Banc of America Funding CMO,		
Ser 2007-7, Cl 3A3 (C)		
6.743%, 09/25/37	67	49
Bear Stearns Commercial Mortgage Securities CMBS,		
Ser 1999-WF2, Cl A2 (F)		
7.080%, 07/15/31	39	39
Countrywide Home Loan Mortgage Pass Through Trust CMO,		
Ser 2004-HYB6, Cl A2 (C) (F)		
4.540%, 11/20/34	59	31
Crusade Global Trust CMO,		
Ser 2003-2, Cl A (D) (F)		
2.038%, 09/18/34	43	41
CS First Boston Mortgage Securities CMBS,		
Ser 1997-C2, Cl D		
7.270%, 01/17/35	313	312
DLJ Commercial Mortgage CMBS,		
Ser 2000-CF1, Cl A4 (C) (F)		
8.020%, 06/10/33	50	50
Fannie Mae REMICS CMO,		
Ser 2006-5, Cl 2A2 (D) (F)		
0.611%, 02/25/35	73	65
FHLMC Multifamily Structured Pass Through Certificates CMBS,		
K001, Cl A3 (C) (F)		
5.469%, 01/25/12	38	39
Ge Capital Commercial Mortgage CMBS,		
Ser 2004-C3, Cl A1		
3.752%, 07/10/39	6	6
GS Mortgage Securities Corp II CMBS,		
Ser 2004-GG2, Cl A4		
4.964%, 08/10/38	555	505
GSR Mortgage Loan Trust CMO,		
Ser 2005-AR4, Cl 5A1 (C)		
5.403%, 07/25/35	22	16
JP Morgan Chase Commercial Mortgage Securities CMBS,		
Ser 2001-CIB2, Cl D (C) (F)		
6.847%, 04/15/35	150	146
JP Morgan Chase Commercial Mortgage Securities CMBS,		
Ser 2004-C2, Cl A1		
4.278%, 05/15/41	516	513
JP Morgan Chase Commercial Mortgage Securities CMBS,		
Ser 2004-CB9, Cl A1 (C) (F)		
3.475%, 06/12/41	22	21
JP Morgan Chase Commercial Mortgage Securities CMBS,		
Ser 2005-CB13, Cl A1 (F)		
3.635%, 01/12/43	18	17
LB Commercial Conduit Mortgage Trust CMBS,		
Ser 1999-C1, Cl A2 (F)		
6.780%, 06/15/31	54	54
LB-UBS Commercial Mortgage Trust CMBS,		
Ser 2001-C2, Cl A2 (F)		
6.653%, 11/15/27	80	79
LB-UBS Commercial Mortgage Trust CMBS,		
Ser 2005-C7, Cl AM (C)		
5.263%, 11/15/40	1,000	595
Luminent Mortgage Trust CMO,		
Ser 2006-6, Cl A1 (D) (F)		
0.671%, 10/25/46	60	25
Merrill Lynch Mortgage Trust CMBS,		
Ser 2004-BPC1, Cl AJ (C)		
4.922%, 10/12/41	100	48
Merrill Lynch/Countrywide Commercial Mortgage Trust CMBS,		
Ser 2006-4, Cl A1 (C) (F)		
3.642%, 12/12/49	53	50
MLCC Mortgage Investors CMO,		
Ser 2005-A, Cl A1 (D) (F)		
0.701%, 03/25/30	15	11

Morgan Stanley Capital I CMBS,		
Ser 2005-HQ7, Cl A1 (F)		
3.864%, 11/14/42	18	17
Morgan Stanley Dean Witter Capital I CMBS,		
Ser 2002-HQ, Cl A3 (F)		
6.510%, 04/15/34	58	56
PNC Mortgage Acceptance CMBS,		
Ser 2001-C1, Cl A2 (F)		
6.360%, 03/12/34	725	707
Protective Finance 144A CMBS,		
Ser 2007-PLA, Cl A1		
5.325%, 03/14/38	1,017	926
Wachovia Bank Commercial Mortgage Trust CMBS,		
Ser 2005-C20, Cl AMFX (C) (F)		
5.179%, 07/15/42	80	48
Wells Fargo Mortgage Backed Securities Trust CMO,		
Ser 2005-AR10, Cl 2A2 (D)		
4.232%, 06/25/35	40	31
Total Mortgage Related (Cost $8,038)		**6,867**
Asset-Backed Securities - 8.8%		
Automobile - 2.2%		
USAA Auto Owner Trust,		
Ser 2008-1, Cl A3		
4.160%, 04/16/12	1,125	1,080
Total Automobile		**1,080**
Credit Card Bullet - 2.2%		
Capital One Multi-Asset Execution Trust,		
Ser 2007-A9, Cl A9		
4.950%, 08/15/12	400	388
Chase Issuance Trust,		
Ser 2005-A7, Cl A7		
4.550%, 03/15/13	750	714
Total Credit Card Bullet		**1,102**
Home Equity - 1.9%		
CIT Group Home Equity Loan Trust,		
Ser 2002-1, Cl AF5 (E) (F)		
6.710%, 02/25/33	4	3
Equivantage Home Equity Loan Trust,		
Ser 1996-3, Cl A3 (F)		
7.700%, 09/25/27	7	6
HFC Home Equity Loan Asset Backed Certificates,		
Ser 2006-2, Cl A1 (D) (F)		
0.658%, 03/20/36	83	58
Indymac Home Equity Loan Asset-Backed Trust,		
Ser 2001-A, Cl AF6 (C) (F)		
6.537%, 11/25/30	3	2
Renaissance Home Equity Loan Trust,		
Ser 2007-1, Cl AF2 (E)		
5.512%, 04/25/37	65	49
Renaissance Home Equity Loan Trust,		
Ser 2007-3, Cl AF2 (E)		
6.998%, 09/25/37	145	125
Residential Asset Securities,		
Ser 2001-KS3, Cl AI6 (C) (F)		
5.960%, 09/25/31	25	20
Soundview Home Equity Loan Trust,		
Ser 2006-OPT3, Cl 2A2 (D) (F)		
0.581%, 06/25/36	39	37
Terwin Mortgage Trust,		
Ser 2005-14HE, Cl AF2 (E) (F)		
4.849%, 08/25/36	124	113
Wells Fargo Home Equity Trust,		
Ser 2004-2, Cl AI3 (C)		
3.970%, 05/25/34	534	527
Total Home Equity		**940**
Other - 2.5%		
Aircraft Certificate Owner Trust 144A,		
Ser 2003-1A, Cl D		
6.455%, 09/20/22	52	56
Countrywide Asset-Backed Certificates,		
Ser 2003-2, Cl M2 (D) (F)		
2.946%, 03/26/33	13	4

Countrywide Asset-Backed Certificates,		
Ser 2003-5, Cl MF2 (C)		
5.959%, 11/25/33	45	28
Countrywide Asset-Backed Certificates,		
Ser 2005-7, Cl AF6 (C)		
4.693%, 10/25/35	37	30
Fannie Mae Whole Loan,		
Ser 2002-W11, Cl AF5 (E)		
5.478%, 11/25/32	11	11
JP Morgan Mortgage Acquisition,		
Ser 2006-FRE2, Cl A3 (D) (F)		
1.575%, 02/25/36	74	62
Oil and Gas Royalty Trust 144A,		
Ser 2005-1A, Cl A		
5.090%, 07/28/12	220	214
Peco Energy Transition Trust,		
Ser 2001-A, Cl A1		
6.520%, 12/31/10	405	408
People's Financial Realty Mortgage Securities Trust,		
Ser 2006-1, Cl 1A1 (D) (F)		
0.541%, 09/25/36	26	25
RAAC Series,		
Ser 2006-SP2, Cl A1 (D) (F)		
0.541%, 02/25/36	7	6
TXU Electric Delivery Transition Bond ,		
Ser 2004-1, Cl A2		
4.810%, 11/17/14	425	419
Total Other		**1,263**
Total Asset-Backed Securities (Cost $4,601)		**4,385**
U.S. Treasury Obligations - 5.7%		
United States Treasury Bill (B)(C)		
0.000%, 06/04/09	35	35
United States Treasury Notes		
3.750%, 11/15/18	313	354
2.000%, 11/30/13	1,375	1,411
1.750%, 11/15/11	642	657
1.250%, 11/30/10	402	406
Total U.S. Treasury Obligations (Cost $2,832)		**2,863**
Money Market Fund - 4.2%		
Dreyfus Cash Management Fund, Institutional Class, 1.585% (A)	2,118,121	2,118
Total Money Market Fund (Cost $2,118)		**2,118**
Total Investments - 104.4% (Cost $53,513)†		**52,059**
Other Assets and Liabilities, Net -		**(2,177)**
Total Net Assets 100.0%		**$ 49,882**

* Non-income producing security.

144A - Security exempt from registration under Rule 144A of the securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. On December 31, 2008, the value of these securities amounted to $2,868 (000), representing 5.7% of the net assets of the Old Mutual Dwight Intermediate Fixed Income Fund.

(A) The rate reported represents the 7-day effective yield as of December 31, 2008.
(B) All or a portion of this security is held as required margin for open futures contracts.
(C) The rate reported on the Schedule of Investment represents the security's effective yield at time or purchase.
(D) Floating Rate Security - The rate reported represents the security's rate as of December 31, 2008.
(E) The rate shown reflects the coupon rate after the step date.
(F) All or a portion of this security is held as cover for TBAs.

Cl - Class
CMBS - Commercial Mortgage-Backed Securities
CMO - Collaterized Mortgage Obligation
FHLMC - Federal Home Loan Mortgage Corporation
FNMA - Federal National Mortgage Association
GNMA - Government National Mortgage Association
MTN - Medium Term Note
REIT - Real Estate Investment Trust
REMIC - Real Estate Mortgage Investment Conduit
Ser - Series
TBA - Security traded under delayed delivery commitments settling after December 31, 2008. Income on this security will not

† At December 31, 2008, the approximate tax basis cost of the Fund’s investments was $53,513 (000), and the unrealized appreciation and depreciation were $1,258 (000) and $(2,712) (000), respectively.

Cost figures are shown with "000's" omitted

The Fund had the following futures contracts open as of December 31, 2008:

Contract Description	Number of Contracts	Contract Value (000)	Expiration Date	Unrealized Appreciation (Depreciation) (000)
5 Year U.S. Treasury Note - Long	52	$ 6,191	March 2009	$ 226
10 Year U.S. Treasury Note - Short	(26)	(3,270)	March 2008	(262)
U.S. Long Bond - Short	(8)	(1,104)	March 2009	(152)
				$ (188)

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of December 31, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs				Investments (000)
Level 1 – quoted prices				$ 2,118
Level 2 – other significant observable inputs				48,363
Level 3 – significant unobservable inputs				1,578
Total				$ 52,059

Following is a reconciliation of Level 3 assets for which significant unobservable inputs were used in determining fair value.

	Investments (000)
Balance as of September 30, 2008	$ -
Realized gain (loss)	-
Change in unrealized appreciation (depreciation)	-
Net purchases (sales)	-
Transfers in and/or out of Level 3	1,578
Balance as of December 31, 2008	$ 1,578

The information used in the above reconciliation represents fiscal year to date activity for any investment in securities identified as using Level 3 inputs at either the beginning or the end of the current reporting period. Transfers in and/or out of Level 3 represents either the beginning value (for transfers in), or the ending value (for transfers out) of any security where a change in the input level occurred from the beginning to the end of the reporting period.

Old Mutual Dwight Short Term Fixed Income Fund

SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2008 (Unaudited)

Description	Face Amount (000)/Shares	Value (000)
Asset-Backed Securities - 14.5%		
Automobile - 1.9%		
Nissan Auto Receivables Owner Trust,		
Ser 2008-B, Cl A3		
4.460%, 04/16/12	$ 3,000	$ 2,808
Total Automobile		2,808
Credit Card - 6.1%		
Bank One Issuance Trust,		
Ser 2004-A6, Cl A6		
3.940%, 04/16/12	3,196	3,152
Capital One Multi-Asset Execution Trust,		
Ser 2006-A7, Cl A7 (C)		
1.225%, 03/17/14	1,772	1,505
Chase Issuance Trust,		
Ser 2005-A9, Cl A9 (C)		
1.215%, 11/15/11	1,660	1,600
Citibank Credit Card Issuance Trust,		
Ser 2006-A2, Cl A2		
4.850%, 02/10/11	1,800	1,799
Citibank Credit Card Issuance Trust,		
Ser 2006-A5, Cl A5		
5.300%, 05/20/11	1,360	1,355
Total Credit Card		9,411
Home Equity Loans - 2.9%		
GSAA Trust,		
Ser 2005-12, Cl AV1(C) (E)		
0.601%, 09/25/35	100	94
HFC Home Equity Loan Asset Backed Certificates,		
Ser 2006-3, Cl A3F (D)		
5.630%, 03/20/36	4,305	3,052
Wells Fargo Home Equity Trust,		
Ser 2004-2, Cl AI3 (B)		
3.970%, 05/25/34	1,086	1,071
Total Home Equity Loans		4,217
Other - 3.6%		
Entergy Gulf States Reconstruction Funding,		
Ser 2007-A, Cl A1		
5.510%, 10/01/13	3,424	3,454
Fannie Mae Whole Loan,		
Ser 2001-W4, Cl AF5 (D) (E)		
6.114%, 02/25/32	142	150
Oil and Gas Royalty Trust 144A,		
Ser 2005-1A, Cl A		
5.090%, 07/28/12	2,116	2,060
Total Other		5,664
Total Asset-Backed Securities (Cost $20,641)		**22,100**
Mortgage Related - 39.9%		
Banc of America Commercial Mortgage CMBS,		
Ser 2001-PB1, Cl A2		
5.787%, 05/11/35	1,366	1,311
Banc of America Commercial Mortgage CMBS,		
Ser 2004-4, Cl A3		
4.128%, 07/10/42	2,167	2,126
Bear Stearns Commercial Mortgage Securities CMBS,		
Ser 1999-C1, Cl A2 (B)		
6.020%, 02/14/31	734	732
Bear Stearns Commercial Mortgage Securities CMBS,		
Ser 2000-WF2, Cl B (B)		
7.460%, 10/15/32	1,500	1,268

Bear Stearns Commercial Mortgage Securities CMBS, Ser 2001-TOP4, Cl A1 5.060%, 11/15/16	790	770
Bear Stearns Commercial Mortgage Securities CMBS, Ser 2002-PBW1, Cl A1 (B) 3.970%, 11/11/35	1,030	1,000
Chase Commercial Mortgage Securities CMBS, Ser 1999-2, Cl B (B) 7.343%, 01/15/32	1,750	1,746
Citigroup Commercial Mortgage Trust 144A, CMBS Ser 2005-EMG, Cl A2 4.221%, 09/20/51	2,126	2,054
Citigroup Commercial Mortgage Trust, CMBS Ser 2004-C2, Cl A1 3.787%, 10/15/41	335	334
Commercial Mortgage Pass Through Certificates CMBS, Ser 2005-LP5, Cl A2 4.630%, 05/10/43	969	905
Countrywide Alternative Loan Trust CMO, Ser 2006-J4, Cl 1A3 (E) 6.250%, 07/25/36	4,083	3,298
Countrywide Home Loan Mortgage Pass Through Trust CMO, Ser 2004-13, Cl 2A17 (E) 5.750%, 08/25/34	2,226	2,159
CS First Boston Mortgage Securities CMBS, Ser 1997-C2, Cl D 7.270%, 01/17/35	890	888
CS First Boston Mortgage Securities CMBS, Ser 1999-C1, Cl A2 7.290%, 09/15/41	2,114	2,112
Diversified REIT Trust 144A, CMBS, Ser 2000-1A, Cl C 6.971%, 03/08/10	3,250	3,246
Greenwich Capital Commercial Funding CMBS, Ser 2005-GG3, Cl A2 4.305%, 08/10/42	2,499	2,365
GSR Mortgage Loan Trust CMO, Ser 2005-AR3, Cl 3A2 (B) (E) 5.824%, 05/25/35	1,575	1,328
Heller Financial Commercial Mortgage Asset CMBS, Ser 1999-PH1, Cl A2 (B) (E) 6.847%, 05/15/31	291	290
JP Morgan Chase Commercial Mortgage Securities CMBS, Ser 2005-LDP1, Cl A2 4.625%, 03/15/46	1,500	1,415
JP Morgan Chase Commercial Mortgage Securities CMBS, Ser 2005-LDP5, Cl A1 5.035%, 12/15/44	5,264	5,212
JP Morgan Chase Commercial Mortgage Securities CMBS, Ser 2006-CB14, Cl A1 3.845%, 12/12/44	1,156	1,112
LB-UBS Commercial Mortgage Trust CMBS, Ser 2003-C3, Cl A2 3.086%, 05/15/27	30	30
LB-UBS Commercial Mortgage Trust CMBS, Ser 2003-C5, Cl A2 (E) 3.478%, 07/15/27	31	30
LB-UBS Commercial Mortgage Trust CMBS, Ser 2003-C8, Cl A2 4.207%, 11/15/27	744	723
LB-UBS Commercial Mortgage Trust CMBS, Ser 2005-C7, Cl A2 5.103%, 11/15/30	3,501	3,163
Lehman Brothers Floating Rate Commercial Mortgage Trust 144A, CMBS, Ser 2006-LLFA, Cl A1 (C) (E) 1.275%, 09/15/21	2,530	1,889

Merrill Lynch/Countrywide Commercial Mortgage Trust CMBS,		
Ser 2006-2, Cl A1 (B)		
5.773%, 06/12/46	1,053	1,029
Merrill Lynch/Countrywide Commercial Mortgage Trust CMBS,		
Ser 2007-9, Cl A1		
4.277%, 09/12/49	2,630	2,414
MLCC Mortgage Investors CMO,		
Ser 2004-1, Cl 1A (B) (E)		
5.555%, 12/25/34	1,177	881
Morgan Stanley Capital I CMBS,		
Ser 2003-IQ5, Cl A3		
4.710%, 04/15/38	552	545
Morgan Stanley Capital I CMBS,		
Ser 2004-HQ3, Cl A2		
4.050%, 01/13/41	2,360	2,244
Morgan Stanley Capital I CMBS,		
Ser 2005-T19, Cl A1		
4.478%, 06/12/47	1,134	1,101
Protective Finance 144A, CMBS,		
Ser 2007-PLA, Cl A1		
5.325%, 03/14/38	1,142	1,041
Prudential Commercial Mortgage Trust CMBS,		
Ser 2003-PWR1, Cl A1		
3.669%, 02/11/36	746	710
Residential Funding Mortgage Securities I CMO,		
Ser 2004-S6, Cl 1A4		
5.500%, 06/25/34	2,730	2,670
Sequoia Mortgage Trust CMO,		
Ser 2004-12, Cl A1 (C) (E)		
0.778%, 01/20/35	1,051	553
Sequoia Mortgage Trust CMO,		
Ser 2004-9, Cl A2 (C) (E)		
3.745%, 10/20/34	1,270	860
Structured Asset Securities CMO,		
Ser 2002-21A, Cl 4A1 (B)		
5.150%, 11/25/32	2,235	1,744
Structured Asset Securities CMO,		
Ser 2004-21XS, Cl 2A2 (D) (E)		
3.590%, 12/25/34	319	318
Wells Fargo Mortgage Backed Securities Trust CMO,		
Ser 2002-18, Cl 2A4 (E)		
6.000%, 12/25/32	948	945
Wells Fargo Mortgage Backed Securities Trust CMO,		
Ser 2005-AR3, Cl 2A1 (B) (E)		
4.409%, 03/25/35	2,988	2,132
Total Mortgage Related (Cost $69,296)		**60,693**
U.S. Treasury Obligations - 10.5%		
United States Treasury Notes		
2.625%, 05/31/10	2,000	2,060
2.375%, 08/31/10	6,500	6,697
2.000%, 09/30/10	5,000	5,126
1.250%, 11/30/10	2,000	2,021
Total U.S. Treasury Obligations (Cost $15,518)		**15,904**
U.S. Government Agency Obligations - 24.0%		
FNMA		
5.500%, 03/15/11	2,400	2,624
5.500%, 08/01/17	2,120	2,206
3.250%, 08/12/10 (E)	3,100	3,211
FNMA TBA		
5.500%, 01/15/20	15,000	15,445
FHLMC		
3.250%, 07/16/10	1,750	1,808
3.125%, 10/25/10	1,700	1,760
2.680%, 11/16/09	2,305	2,338
GNMA		
6.000%, 01/08/35	7,000	7,201
Total U.S. Government Agency Obligations (Cost $35,720)		**36,593**
Corporate Bond - 19.1%		

Bank of America		
5.375%, 08/15/11	1,350	1,375
Bank One Corp		
7.875%, 08/01/10	3,000	3,144
Citigroup		
2.875%, 12/09/11	1,100	1,134
General Electric Capital (E)		
4.125%, 09/01/09	5,000	5,017
Goldman Sachs Group		
3.250%, 06/15/12	2,000	2,087
HSBC USA		
3.125%, 12/16/11	1,100	1,142
Marshall & Ilsley		
5.626%, 08/17/09	2,500	2,352
Morgan Stanley		
2.900%, 12/01/10	2,000	2,052
PNC Funding		
2.300%, 06/22/12	1,500	1,515
Principal Life Income Funding Trusts		
5.150%, 06/17/11	2,500	2,334
SBC Communications Capital MTN,		
7.000%, 10/01/12	5,000	5,022
Westfield Capital Ltd/WT Finance Aust/WEA Finance 144A,		
4.375%, 11/15/10	2,410	1,951
Total Corporate Bond (Cost $29,682)		**29,125**
Money Market Fund - 6.3%		
Dreyfus Cash Management Fund, Institutional Class, 1.585% (A)	9,658	9,658
Total Money Market Fund (Cost $9,658)		**9,658**
Total Investments - 114.3% (Cost $180,515)†		**174,073**
Other Assets and Liabilities, Net - (14.3)%		**(21,818)**
Total Net Assets - 100.0%		**$ 152,255**

* Non-income producing security.

144A - Security exempt from registration under Rule 144A of the securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. On December 31, 2008, the value of these securities amounted to $12,241 (000), representing 8.0% of the net assets of the Old Mutual Dwight Short Term Fixed Income Fund.

(A) The rate reported represents the 7-day effective yield as of December 31, 2008.
(B) The rate reported represents the security's yield at time of purchase.
(C) Floating Rate Security - The rate reported represents the security's rate as of December 31, 2008.
(D) The rate shown reflects the coupon rate after the step date.
(E) All or a portion of this security is held as cover for TBAs.

Cl - Class
CMBS - Commercial Mortgage-Backed Securities
CMO - Collaterized Mortgage Obligation
FHLMC - Federal Home Loan Mortgage Corporation
FNMA - Federal National Mortgage Association
GNMA - Government National Mortgage Association
MTN - Medium Term Note
REIT - Real Estate Investment Trust
Ser - Series
TBA - Security traded under delayed delivery commitments settling after December 31, 2008. Income on this security will not be earned until the settlement date.

† At December 31, 2008, the approximate tax basis cost of the Fund’s investments was $180,515 (000), and the unrealized appreciation and depreciation were $1,996 (000) and $(8,438) (000), respectively.

Cost figures are shown with "000's" omitted

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of December 31, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$ 9,658
Level 2 – other significant observable inputs	159,986
Level 3 – significant unobservable inputs	4,429
Total	$ 174,073

Following is a reconciliation of Level 3 assets for which significant unobservable inputs were used in determining fair value.

	Investments (000)
Balance as of September 30, 2008	$ -
Realized gain (loss)	-
Change in unrealized appreciation (depreciation)	-
Net purchases (sales)	-
Transfers in and/or out of Level 3	4,429
Balance as of December 31, 2008	$ 4,429

The information used in the above reconciliation represents fiscal year to date activity for any investment in securities identified as using Level 3 inputs at either the beginning or the end of the current reporting period. Transfers in and/or out of Level 3 represents either the beginning value (for transfers in), or the ending value (for transfers out) of any security where a change in the input level occurred from the beginning to the end of the reporting period.